UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Pegasus Oil & Gas Inc.

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Alberta

(Jurisdiction of Subject Company’s Incorporation or Organization)

Harvest Energy Trust

(Name of Person(s) Furnishing Form)

Class A Shares and Class B Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Darcy Anderson, Chief Financial Officer

Pegasus Oil & Gas Inc.

101 10th St. N.W.

Calgary, Alberta, Canada T2N 1V4

(403) 521-5282

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Andrew J. Foley, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas | New York, NY 10019-6064

(212) 373-3000

June 24, 2009 (Date of Mailing of Exchange Offer Notice)

(Date Tender Offer/Rights Offering Commenced)

2

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents
1.	Offer to Purchase and Circular, dated June 23, 2009 (the “Circular”)
2.	Letter of Transmittal and Election Form (Class A shares)
3.	Letter of Transmittal and Election Form (Class B shares)
4.	Notice of Guaranteed Delivery
5.	Directors’ Circular of Pegasus Oil & Gas Inc., dated June 23, 2009
Item 2.	Informational Legends

The required legend is included on prominent portions of the Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about any of the securities offered hereunder and it is an offence to claim otherwise.

June 23, 2009

HARVEST PEGASUS INC.

an indirect wholly-owned subsidiary of

HARVEST ENERGY TRUST

OFFER TO PURCHASE

all of the issued and outstanding class A shares and class B shares of

PEGASUS OIL & GAS INC.

on the basis of:

0.015 Trust Units for each Class A Share and 0.15 Trust Units for each Class B Share

The offer (the "Pegasus Class A Share Offer") by Harvest Pegasus Inc. (the "Offeror"), an indirect wholly-owned subsidiary of Harvest Energy Trust (the "Trust"), to purchase all of the issued and outstanding class A shares (the "Pegasus Class A Shares") in the capital of Pegasus Oil & Gas Inc. ("Pegasus"), including the Pegasus Class A Shares which become outstanding upon exercise of Pegasus Options (as hereinafter defined) and the offer (the "Pegasus Class B Share Offer") by the Offeror to purchase all of the issued and outstanding class B shares (the "Pegasus Class B Shares") in the capital of Pegasus, will be open for acceptance until 5:00 p.m. (Calgary time) on July 30, 2009 (the "Expiry Time"), unless withdrawn or extended. The Pegasus Class A Share Offer and the Pegasus Class B Share Offer (collectively, the "Offer") are conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time, and at the time the Offeror first takes up and pays for Pegasus Class A Shares and Pegasus Class B Shares (collectively, the "Pegasus Shares") under the Offer, at least 90% of the outstanding Pegasus Class A Shares (calculated on a diluted basis) and at least 90% of the outstanding Pegasus Class B Shares. This condition and the other conditions of the Offer are described under Section 4 of the Offer to Purchase, "Conditions of the Offer".

The board of directors of Pegasus, after consultation with its legal and financial advisors, and upon receipt of the Fairness Opinion (as hereinafter defined) from FirstEnergy Capital Corp. ("FirstEnergy"), has unanimously determined that the Offer is fair, from a financial point of view, to the Shareholders (as hereinafter defined) and is in the best interests of Pegasus and the Shareholders and unanimously recommends that Shareholders ACCEPT the Offer and TENDER their Pegasus Shares to the Offer.

The Trust has entered into pre-tender agreements (each a "Pre-Tender Agreement") with all of the directors and officers of Pegasus (collectively, the "Tendering Securityholders") pursuant to which the Tendering Securityholders have agreed to tender pursuant to the Offer and not withdraw, except in certain circumstances: (i) the Pegasus Class A Shares beneficially owned by them and all Pegasus Class A Shares they may acquire before the Expiry Time pursuant to the exercise of Pegasus Options, representing an aggregate of 5,894,218 Pegasus Class A Shares or approximately 17.0% of the currently issued and outstanding Pegasus Class A Shares (calculated on a diluted basis); and (ii) the Pegasus Class B Shares beneficially owned by them, representing an aggregate of 175,060 Pegasus Class B Shares or approximately 17.3% of the currently issued and outstanding Pegasus Class B Shares. See Section 7 of the Circular, "Arrangements Between the Offeror and the Directors and Officers of Pegasus".

Holders of Pegasus Shares wishing to accept the Offer must properly complete and duly execute the applicable accompanying Letter of Transmittal (as hereinafter defined) or a facsimile thereof and deposit it, together with certificates representing their Pegasus Shares and all other documents required by the Letter of Transmittal, at the office of Valiant Trust Company (the "Depositary") shown on the Letter of Transmittal and on the back page of this document, all in accordance with the transmittal instructions in the Letter of Transmittal.

The Depositary for the Offer is Valiant Trust Company (see back cover for details)

The Information Agent for the Offer is Georgeson Shareholder Communications Canada, Inc. (see back cover for details)

(cover continued on the following page)

Alternatively, a holder of Pegasus Shares who wishes to deposit such Pegasus Shares and whose certificates for such Pegasus Shares are not immediately available may deposit certificates representing such Pegasus Shares by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer to Purchase, "Time of Acceptance" and "Manner of Acceptance".

Questions and requests for assistance may be directed to the Information Agent (as hereinafter defined). Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery (as hereinafter defined) may be obtained, without charge, on request from the Depositary at its offices shown in the Letter of Transmittal and the Notice of Guaranteed Delivery and on the back page of this document.

The outstanding trust units (the "Trust Units") of the Trust are listed on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE"). The outstanding Pegasus Shares are listed on the TSX Venture Exchange (the "TSXV").

On June 12, 2009, the last trading day prior to the date of the public announcement by the Trust and Pegasus of the Offer, the closing prices of the Trust Units on the TSX and NYSE were $6.94 and US$6.21, respectively, and the closing price of the Pegasus Class A Shares on the TSXV was $0.20. On June 5, 2009, the last day upon which a trade of Pegasus Class B Shares occurred on the TSXV prior to the date of the public announcement by the Trust and Pegasus of the Offer, the closing price of the Pegasus Class B Shares on the TSXV was $1.00.

The TSX has conditionally approved the listing of the Trust Units issuable pursuant to the Offer on the TSX. The Trust will file a supplemental listing application to list the Trust Units issuable pursuant to the Offer on the NYSE.

Persons whose Pegasus Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Pegasus Shares to the Offer.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is made for the securities of a Canadian issuer and the Trust Units offered hereby are offered by a Canadian issuer in accordance with the disclosure requirements of certain provinces of Canada. Shareholders should be aware that these requirements are different from those of the United States. The financial statements included and incorporated by reference herein have been prepared in accordance with Canadian GAAP (as hereinafter defined) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies. However, since the Trust Units are traded on the NYSE and are registered under Section 12 of the United States Securities Exchange Act of 1934, as amended, the Trust has filed with the SEC an annual report on Form 40-F for the year ended December 31, 2008. The financial statements included in such Form 40-F contains a reconciliation of such financial statements to United States GAAP (as hereinafter defined).

In addition, data on oil and gas reserves included or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC permits oil and gas companies, in their filings with the SEC to disclose only proved reserves (as defined in SEC rules). Canadian securities laws require oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (which are defined differently than SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Moreover, the disclosure of estimated future net revenue from reserves are calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve estimates included or incorporated by reference herein may not be comparable to those of the United States domestic companies subject to SEC reporting and disclosure requirements.

It may be difficult for Shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, as the Offeror, the Trust and Pegasus are located in Canada, and some or all of their respective trustees, officers and directors, as the case may be, are residents of Canada. You may not be able to sue the Offeror, the Trust or Pegasus or their respective trustees, officers or directors, as the case may be, in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel the Offeror, the Trust or Pegasus and their affiliates to subject themselves to a U.S. court's judgment.

Shareholders should be aware that the acquisition of the Trust Units offered hereby may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in the Offer to Purchase and Circular. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of acquiring the Trust Units. See Section 17 of the Circular, "Canadian Federal Income Tax Considerations".

Shareholders should be aware that the Trust or its affiliates, directly or indirectly, may bid for or purchase Pegasus Shares otherwise than pursuant to the Offer, such as in open market or privately negotiated purchases, as permitted by Canadian laws or provincial laws or regulations.

The Trust Units issuable pursuant to the Offer will be "restricted securities" within the meaning under the U.S. Securities Act to the same extent and proportion that the Pegasus Shares exchanged pursuant to the Offer are restricted securities. Restricted securities may be offered and sold only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws.

No Trust Units will be delivered in the United States or to or for the account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless the Trust is satisfied that the Trust Units may be delivered in such other jurisdictions without further action by the Trust or on a basis otherwise determined acceptable to the Trust in its sole discretion.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Circular, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", " predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Harvest Operations Corp. ("HOC"), the administrator and the Trust, believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Circular should not be unduly relied upon. These statements speak only as of the date of this Circular or as of the date specified in the documents incorporated by reference into this Circular, as the case may be.

In particular, this Circular, and the documents incorporated by reference herein, contain forward-looking statements pertaining to:

•	the ability of Harvest (as hereinafter defined) to complete the Offer and any Second Stage Transaction (as hereinafter defined);
•	the ability to successfully integrate Pegasus;
•	expected increases in revenue attributable to development and production activities;
•	estimated capital expenditures and the ability to fund such capital expenditures;
•	competitive advantages and ability to compete successfully;
•	intention to continue adding value through drilling and exploitation activities;
•	emphasis on having a low cost structure;
•	intention to retain a portion of cash flows after distributions to repay indebtedness and invest in further development of properties of the Harvest Group (as hereinafter defined);
•	targeted level of bank borrowings and initiatives to achieve such target;
•	reserve estimates and estimates of the present value of the Trust's future net cash flows;
•	methods of raising capital for exploitation and development of reserves;
•	factors upon which to decide whether or not to undertake a development or exploitation project;
•	plans to make acquisitions and expected synergies from acquisitions made;
•	expectations regarding the development and production potential of petroleum and natural gas properties;
•	treatment under government regulatory regimes including, without limitation, environmental and tax regulation;
•	overall demand for gasoline, low sulphur diesel, jet fuel, furnace oil and other refined products; and
•	the level of global production of crude oil feedstocks and refined products.
•	With respect to forward-looking statements contained in this Circular and the documents incorporated by reference herein, Harvest has made assumptions regarding, among other things:
•	future oil and natural gas prices and differentials between light, medium and heavy oil prices;
•	the cost of expanding the Harvest Group's property holdings;
•	the ability to obtain equipment in a timely manner to carry out development activities;
•	the ability to market oil and natural gas successfully to current and new customers;
•	the impact of increasing competition;
•	the ability to obtain financing on acceptable terms;
•	the ability to add production and reserves through development and exploitation activities; and
•	the ability to produce gasoline, low sulphur diesel, jet fuel, furnace oil and other refined products that meet our customers' specifications.
Some of the risks that could affect the Trust's future results and could cause results to differ materially from those expressed in the forward-looking statements include:
•	the volatility of oil and natural gas prices, including the differential between the price of light, medium and heavy oil;

•	the uncertainty of estimates of oil and natural gas reserves;
•	the impact of competition;
•	difficulties encountered in the integration of acquisitions;
•	difficulties encountered during the drilling for and production of oil and natural gas;
•	difficulties encountered in delivering oil and natural gas to commercial markets;
•	foreign currency fluctuations;
•	the uncertainty of the Trust's ability to attract capital;
•	changes in or the introduction of new government laws and regulations relating to the oil and natural gas business including, without limitation, tax, royalty and environmental regulation;
•	costs associated with developing and producing oil and natural gas;
•	compliance with environmental and tax regulations;
•	liabilities stemming from accidental damage to the environment;
•	loss of the services of any of the Harvest Group's senior management or directors;
•	adverse changes in the economy generally;
•	the volatility of refining gross margins including the price of crude oil feedstocks as well as the prices for refined products; and
•	the stability of the Refinery (as hereinafter defined) throughput performance.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this Circular and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required by law, neither Harvest nor HOC undertakes any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "The Offeror, the Trust and HOC - Risk Factors" in this Circular.

NON-GAAP MEASURES

In this Circular and the documents which are incorporated by reference in this Circular, Harvest uses certain financial reporting measures that are commonly used as benchmarks within the oil and natural gas industry. These measures include: "Payout Ratio", "Cash G&A", "Operating Netbacks", "Earnings from Operations" and "Gross Margin". These measures are not defined under Canadian GAAP and should not be considered in isolation or as an alternative to conventional Canadian GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they have been footnoted and the footnote to the applicable measure notes that the measure is "non-GAAP" and contains a description of how to reconcile the measure to the applicable financial statements. These measures should be given careful consideration by the reader.

Specifically, in the documents which are incorporated by reference in this Circular management uses Payout Ratio, Cash G&A and Operating Netbacks as they are non-GAAP measures used extensively in the Canadian energy trust sector for comparative purposes. Payout Ratio is the ratio of distributions to total Cash from Operating Activities. Operating Netbacks are always reported on a per boe (as hereinafter defined) basis, and include gross revenue, royalties, transportation and operating expenses. Cash G&A are general and administrative expenses, excluding the effect of unit based compensation plans. Gross Margin is also a non-GAAP measure commonly used in the refining industry to reflect the net cash received from the sale of refined product after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue. Earnings from Operations and Cash from Operations are also non-GAAP measures commonly used in the petroleum and natural gas and in the refining and marketing industries to reflect operating results before items not directly related to operations. This information may not be comparable to similar measures by other issuers.

EXCHANGE RATE INFORMATION

All dollar amounts set forth in the Offer to Purchase and Circular are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars, "CDN$" or "$" are to the currency of Canada and references to U.S. dollars or "US$" are to the currency of the United States.

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the first day of each month during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on these rates published on the Bank of Canada's website as being in effect at approximately noon on each trading day (the "Bank of Canada noon rate").

	Year Ended December 31,			Three Months Ended March 31, 2009
	2008	2007	2006
Rate at end of Period	$0.8166	$1.0120	$0.8581	$0.7935
Average rate during Period	$0.9381	$0.9304	$0.8817	$0.8028
High	$1.0289	$1.0905	$0.9099	$0.8458
Low	$0.7711	$0.8437	$0.8528	$0.7692

On June 22, 2009, the Bank of Canada noon rate was US$0.8660 equals $1.00.

PRESENTATION OF FINANCIAL STATEMENTS

Unless otherwise indicated, all financial information included and incorporated by reference in this Circular is determined using Canadian GAAP. The financial statements incorporated by reference herein have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP. Therefore, the comparative consolidated financial statements which are incorporated by reference in this Circular, may not be comparable to financial statements prepared in accordance with U.S. GAAP. Where applicable, prospective investors should refer to the notes to the comparative audited consolidated financial statements which are incorporated by reference into this Circular for a discussion of the principal differences between financial results calculated under Canadian GAAP and under U.S. GAAP.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Pegasus Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Pegasus Shares in such jurisdiction.

GLOSSARY

In the Offer to Purchase, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer to Purchase or Circular:

"6.40% Debentures Due 2012" means the 6.40% convertible unsecured subordinated debentures of the Trust due October 31, 2012 assumed on February 3, 2006 pursuant to the terms of the Viking Arrangement;

"6.5% Debentures Due 2010" means the 6.5% convertible unsecured subordinated debentures of the Trust due December 31, 2010;

"7.25% Debentures Due 2013" means the 7.25% convertible unsecured subordinated debentures of the Trust due September 30, 2013;

"7.25% Debentures Due 2014" means the 7.25% convertible unsecured subordinated debentures of the Trust due February 28, 2014;

"7.50% Debentures Due 2015" means the 7.50% convertible unsecured subordinated debentures of the Trust due May 31, 2015;

"8% Debentures Due 2009" means the 8% convertible unsecured subordinated debentures of the Trust due September 30, 2009;

"9% Debentures Due 2009" means the 9% convertible unsecured subordinated debentures of the Trust due May 31, 2009;

"7 7/8% Senior Notes" means the 7 7/8% senior notes of HOC due October 15, 2011 unconditionally guaranteed by the Trust;

"ABCA" means the Business Corporations Act (Alberta), as amended;

"Acquisition Agreement" means the acquisition agreement among the Trust, the Offeror and Pegasus dated June 12, 2009;

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and HOC pursuant to which HOC provides certain administrative and advisory services in connection with the Trust;

"affiliate" and "associate" have the respective meaning ascribed thereto in the ABCA, as amended, except as otherwise provided herein;

"AIF" means the Annual Information Form of the Trust dated March 27, 2009;

"Breeze Resources Partnership" means Breeze Resources Partnership, a general partnership established under the laws of the Province of Alberta;

"Breeze Trust No. 1" means Harvest Breeze Trust 1, a trust established under the laws of the Province of Alberta, wholly-owned by the Trust;

"Breeze Trust No. 2" means Harvest Breeze Trust 2, a trust established under the laws of the Province of Alberta, wholly-owned by the Trust;

"Business Day" means any day, excepting Saturdays, Sundays and statutory holidays observed in Calgary, Alberta;

"Canadian GAAP" or "GAAP" means generally accepted accounting principles in Canada;

"Casing Inventory" means 5,700 meters of 177.8 mm OD x 34.23 kg/meter, VM80SS VAM SWNA R3 SMLS Casing currently held by Pegasus as inventory at Hallmark Tubulars Ltd (Edmonton, Alberta);

"Casing Inventory Disposition" means the disposition by Pegasus to the officers and employees of Pegasus (or to a corporation wholly-owned by such persons) of the Casing Inventory in partial satisfaction of Officer Obligations owing to such officers, such disposition to occur immediately prior to the Effective Time;

"Circular" means the take-over bid circular accompanying the Offer to Purchase and forming part hereof;

"Compulsory Acquisition" has the meaning ascribed thereto in Section 12 of the Offer to Purchase, "Acquisition of Pegasus Shares Not Deposited";

"Confidentiality Agreement" means the confidentiality agreement between HOC and Pegasus dated March 23, 2009;

"Credit Facility" has the meaning ascribed to the term Credit Facility in note (1) to the table set forth in "The Offeror, the Trust and HOC - Consolidated Capitalization of the Trust";

"Debentures" means, collectively, the 8% Debentures Due 2009, the 6.5% Debentures Due 2010, the 6.40% Debentures Due 2012, the 7.25% Debentures Due 2013, the 7.25% Debentures Due 2014, and the 7.50% Debentures due 2015;

"Debenture Indenture" means, collectively, the indenture dated January 29, 2004, a first supplemental indenture thereto dated August 10, 2004, a second supplemental indenture dated August 2, 2005, a third supplemental indenture dated November 22, 2006, a fourth supplemental indenture dated June 1, 2007 and a fifth supplemental indenture dated April 25, 2008 among the Trust, HOC and the Trustee and the indenture dated January 13, 2003 and a supplemental indenture dated October 20, 2005 between Viking and Computershare Trust Company of Canada;

"Depositary" means Valiant Trust Company, at its office specified in the Letter of Transmittal;

"diluted basis" with respect to the number of outstanding Pegasus Shares at any time, means such number of outstanding Pegasus Shares that would be issued and outstanding assuming all outstanding Pegasus Options at that time had been exercised or converted and with respect to the number of outstanding Pegasus Class A Shares at any time, means such number of outstanding Pegasus Class A Shares that would be issued and outstanding assuming all outstanding Pegasus Options at that time had been exercised or converted;

"Disclosure Letter" means the letter dated June 12, 2009 from Pegasus to Harvest disclosing certain matters contained therein;

"Downstream" means the Harvest Group's petroleum refining and marketing segment operating under the North Atlantic trade name, comprised of a medium gravity sour crude hydrocracking refinery with a 115,000 bbls/d nameplate capacity and a marketing division with 64 gasoline outlets, a retail heating fuels business and a commercial and wholesale petroleum products business, all located in the Province of Newfoundland and Labrador;

"DRIP Plan" means the Trust's Premium DistributionTM, Distribution Reinvestment and Optional Trust Unit Purchase Plan;

"Effective Time" means the time that Harvest shall have acquired ownership of and paid for at least the Minimum Required Shares pursuant to the Offer;

"Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program ("STAMP"), a member of the Stock Exchange Medallion Program ("SEMP") or a member of the New York Exchange Inc. Medallion Signature Program ("MSP"), where the members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Expiry Date" means July 30, 2009, unless the Offer is extended (pursuant to Section 5 of the Offer to Purchase, "Variation of Terms or Change in Information in the Offer to Purchase or Circular"), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

"Expiry Time" means the Initial Expiry Time, unless the Offer is extended (pursuant to Section 5 of the Offer to Purchase, "Variation of Terms or Change in Information in the Offer to Purchase or Circular"), in which case the Expiry Time shall mean the latest time on which the Offer as so extended expires;

"Fairness Opinion" means the written fairness opinion of FirstEnergy dated June 23, 2009 addressed to the board of directors of Pegasus that the consideration to be received by Pegasus Shareholders under the Offer is fair, from a financial point of view, to the Pegasus Shareholders;

"FirstEnergy" means FirstEnergy Capital Corp., financial advisor to Pegasus;

"Governmental Authority" includes any federal, provincial, municipal or other political subdivision, government department, commission, ward, bureau, agency or instrumentality, domestic or foreign;

"Harvest" means collectively, the Trust and the Offeror;

"Harvest Expenses" means the expenses incurred in connection with the Offer in respect of printing, translating and mailing of the Offer Documents and the Pegasus directors' circular, retaining a depositary for the Offer, and premiums for the director and officer liability insurance policy contemplated by the Acquisition Agreement;

"Harvest Group" means collectively, the Trust and its subsidiaries, trusts and partnerships;

"Hay River Partnership" means Hay River Partnership, a general partnership established under the laws of the Province of Alberta;

"HOC" means Harvest Operations Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust and, all references to "HOC", unless the context otherwise requires, are references to HOC and its predecessors;

"Information Agent" means Georgeson Shareholder Communications Canada, Inc.;

"Information Circular" means the Proxy Statement of the Trust dated March 24, 2009 relating to the annual and special meeting of Unitholders held on May 19, 2009;

"Initial Expiry Time" means 5:00 p.m. (Calgary time) on July 30, 2009;

"Letter of Transmittal" means, in respect of the Pegasus Class A Shares, a letter of transmittal in the form printed on green paper accompanying the Offer to Purchase and Circular and in respect of the Pegasus Class B Shares, a letter of transmittal in the form printed on blue paper accompanying the Offer to Purchase and Circular;

"Material Adverse Change" means any change (or any condition, event or development involving a prospective change) in the business, operations, prospects, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Pegasus or Harvest, as applicable, that is, or could reasonably be expected to have, a Material Adverse Effect;

"Material Adverse Effect" in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations (including production and sales of oil, gas and natural gas liquids), prospects, assets, liabilities, capitalization, rights or privileges or business, whether contractual or otherwise, of Pegasus or Harvest, each on a consolidated basis, as applicable, provided that a Material Adverse Effect shall not include an adverse effect (or any condition, event or development involving a prospective effect) in the business, operations, assets, capitalization, financial condition, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Pegasus or Harvest, each on a consolidated basis, that arises or results from or is in any way connected with, either directly or indirectly: (i) any matter or prospective matter, either alone or in combination with other matters or prospective matters, of which Harvest or Pegasus, as the case may be, has included in the Disclosure Letter as of the date of the Acquisition Agreement; (ii) the announcement of the transactions contemplated by the Offer or the Acquisition Agreement; (iii) conditions affecting the oil and gas industry generally; (iv) general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; (v) any change in the market price of crude oil, natural gas or related hydrocarbons; (vi) any action or inaction taken by Pegasus to which Harvest expressly consented to in writing after the date hereof including, without limitation, any change resulting from operational activity of Pegasus authorized by Harvest in writing or as requested by Harvest pursuant to Section 8.7 of the Acquisition Agreement; or (vii) a change in the laws, policies or regulations of general application;

"MI 61-101"means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

"Minimum Condition" means the condition set forth in Section 4 of the Offer to Purchase, "Conditions of the Offer";

"Minimum Required Shares" means at least that number of the outstanding Pegasus Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless Harvest waives the Minimum Condition in accordance with the Acquisition Agreement, in which case "Minimum Required Shares" means that number of the outstanding Pegasus Shares that Harvest takes-up on the Take-up Date, provided that such number of Pegasus Shares shall not be less than 50% of the issued and outstanding Pegasus Class A Shares on a fully diluted basis and 50% of the issued and outstanding Pegasus Class B Shares;

"misrepresentation" shall have the meaning ascribed thereto under the Securities Act (Alberta);

"NI 51-101" means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities, as amended or replaced from time to time;

"North Atlantic" means North Atlantic Refining Limited, a corporation incorporated under the laws of the Province of Newfoundland and Labrador and an indirect wholly-owned subsidiary of the Trust;

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form printed on yellow paper accompanying the Offer to Purchase and Circular;

"NYSE" means the New York Stock Exchange;

"Offer" means collectively, the Pegasus Class A Share Offer and the Pegasus Class B Share Offer;

"Offer Documents" means, collectively, the Offer to Purchase, Circular, Letters of Transmittal and Notice of Guaranteed Delivery;

"Offer Period" means the period commencing on June 24, 2009 and ending at the Expiry Time;

"Offeror" means Harvest Pegasus Inc., a corporation incorporated under the ABCA and an indirect wholly-owned subsidiary of the Trust;

"Officer Obligations"means the obligations of Pegasus to its officers and employees for severance or termination payments (as detailed in the Disclosure Letter) in connection with a termination of employment or change of control of Pegasus or bonuses, in each case pursuant to any written or oral agreements, plans or otherwise of Pegasus or to which Pegasus is a party (and, for greater certainty, excluding obligations that arise by law and not by any written or oral agreement to which Pegasus is a party);

"Pegasus" means Pegasus Oil & Gas Inc., a corporation amalgamated pursuant to the ABCA;

"Pegasus Class A Share Offer" means the offer to purchase all of the outstanding Pegasus Class A Shares made hereby to holders of Pegasus Class A Shares on the terms and conditions of which are set forth in the Offer Documents;

"Pegasus Class B Share Offer" means the offer to purchase all of the outstanding Pegasus Class B Shares made hereby to holders of Pegasus Class B Shares on the terms and conditions of which are set forth in the Offer Documents;

"Pegasus Class A Shares" means the class A shares in the capital of Pegasus;

"Pegasus Class B Shares" means the class B shares in the capital of Pegasus;

"Pegasus' Debt"means the amount which is the sum of Pegasus' consolidated bank debt and working capital deficiency (both determined in accordance with Canadian GAAP);

"Pegasus Optionholders" means the holders of Pegasus Options;

"Pegasus Options"means the outstanding options to acquire Pegasus Class A Shares;

"Pegasus Shares" means, collectively, the Pegasus Class A Shares and the Pegasus Class B Shares issued and outstanding at any time during the Offer Period;

"Pegasus Shareholders" or "Shareholders" means holders of Pegasus Shares, and "Pegasus Shareholder" or "Shareholder" means any one of them;

"person" means any individual, firm, partnership, limited partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal person representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority syndicate or other entity, whether or not having legal status;

"Pre-Tender Agreements" means the pre-tender agreements between the Trust and each of the Tendering Securityholders dated June 12, 2009;

"Redearth Partnership" means Redearth Partnership, a partnership established under the laws of Alberta, a 60% interest of which is owned by HOC;

"Refinery" means the 115,000 barrel per stream day sour crude hydrocracking refinery located in the Province of Newfoundland and Labrador, owned by North Atlantic;

"SIFT Rules" has the meaning ascribed thereto in Section 17 of the Circular, "Canadian Federal Income Tax Considerations;

"Second Stage Transaction" means, in the event the Offeror takes up and pays for, or otherwise acquires, directly or indirectly at least the Minimum Required Shares pursuant to the terms of the Offer, the acquisition by the Offeror of the balance of the Pegasus Shares as soon as practicable and in any event within a period of one hundred and twenty (120) days following the Take-up Date by way of a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions carried out for a consideration per Pegasus Class A Share and Pegasus Class B Share that: (i) consists of the same form of consideration paid pursuant to the Offer; and (ii) in respect of each such form of consideration, is not less than the consideration paid pursuant to the Offer;

"Securities Authorities" means the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof in which any one or more of the Pegasus Shareholders may be resident;

"Securities Laws" means the ABCA and any applicable Canadian provincial securities laws and any other applicable securities laws;

"Special Trust Units" means the special trust units of the Trust created, issued, and certified under the Trust Indenture and for the time being outstanding and entitled to the benefits thereof;

"Special Voting Unit" means a special voting unit of the Trust;

"subsidiary" has the meaning contemplated by the ABCA;

"Strathmore Encana Farmout Agreement" means the farmout agreement dated July 3, 2007 between Pegasus and Encana Oil & Gas Partnership;

"Superior Proposal" means any bona fide written Take-over Proposal to acquire all of the outstanding Pegasus Class A Shares and outstanding Pegasus Class B Shares that is not subject to a due diligence condition and, if consummated in accordance with its terms, would result in a transaction that is financially superior to Pegasus Shareholders than the Offer, and such proposal constitutes a commercially feasible transaction which could be carried out in a reasonable time frame and that the necessary funds or other consideration is available (all as determined in good faith by Pegasus' board of directors after receiving the advice of its financial advisors);

"Take-over Proposal" means a proposal or offer (verbal or written) by a third person (other than by Harvest or an affiliate of Harvest), whether or not subject to a due diligence condition, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Pegasus or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Pegasus Class A Shares and/or Pegasus Class B Shares, whether by an arrangement, take-over bid, amalgamation, merger, consolidation or other business combination, by means of a sale of shares, sale of assets, tender offer or exchange offer or similar transaction involving Pegasus, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Pegasus or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Pegasus Class A Shares and/or Pegasus Class B Shares, (in all cases other than the transactions contemplated by the Acquisition Agreement);

"Take-up Date" means the date that the Offeror first takes up and acquires Pegasus Shares pursuant to the Offer;

"Tax Act" means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

"Tendering Securityholders" means, collectively, all of the directors and officers of Pegasus who have entered into Pre-Tender Agreements, and "Tendering Securityholder" means any one of them;

"Trust" means Harvest Energy Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Trust Indenture;

"Trust Indenture" means the fifth amended and restated trust indenture dated May 20, 2008 between the Trustee and HOC as such indenture may be further amended by supplemental indentures from time to time;

"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust;

"Trust Unit" means a trust units in the capital of the Trust;

"Trust Unit Rights Incentive Plan" means the trust unit rights incentive plan as described in Appendix "A" to the Information Circular incorporated by reference into this Circular;

"TSX" means the Toronto Stock Exchange;

"TSXV" means the TSX Venture Exchange;

"Unit Award Incentive Plan" means the unit award incentive plan as described in Appendix "B" to the Information Circular incorporated by reference into this Circular;

"U.S. GAAP" means generally accepted accounting principles in the United States;

"U.S."or"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

"Unitholders" means the holders from time to time of Trust Units;

"Upstream" means the Harvest Group's petroleum and natural gas segment, consisting of the development, production and subsequent sale of petroleum, natural gas and natural gas liquids in Alberta, Saskatchewan and British Columbia;

"Viking" means Viking Energy Royalty Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta; and

"Viking Arrangement" means the Plan of Arrangement involving the Trust, HOC, Viking, Viking Holdings Inc., Harvest securityholders and Viking unitholders as approved by the Harvest securityholders and the Viking unitholders on February 2, 2006 and effective February 3, 2006.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

SELECTED ABBREVIATIONS

"bbl" means one barrel.

"boe" means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. Boes may be misleading, particularly if used in isolation. The boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

"boe/d" means barrels of oil equivalent per day.

"Mcf" means one thousand cubic feet.

SUMMARY

The following is only a summary of selected information contained in the Offer Documents and is qualified in its entirety by reference to the detailed provisions of those documents. The information concerning Pegasus contained in the Offer Documents has been taken from or is based solely upon publicly available documents or records of Pegasus on file with Securities Authorities and other public sources and information provided to Harvest by Pegasus. Certain capitalized terms used in this summary are defined in the Glossary. Shareholders are urged to read the Offer Documents in their entirety.

The Offer

The Offer is made by the Offeror for all of the outstanding Pegasus Class A Shares (including Pegasus Class A Shares which may become outstanding on the exercise of Pegasus Options) and all of the outstanding Pegasus Class B Shares. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by the Offeror.

The Offer is made only for Pegasus Shares and is not made for any Pegasus Options or any other existing rights to acquire Pegasus Shares. Subject to the terms of the Acquisition Agreement, any holder of Pegasus Options or other rights who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise or convert such options or rights, as the case may be, in order to obtain certificates representing Pegasus Shares and deposit such Pegasus Shares in accordance with the Offer. See Section 5 of the Circular, "Pegasus Options".

The obligation of the Offeror to take up and pay for Pegasus Shares pursuant to the Offer is subject to various conditions. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Recommendation of the Board of Directors of Pegasus

The board of directors of Pegasus, after consultation with its legal and financial advisors, and upon receipt of the Fairness Opinion from FirstEnergy has, by unanimous resolution (i) approved the Acquisition Agreement, (ii) determined that the Offer is fair, from a financial point of view, to the Shareholders and is in the best interests of Pegasus and the Shareholders and (iii) recommended that Shareholders accept the Offer and tender their Pegasus Shares to the Offer.

Basis of the Offer

Pursuant to the Pegasus Class A Share Offer each holder of Pegasus Class A Shares shall receive 0.015 of a Trust Unit for each Pegasus Class A Share properly tendered. Pursuant to the Pegasus Class B Share Offer each holder of Pegasus Class B Shares shall receive 0.15 of a Trust Unit for each Pegasus Class B Share tendered. See Section 1 of the Offer to Purchase, "The Offer".

No fractional Trust Units will be issued. The number of Trust Units deliverable to any holder of Pegasus Shares that would otherwise be entitled to 0.5 or more of a fractional Trust Unit will be rounded up to the next whole number of Trust Units. The number of Trust Units deliverable to any holder of Pegasus Shares that would otherwise be entitled to less than 0.5 of a fractional Trust Unit will be rounded down to the next whole number of Trust Units. If a Shareholder deposits more than one certificate for Pegasus Shares which are taken up by the Offeror, the number of Trust Units issuable to such Shareholder will be computed on the basis of the aggregate number of Pegasus Class A Shares and Pegasus Class B Shares, as the case may be, deposited by such Shareholder.

Pre-Tender Agreements

The Trust has entered into the Pre-Tender Agreements pursuant to which the Tendering Securityholders have agreed to tender to the Offer and not withdraw, except in certain circumstances: (i) the Pegasus Class A Shares beneficially owned by them and all Pegasus Class A Shares they may acquire before the Expiry Time pursuant to the exercise of Pegasus Options, representing an aggregate of 5,894,218 Pegasus Class A Shares or approximately 17.0% of the currently issued and outstanding Pegasus Class A Shares (calculated on a diluted basis); and (ii) the Pegasus Class B Shares beneficially owned by them, representing an aggregate of 175,060 Pegasus Class B Shares or approximately 17.3% of the currently issued and outstanding Pegasus Class B Shares. See Section 7 and Section 8 of the Circular, "Arrangements Between the Offeror and the Directors and Officers of Pegasus" and "Arrangements Between the Offeror and Securityholders of Pegasus".

Manner and Time of Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time.

Shareholders wishing to accept the Offer must deposit the certificates representing their Pegasus Shares, together with the applicable properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof and all other documents required by the Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal at or prior to the Expiry Time. Instructions are contained in the applicable Letters of Transmittal which accompany this Offer to Purchase and Circular. Shareholders whose Pegasus Class A Shares and Pegasus Class B Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Pegasus Class A Shares and Pegasus Class B Shares to the Offer. The office of the Depositary will be open during normal business hours until the Expiry Time.

If a Shareholder is unable to deposit certificates representing its Pegasus Class A Shares and Pegasus Class B Shares in a timely manner, such Shareholder may accept the Offer by following the procedure for guaranteed delivery set forth in Sections 2 and 3 of the Offer to Purchase, "Time of Acceptance" and "Manner of Acceptance".

Conditions

Notwithstanding any other provision of the Offer, but subject to the provisions of the Acquisition Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Pegasus Shares deposited under the Offer unless all of the conditions set forth in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or waived by the Offeror. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn at least 90% of the outstanding Pegasus Class A Shares (calculated on a diluted basis) and at least 90% of the outstanding Pegasus Class B Shares. All of such conditions are for the exclusive benefit of the Offeror and, subject to the Acquisition Agreement, may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any other rights that the Offeror may have, provided that if the Offeror takes up and pays for any Pegasus Shares, it shall acquire not less than the Minimum Required Shares. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

The Offeror, the Trust and HOC

The Offeror is an indirect wholly-owned subsidiary of the Trust incorporated under the laws of Alberta for the purposes of acquiring Pegasus Shares pursuant to the Offer. The Offeror has not carried on any business prior to the date of the Offer, other than in respect of matters relating to the making of the Offer. See Section 1 of the Circular, "The Offeror, the Trust and HOC".

The Trust is an open-end investment trust created under the laws of the Province of Alberta. See Section 1 of the Circular, "The Offeror, the Trust and HOC".

HOC is a direct wholly-owned subsidiary of the Trust incorporated under the laws of Alberta. HOC is the administrator of the Trust pursuant to the Administration Agreement. See Section 1 of the Circular, "The Offeror, the Trust and HOC".

The principal offices of the Trust, HOC and the Offeror are located in Calgary, Alberta.

Pegasus Oil & Gas Inc.

Pegasus is a Calgary based oil and gas exploration, development and production company. See Section 2 of the Circular, "Pegasus Oil & Gas Inc.".

Purpose of the Offer and Plans Regarding the Acquisition of Pegasus Shares Not Deposited

The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the Pegasus Shares. If the Offeror acquires at least 90% of the Pegasus Class A Shares and at least 90% of the Pegasus Class B Shares, the Offeror may acquire the remaining Pegasus Class A Shares and/or Pegasus Class B Shares pursuant to the compulsory acquisition procedures contained in Part 16 of the ABCA. If the Offeror acquires less than 90% of the Pegasus Class A Shares and/or less than 90% of the Pegasus Class B Shares, the Offeror currently intends to avail itself of such other corporate actions or proceedings as may be legally available, including a Second Stage Transaction (as defined in Section 12 of the Offer to Purchase, "Acquisition of Pegasus Shares Not Deposited"), to acquire the remaining Pegasus Class A Shares and/or Pegasus Class B Shares without the consent of the holders thereof. See Section 12 of the Offer to Purchase, "Acquisition of Pegasus Shares Not Deposited".

Reasons for the Offer

Harvest believes that the business combination with Pegasus will provide a valuable extension of Harvest's operations in its Crossfield core area and excellent synergies with Harvest's existing operations. These properties complement the growing opportunities arising from Harvest's existing asset base and provide additional development drilling locations. See Section 3 of the Circular, "Background to and Reasons for the Offer".

Acquisition Agreement

On June 12, 2009, Harvest and Pegasus entered into the Acquisition Agreement pursuant to which Harvest agreed that it would make the Offer through one or more direct or indirect wholly-owned subsidiaries or affiliates. The Acquisition Agreement contains, among other things, covenants of Harvest relating to the making of the Offer and covenants of Pegasus relating to steps to be taken to support the Offer.

Pegasus agreed to immediately cease and cause to be terminated any existing solicitations, initiations, facilitations, encouragement, cooperation, activity, discussions or negotiations with any parties conducted prior to the execution of the Acquisition Agreement. Pegasus also agreed that, after the execution of the Acquisition Agreement, it would not, nor would any of its representatives, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or participate in or take any other action to facilitate any inquiries or the making of any proposal which would constitute or may reasonably be expected to lead to a Take-over Proposal from any person, or engage in any discussions, negotiations or inquiries relating thereto, or accept any Take-over Proposal, subject to certain exceptions.

Pegasus has agreed to give Harvest orally and in writing at least seventy-two (72) hours advance notice of any decision by the board of directors of Pegasus to accept, recommend, approve or implement a Superior Proposal. In addition, Pegasus agreed that it will, and will cause its financial and legal advisors to, negotiate in good faith with Harvest to make such adjustments in the terms and conditions of the Acquisition Agreement and the Offer as would enable Pegasus to proceed with the Offer as amended rather than the Superior Proposal. In the event Harvest proposes to amend the Acquisition Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Superior Proposal within the seventy-two (72) hour notice period specified above, then Pegasus has agreed not to accept, recommend, approve or enter into any agreement regarding the Superior Proposal, but rather shall enter into an amending agreement pursuant to which the Acquisition Agreement shall be amended as so proposed by Harvest.

Pegasus has agreed to pay Harvest a non-completion fee of $700,000 upon the occurrence of certain events. In addition, Pegasus and Harvest have agreed to pay the amount of $100,000 to the other party as reimbursement for direct third party expenses relating to the Offer upon the occurrence of certain events.

See Section 4 of the Circular, "Acquisition Agreement".

Payment for Deposited Pegasus Shares

If all the conditions referred to in Section 4 of the Offer to Purchase, "Conditions of the Offer", are satisfied or waived by the Offeror at the Expiry Time, the Offeror will, pursuant to the terms of the Acquisition Agreement, become obligated to take up and pay for all Pegasus Shares validly deposited under the Offer (and not properly withdrawn) as soon as possible, but in any event, not later than three (3) Business Days following the time at which it becomes entitled to take-up such Pegasus Shares under the Offer pursuant to applicable Securities Laws. Any Pegasus Shares deposited under the Offer after the date on which the Offeror first takes up Pegasus Shares will be taken up and paid for not later than ten (10) days after such deposit. See Section 6 of the Offer to Purchase, "Take Up and Payment for Deposited Pegasus Shares".

Stock Exchange Listings

The Pegasus Class A Shares and Pegasus Class B Shares are listed and posted for trading on the TSXV under the symbols "POG.A" and "POG.B", respectively. The Trust Units are listed and posted for trading on the TSX and the NYSE under the symbols "HTE.UN" and "HTE", respectively. If the Offer is successful, it is the intention of Harvest to apply to delist the Pegasus Shares from the TSXV as soon as practicable after completion of the Offer, any compulsory acquisition or any Second Stage Transaction. See Section 13 of the Offer to Purchase, "Market Purchases and Sales of Pegasus Shares".

Regulatory Matters - Competition Act (Canada)

Under the Competition Act (Canada) (the "Competition Act"), the acquisition of voting shares of a corporation that carries on an operating business in Canada may require premerger notification if certain size of parties and size of transaction thresholds are exceeded. If the thresholds are exceeded and pre-merger notification is required, the transaction may not be completed until the expiry, waiver or termination of the applicable waiting period. Where a transaction does not raise substantive issues under the Competition Act, the Commissioner of Competition (the "Commissioner") may issue an Advance Ruling Certificate ("ARC") in respect of the transaction. Where an ARC is issued, the parties to the transaction are not required to file a premerger notification.

The Offeror intends to apply for an ARC in respect of the Offer and to make a notification if required to do so. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that all requisite governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to the Offeror, acting reasonably. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

Canadian Federal Income Tax Considerations

The disposition of Pegasus Shares pursuant to the Offer by Shareholders resident in Canada for tax purposes will generally give rise to a capital gain or capital loss to the extent that the value of the Trust Units received for the Pegasus Shares exceeds, or is exceeded by, the aggregate of the adjusted cost base of such shares and any reasonable costs of disposition. The disposition of the Pegasus Shares pursuant to the Offer by Shareholders who are not resident in Canada for tax purposes should not be taxable in Canada unless such Shareholder's Pegasus Shares are "taxable Canadian property" for purposes of the Tax Act. See Section 17 of the Circular, "Canadian Federal Income Tax Considerations".

The foregoing is a brief summary of Canadian federal income tax consequences only. Shareholders are urged to read Section 17 of the Circular entitled "Canadian Federal Income Tax Considerations" and consult their own tax advisors to determine the particular tax consequences to them of a sale of Pegasus Shares pursuant to the Offer or a disposition of Pegasus Shares pursuant to a Compulsory Acquisition or any Second Stage Transaction.

Depositary and Information Agent

Valiant Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the Pegasus Shares and accompanying Letter of Transmittal as well as Notices of Guaranteed Delivery at its office specified in the Letter of Transmittal and the Notice of Guaranteed Delivery. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Pegasus Shares purchased by the Offeror under the Offer.

Georgeson Shareholder Communications Canada, Inc. has been retained as the Information Agent for the Offer. The Information Agent and/or the Depositary may contact Pegasus Shareholders by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Pegasus Shares. Questions and requests for assistance may be directed to the Information Agent at the contact number listed on the back cover of this document. The cost of the solicitation will be borne by Pegasus.

Harvest may also retain the services of a solicitor dealer to form and manage a soliciting dealer group or a solicitation agent to solicit acceptances of the Offer on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in such retainer agreements. The cost of any such solicitation will be borne by the Offeror.

No brokerage fees or commissions will be payable by any Shareholder who deposits Pegasus Shares directly with the Depositary. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Pegasus Shares with the Depositary.

See Sections 2, 3 and 6 of the Offer to Purchase, "Time of Acceptance", "Manner of Acceptance" and "Take Up and Payment for Deposited Pegasus Shares" and Section 18 and 19 of the Circular, "Depositary", and "Information Agent".

OFFER TO PURCHASE

TO:	HOLDERS OF CLASS A SHARES AND CLASS B SHARES OF PEGASUS OIL & GAS INC.
1.	THE OFFER

The Offeror hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the outstanding Pegasus Class A Shares, including Pegasus Class A Shares which may become outstanding on the exercise of Pegasus Options or other rights to purchase Pegasus Class A Shares, on the basis of, for each Pegasus Class A Share deposited under the Pegasus Class A Share Offer, 0.015 of a Trust Unit.

The Offeror hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the outstanding Pegasus Class B Shares, on the basis of, for each Pegasus Class B Share deposited under the Pegasus Class B Share Offer, 0.15 of a Trust Unit.

The Offer is made only for Pegasus Shares and is not made for any Pegasus Options or any other existing rights to acquire Pegasus Class A Shares. Subject to the terms of the Acquisition Agreement, any holder of Pegasus Options or other rights who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise or convert such options or other rights, as the case may be, in order to obtain certificates representing Pegasus Class A Shares and deposit such Pegasus Class A Shares in accordance with the Offer. See Section 5 of the Circular, "Pegasus Options".

The board of directors of Pegasus, after consultation with its legal and financial advisors, and upon receipt of the Fairness Opinion from FirstEnergy, has unanimously determined that the Offer is fair, from a financial point of view, to the Shareholders and is in the best interests of Pegasus and the Shareholders and unanimously recommends that Shareholders ACCEPT the Offer and TENDER their Pegasus Shares to the Offer.

The obligation of the Offeror to take up and pay for Pegasus Shares pursuant to the Offer is subject to various conditions. See Section 4 of the Offer to Purchase, "Conditions of the Offer". If such conditions are met or waived, the Offeror will take up and pay for the Pegasus Shares duly deposited and not withdrawn under the Offer in accordance with the terms of the Offer. Subject to the Acquisition Agreement, all of the terms and conditions of the Offer may be waived or modified (subject to applicable law) by Harvest, without prejudice to any other right which Harvest may have, by notice in writing delivered to the Depositary at its principal office in Calgary, Alberta.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer is open for acceptance until 5:00 p.m. (Calgary time) on July 30, 2009, subject to certain rights of extension and withdrawal. See Sections 5 and 7 of the Offer to Purchase, "Variation of Terms or Change in Information in the Offer to Purchase or Circular" and "Withdrawal of Deposited Pegasus Shares".

No fee or commission will be payable by Shareholders who accept the Offer by depositing their Pegasus Shares directly to the Depositary to accept the Offer. See Section 18 of the Circular, "Depositary".

The Offer Documents collectively comprise, are incorporated into and form part of, the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2.	TIME OF ACCEPTANCE

The Offer is open for acceptance until, but not later than, 5:00 p.m. (Calgary time) onJuly 30, 2009, or until such time and date to which the Offer may be extended by the Offeror at its discretion (subject to the Acquisition Agreement) unless withdrawn by the Offeror.

3.	MANNER OF ACCEPTANCE

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office listed in the Letter of Transmittal so as to arrive there not later than the Expiry Time:

(a)	the certificate or certificates representing the Pegasus Shares in respect of which the Offer is being accepted;
(b)

the applicable Letter of Transmittal in the form accompanying the Offer to Purchase, or a facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c)	all other documents required by the instructions set out in the Letter of Transmittal.

Unless the procedures for guaranteed delivery set forth below are used, the Offer will not be validly accepted unless the Depositary actually receives these documents at its office listed in the Letter of Transmittal on or before the Expiry Time.

If the certificate or certificates representing Pegasus Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedures for guaranteed delivery set forth below in this Section 3.

Except as otherwise provided in the instructions to the Letter of Transmittal, all signature(s) on a Letter of Transmittal and on certificates representing Pegasus Shares and, if necessary, on the Notice of Guaranteed Delivery, must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered owner(s) of the Pegasus Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature(s) on the endorsement panel or securities transfer power of attorney guaranteed by an Eligible Institution.

Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Pegasus Shares pursuant to the Offer and: (i) the certificates representing such Pegasus Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such Pegasus Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;
(b)

a properly completed and duly executed Notice of Guaranteed Delivery, or a manually signed facsimile thereof, is received by the Depositary at its Calgary office set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time; and

(c)

the certificate(s) representing deposited Pegasus Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, relating to the Pegasus Shares and all other documents required by the Letter of Transmittal are received by the Depositary at its Calgary office set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Date.

In each Notice of Guaranteed Delivery, an Eligible Institution must guarantee delivery of the certificate or certificates representing the Pegasus Shares referenced therein, as set forth in paragraph (c) above. The Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary so as to be received by the Depositary at its office in Calgary, Alberta no later than the Expiry Time.

General

In all cases, payment for the Pegasus Shares deposited and taken up by the Offeror will be made only after the timely receipt of the certificates representing the Pegasus Shares, together with a properly completed and duly executed Letter of Transmittal, or facsimile thereof, relating to such Pegasus Shares with the signatures guaranteed by an Eligible Institution, if required, in accordance with the instructions to the Letter of Transmittal, and any other required documents.

The method of delivery of the Letter of Transmittal, certificates representing the Pegasus Shares and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or if mailed, that registered mail be used and that proper insurance be obtained.

Shareholders whose Pegasus Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Pegasus Shares to the Offer.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints any officer of the Offeror, and each of them and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Pegasus Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "Purchased Shares") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after June 24, 2009 (collectively, the "Other Securities") effective on and after the date that the Offeror takes up and pays for the Purchased Shares (the "Effective Date"), with full power of substitution, in the name of and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (i) to register or record, transfer and enter the transfer of Purchased Shares and any Other Securities on the appropriate register of holders maintained by Pegasus; and (ii) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and/or any Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Securities, revoke any such instrument, authorization, or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Shares and/or Other Securities for all purposes, including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of Pegasus Shares, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and/or Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and/or Other Securities.

Furthermore, a holder of Purchased Shares and/or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments) of holders of securities of Pegasus and, except as otherwise may be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Shares and/or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares and/or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Shares and/or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Shares and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares and/or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and/or Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the holder and shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Pegasus Shares pursuant to the procedures set forth in this Offer will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Pegasus Shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of the Pegasus Shares to any other person; (ii) such Shareholder owns the Pegasus Shares (and any Other Securities) being deposited within the meaning of applicable Securities Laws; (iii) the deposit of such Pegasus Shares (and any Other Securities) complies with applicable Securities Laws; and (iv) when such Pegasus Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Pegasus Shares and accompanying documents deposited pursuant to the Offer will be determined by the Offeror in its sole discretion acting reasonably. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in any deposit of any Pegasus Shares and accompanying documents. There shall be no duty or obligation on the Offeror, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any deposit, and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4.	CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, but subject to the provisions of the Acquisition Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for any Pegasus Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror:

(a)

at the Expiry Time, and at the time the Offeror first takes up Pegasus Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 90% of the outstanding Pegasus Class A Shares (calculated on a diluted basis) and at least 90% of the outstanding Pegasus Class B Shares;

(b)

all requisite governmental and regulatory and third party approvals, orders, rulings, exemptions and consents (including, without limitation, under the Competition Act and those of any stock exchange or Securities Authorities) shall have been obtained on terms and conditions satisfactory to the Offeror, acting reasonably and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made by any governmental agency or regulatory authority during any applicable statutory or regulatory period which shall not have been withdrawn, deleted or overcome which has or will likely have a Material Adverse Effect on the ability of the Offeror to complete the Offer or any Second Stage Transaction;

(c)

(i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law; (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Pegasus carries on business) shall have been proposed, enacted, promulgated, amended or applied; and (iii) no decision, adjudication, judgment or ruling shall have been provided by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission, which in any case, in the judgment of the Offeror, acting reasonably:

(A)

has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the Pegasus Shares or the right of the Offeror to own or exercise full rights of ownership of the Pegasus Shares;

(B)

has had, or if the Offer was consummated would result in, a Material Adverse Effect on Pegasus or, in the case of (ii) above, would have a Material Adverse Effect on the Offeror's ability to complete the Offer, as determined by the Offeror, acting reasonably; or

(C)	has a Material Adverse Effect on the completion of any Second Stage Transaction;
(d)	the TSX and the NYSE shall have conditionally approved the listing of the Trust Units to be issued pursuant to the Offer on terms satisfactory to the Offeror, acting reasonably;
(e)

the Offeror shall have determined, acting reasonably, that there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the Pegasus Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Pegasus Shares not acquired under the Offer;

(f)

the Offeror shall have determined, acting reasonably, that none of the representations or warranties of Pegasus contained in the Acquisition Agreement is incorrect or inaccurate, and that Pegasus has not failed to comply with or perform any of its covenants set out the Acquisition Agreement (and for the purposes of this paragraph (f), all covenants, representations and warranties shall be read as if none of them contained any Material Adverse Change, Material Adverse Effect or other materiality qualifies) provided that in the event any such misrepresentation, breach or non-performance, in and for the Offeror to be able to rely on this condition:

(i)

Pegasus shall have been given notice of and three (3) Business Days to cure any misrepresentation, breach or non-performance (if capable of being cured) and has failed to cure any such misrepresentation, breach or non-performance; and

(ii)

such breach or non-performance of such covenant or untruth of such representation or warranty either individually, or in the aggregate with any other breaches, defaults or untruths either: (A) causes or could reasonably be expected to have a Material Adverse Effect on Pegasus; or (B) prevents or could reasonably be expected to prevent the satisfaction of any of the conditions set out in Schedule A to the Acquisition Agreement or otherwise prevents or materially delays, or could reasonably be expected to prevent or materially delay the consummation of the Offer or any compulsory acquisition or Second Stage Transaction;

and further, the Offeror shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Pegasus dated as of the Take-up Date and in form and substance satisfactory to the Offeror, acting reasonably, certifying as to the foregoing matters;

(g)	Pegasus' expenses shall not be in excess of $1.3 million in the aggregate in respect of the following matters (exclusive of GST, disbursements and out-of-pocket expenses):
(i)	legal fees and expenses incurred by Pegasus in connection with the transactions contemplated by the Acquisition Agreement;
(ii)	fees and expenses payable to Pegasus' financial advisor retained in connection with the Offer (as disclosed pursuant to Section 6.37 of the Acquisition Agreement);
(iii)

all payments in respect of Officer Obligations which shall not in any event exceed $598,265, which amount excludes the value of the Casing Inventory transferred pursuant to the Casing Inventory Disposition; and

(iv)

in respect of all other transactions costs (other than as contemplated in (i), (ii) and (iii) hereof including, without limitation, costs associated with obtaining any regulatory approvals, and costs for any additional advisory services, but excluding the Harvest Expenses;

(h)

since December 31, 2008, no Material Adverse Change shall have occurred in respect of Pegasus (which for purposes of this clause shall not include any Material Adverse Change arising or relating to the structure of the Offer as contemplated by the Acquisition Agreement);

(i)	the Acquisition Agreement shall not have been terminated pursuant to its terms;
(j)

the Offeror shall be satisfied that all outstanding Pegasus Options, and any other securities (other than the Pegasus Class B Shares) that are exercisable, convertible or exchangeable into or entitle the holder to acquire any Pegasus Shares shall have either been exercised, deemed exercised, surrendered or terminated or otherwise dealt with on a basis acceptable to the Offeror, acting reasonably, prior to the Offeror taking-up any Pegasus Shares pursuant to the Offer;

(k)

the Offeror shall be satisfied, acting reasonably, with all documentation relating to the Casing Inventory Disposition and that such transaction will be effected in compliance with the requirements of MI 61-101;

(l)	the Offeror shall be satisfied, acting reasonably, that all obligations of Pegasus under the Strathmore Encana Farmout Agreement have been effectively satisfied or terminated; and
(m)

the Offeror shall be satisfied, acting reasonably, that Pegasus has complied with its obligations under Section 7.2(a) of the Acquisition Agreement relating to the filing of its second quarter financial information if the Effective Time has not occurred by August 7, 2009.

The foregoing conditions are for the exclusive benefit of the Offeror. Subject to the provisions of the Acquisition Agreement, the Offeror may assert any of the foregoing conditions regardless of the circumstances giving rise to such assertion (including the action or inaction of the Offeror). The Offeror may, in its sole discretion, waive any of the foregoing conditions, in whole or in part at any time and from time both before and after the Expiry Time, in its discretion, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to be a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by the Offeror concerning the events described in this Section 4 will be final and binding upon all parties by the Offeror.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer to Purchase, "Notice" and shall provide a copy of the aforementioned notice to the TSXV. If the Offer is withdrawn, the Offeror shall not be obligated to take up and pay for any of the Pegasus Shares deposited under such Offer and all certificates for deposited Pegasus Shares, Letter of Transmittal, Notices of Guaranteed Delivery and related documents will promptly be returned at the Offeror's expense to the parties by whom they were deposited.

5.	VARIATION OF TERMS OR CHANGE IN INFORMATION IN THE OFFER TO PURCHASE OR CIRCULAR

The Offer is open for acceptance until, but not after, the Expiry Time unless withdrawn or extended.

Subject to the terms of the Acquisition Agreement, the Offeror may, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), vary the terms and conditions of the Offer (which variation may include an extension of the Expiry Time). The Acquisition Agreement provides that the Offer shall, if any of the conditions of the Offer set forth in Section 4 of the Offer to Purchase, "Conditions of the Offer", have not been satisfied at the Expiry Time, expire at the Initial Expiry Time, except that the Offer may be extended at the sole discretion of the Offeror.

Harvest may not amend any term or condition of the Offer (which for greater certainty, does not include waiving, in whole or part, a condition of the Offer) in a manner that is materially adverse to the holders of Pegasus Shares, without the prior written consent of Pegasus, such consent not to be unreasonably withheld or delayed, other than: (i) to extend the Offer; or (ii) to comply with the legal obligations of Harvest with respect to any amendment, modification or change of the Offer. Harvest shall not amend any term or condition of the Offer to: (A) change the number of Pegasus Shares for which the Offer is made; (B) decrease or change the form of the consideration offered for each Pegasus Class A Share or Pegasus Class B Share; or (C) modify or impose additional conditions to the Offer in a manner that is, in the opinion of Pegasus, acting reasonably, materially adverse to the holders of Pegasus Shares (it being understood that a waiver, in whole or in part, of any condition of the Offeror or any extension of the Expiry Time in accordance with the Acquisition Agreement is not adverse to holders of Pegasus Shares). Notwithstanding and without limiting anything contained in the Acquisition Agreement, Harvest may, in its sole discretion, at any time following the Initial Expiry Time if the Minimum Condition has not been satisfied by the Initial Expiry Time, reduce the Minimum Condition to a percentage greater than 50% and shall, subject to the conditions of the Offer being satisfied or waived, take-up and pay for all Pegasus Shares validly deposited to the Offer.

Subject to the foregoing, the Offeror reserves the right, in its sole discretion, at any time and from time to time prior to or at the Expiry Time (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer to Purchase, "Notice", to all Shareholders whose Pegasus Shares have not been taken up at the date of the extension or variation and shall provide a copy of the aforementioned notice to the TSXV. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, excluding those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up all Pegasus Shares then deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied (except a variation consisting solely of a waiver of a condition), the Offer shall not expire before ten (10) days after the Notice of Variation in respect of such variation has been given to Pegasus Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable Canadian courts or securities regulatory authorities.

If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a holder of the Pegasus Shares that are the subject of the Offer to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Calgary, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer to Purchase "Notice" to all holders of such Pegasus Shares whose Pegasus Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable law. The Offeror will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information and shall provide a copy of the aforementioned notice to the TSXV. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary.

During any such extension or in the event of any variation, all Pegasus Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to, among other things, Section 6 of the Offer to Purchase, "Take Up and Payment for Deposited Pegasus Shares", and to Section 7 of the Offer to Purchase, "Withdrawal of Deposited Pegasus Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer to Purchase, "Conditions of the Offer". If the consideration being offered for the Pegasus Shares under the Offer is increased, the increased consideration will be paid to all applicable depositing Shareholders whose Pegasus Shares are taken up under the Offer whether or not such Pegasus Shares are taken up by the Offeror before such variation.

6.	TAKE UP AND PAYMENT FOR DEPOSITED PEGASUS SHARES

Upon the terms and subject to the conditions of the Offer, the Offeror will take up Pegasus Shares validly deposited under the Offer and not withdrawn pursuant to Section 7 of the Offer to Purchase, "Withdrawal of Deposited Pegasus Shares", as soon as practicable, but in any event not later than ten (10) days after the Expiry Time. The Offeror is obligated to pay for Pegasus Shares that it has taken up as soon as possible, and in any event not later than the earlier of three (3) Business Days after the Pegasus Shares are taken up and ten (10) days after the Expiry Time.

Any Pegasus Shares deposited under the Offer after the first date on which the Offeror first takes up Pegasus Shares under the Offer will be taken up and paid for not later than ten (10) days after such deposit.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Pegasus Shares or to terminate the Offer and not take up or pay for any Pegasus Shares if any condition specified in Section 4 of the Offer to Purchase, "Conditions of the Offer", is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Pegasus Shares in order to comply, in whole or in part, with any applicable law. The Offeror will not, however, take up and pay for any Pegasus Shares deposited under the Offer unless the Offeror simultaneously takes up and pays for all Pegasus Shares then validly deposited under the Offer. The Offeror will be deemed to have taken up and accepted for payment Pegasus Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Pegasus Shares pursuant to the Offer.

The Offeror will pay for Pegasus Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) and a direction to issue to, or on behalf of each such Shareholder, Trust Units on the basis set forth in Section 1 of the Offer to Purchase, "The Offer", for delivery to Shareholders who have tendered and not withdrawn their Pegasus Shares under the Offer.

No fractional Trust Units will be issued. The number of Trust Units deliverable to any holder of Pegasus Shares that would otherwise be entitled to 0.5 or more of a fractional Trust Unit will be rounded up to the next whole number of Trust Units. The number of Trust Units deliverable to any holder of Pegasus Shares that would otherwise be entitled to less than 0.5 of a fractional Trust Unit will be rounded down to the next whole number of Trust Units. If a Shareholder deposits more than one certificate for Pegasus Shares which are taken up by the Offeror, the number of Trust Units issuable to such Shareholder will be computed on the basis of the aggregate number of Pegasus Class A Shares and Pegasus Class B Shares, as the case may be, deposited by such Shareholder.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Pegasus Shares on the purchase price of Pegasus Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Pegasus Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Pegasus Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificate representing the Trust Units to which that person is entitled provided that the person is a resident of a province of Canada or another jurisdiction in which the Trust Units may be lawfully delivered, without further action by the Offeror or on a basis acceptable to the Offeror in its sole discretion. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates representing the Trust Units will be issued in the name of the registered holder of the Pegasus Shares deposited. Unless the person depositing the Pegasus Shares instructs the Depositary to hold the certificates representing the Trust Units for pick up by checking the appropriate box in the Letter of Transmittal, certificates representing the Trust Units will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates representing the Trust Units will be forwarded to the address of the Shareholder as shown on the registers maintained by Pegasus. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Pursuant to applicable law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

If any deposited Pegasus Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Pegasus Shares than the Shareholder desires to deposit, a certificate for Pegasus Shares not purchased will be returned, without expense, to the depositing Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Pegasus Shares directly with the Depositary to accept the Offer. See Section 18 of the Circular "Depositary ".

7.	WITHDRAWAL OF DEPOSITED PEGASUS SHARES

Except as otherwise stated in this Section 7 of the Offer to Purchase, all deposits of Pegasus Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Pegasus Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Pegasus Shares have been taken up by the Offeror;
(b)	at any time before the expiration of ten (10) days from the date upon which either:
(i)

a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as may be varied or amended from time to time, which change would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw the Pegasus Shares deposited under the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Pegasus Shares where the time for deposit is extended for a period not later than ten (10) days after the date of the notice of variation);

is mailed, delivered or otherwise properly communicated, but only if such deposited Pegasus Shares have not been taken up by the Offeror before the date of the notice of change or notice of variation, as the case may be, and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or Securities Authorities; or

(c)	if the Pegasus Shares have not been paid for by the Offeror within three (3) Business Days after having been taken up.

If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 7(b) above are applicable, the Offer shall be extended without the Offeror first taking up the Pegasus Shares that are subject to the rights of withdrawal.

Withdrawals of Pegasus Shares deposited to the Offer must be effected by a written notice of withdrawal made by or on behalf of the depositing Shareholder to the Depositary and must be received by the Depositary at the place of deposit of the applicable Pegasus Shares within the time limits indicated above. Notice of withdrawal must: (a) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (b) be signed by the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Pegasus Shares that are to be withdrawn; and (c) specify such person's name, the number of Pegasus Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Pegasus Shares to be withdrawn. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Pegasus Shares deposited for the account of an Eligible Institution. None of the Offeror, the Depositary, the Information Agent, or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

Withdrawals may not be rescinded and any Pegasus Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Pegasus Shares may be re-deposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of the Offer to Purchase, "Manner of Acceptance".

If the Offeror is delayed in taking up or paying for Pegasus Shares or is unable to take up or pay for Pegasus Shares for any reason, then, without prejudice to the Offeror's other rights, Pegasus Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable laws.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See Section 21 of the Circular, "Statement of Rights".

Notwithstanding the foregoing provisions of this Section 7, the rights of withdrawal of Pegasus Shares deposited under the Offer by the Tendering Shareholders are subject to the terms and conditions of the Pre-Tender Agreements.

8.	RETURN OF PEGASUS SHARES

If any deposited Pegasus Shares are not taken up and paid for by the Offeror under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Pegasus Shares than are deposited, certificates for Pegasus Shares not deposited will be returned at the Offeror's expense by either sending new certificates representing Pegasus Shares not purchased or returning the deposited certificates (and other relevant documents). The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Pegasus, as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9.	CHANGES IN CAPITALIZATION, DIVIDENDS, DISTRIBUTIONS AND LIENS

If, on or after the date of the Offer, Pegasus should subdivide or consolidate any of the Pegasus Shares or otherwise change any of the Pegasus Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, and without prejudice to its rights under Section 4 of the Offer to Purchase, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefore) to reflect any such subdivision, consolidation or other change.

Pegasus Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Pegasus Shares on or after the date of the Offer. If Pegasus should declare or pay or make any dividend, or make any other distribution on or issue any rights with respect to any of the Pegasus Shares which is or are payable or distributable to the Shareholders of record on a record date which is following acceptance thereof for purchase pursuant to the Offer and prior to the date of transfer of Pegasus Shares into the name of the Offeror or its nominee or transferee on Pegasus' share register, then the whole of any such dividend, distribution or right shall be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution or right, and may withhold the cheques payable by the Offeror pursuant to the Offer or reduce the amount of cash payable in respect of the amount or value thereof, as determined by the Offeror in its sole discretion.

10.	MAIL SERVICE INTERRUPTION

Notwithstanding the other provisions of the Offer Documents, certificates representing Pegasus Shares to be returned will not be mailed if the Offeror determines, in its sole judgment, that delivery thereof by mail may be delayed. Persons entitled to certificates representing Trust Units and certificates representing Pegasus Shares which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Pegasus Shares in respect of which such certificates representing Trust Units are being issued were deposited upon application to the Depositary until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notice of any determination by the Offeror not to mail as a result of mail service delay or interruption will be given in accordance with Section 11 of the Offer to Purchase, "Notice". Notwithstanding Section 6 of the Offer to Purchase, "Take Up and Payment for Deposited Pegasus Shares", the deposit of certificates representing Trust Units with the Depositary for delivery to depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Pegasus Shares shall be deemed to have been paid for immediately upon such deposit.

11.	NOTICE

Without limiting any other lawful means of giving notice, any notice which may have been given or caused to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid or sent by pre-paid courier to the registered holders of Pegasus Shares at their addresses as shown on the registers maintained by Pegasus and will be deemed to have been received on the first day following the date of mailing or sending by courier which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada or the United States following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States or elsewhere are not open for the deposit of mail or there is reason to believe that there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Pegasus Shares, if: (i) it is given to the TSXV for dissemination though its facilities; (ii) it is published once in the national edition of The Globe and Mail or The National Post, provided that if the national edition of The Globe and Mail or The National Post is not being generally circulated, publication thereof shall be made in any other daily newspaper of general circulation published in the cities of Calgary, Alberta and Toronto; Ontario; and (iii) it is distributed through the facilities of CNW Group.

Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address provided in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12.	ACQUISITION OF PEGASUS SHARES NOT DEPOSITED

Compulsory Acquisition

If, by the Expiry Time or within one hundred and twenty (120) days after the date of the Offer, whichever period is shorter, the Offer has been accepted by the holders of not less than 90% of the Pegasus Class A Shares and/or not less than 90% of the Pegasus Class B Shares, as the case may be, other than Pegasus Shares held at the date of the Offer by or on behalf of the Offeror or its affiliates or associates, and the Offeror acquires such deposited Pegasus Shares, then the Offeror intends to acquire, pursuant to the provisions of Part 16 of the ABCA, the remaining Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, held by each Shareholder who did not accept the Offer and any person who subsequently acquires any such Pegasus Shares (a "Dissenting Offeree") on the same terms as the Pegasus Shares acquired under the Offer (a "Compulsory Acquisition").

To exercise this statutory right, the Offeror must give notice (the "Offeror's Notice") to the Dissenting Offerees of such acquisition within sixty (60) days after the termination of the Offer and in any event within one hundred eighty (180) days after the date of the Offer. Within twenty (20) days after sending the Offeror's Notice, the Offeror must pay or transfer to Pegasus the amount of money or other consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees.

Within twenty (20) days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates evidencing the Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, held by such Dissenting Offeree to Pegasus and must elect either to transfer such Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, to the Offeror on the terms on which the Offeror acquired Pegasus Shares under the Offer or to demand payment of the fair value of the Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, by so notifying the Offeror. If the Dissenting Offeree fails to notify the Offeror within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, to the Offeror on the same terms that the Offeror acquired the Pegasus Shares under the Offer.

If a Dissenting Offeree has elected to demand payment of the fair value of its Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, the Offeror may apply to the Court of Queen's Bench of Alberta (the "Court") to fix the fair value of the Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, of that Dissenting Offeree. If the Offeror fails to apply to the Court within twenty (20) days after it made the payment or transferred the other consideration to Pegasus, the Dissenting Offeree may then apply to the court within a further period of twenty (20) days to have the Court fix the fair value. If no such application is made by the Dissenting Offeree or the Offeror within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, to the Offeror on the same terms that the Offeror acquired Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Pegasus Shares could be more or less than the amounts paid pursuant to the Offer.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to the Offeror. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Shareholders should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of Part 16 of the ABCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Second Stage Transaction

If the Offeror takes up and pays for Pegasus Shares validly deposited pursuant to the Offer, and if the foregoing statutory right of Compulsory Acquisition described above is not available for any reason or the Offeror elects not to pursue such right, the Offeror intends to acquire the remainder of the Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, as soon as practicable by way of a Second Stage Transaction. The Offeror will seek to cause a special meeting of the holders of Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, to be called in order to consider and effect a Second Stage Transaction. Depending upon the nature and terms of the Second Stage Transaction, the approval of at least two-thirds of the votes cast by holders of the outstanding shares of the relevant classes and the approval of a majority of the votes cast by "minority" holders of such shares may be required at a meeting duly called and held for the purpose of approving the Second Stage Transaction. The Offeror will cause Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, acquired under the Offer to be voted in favour of such a transaction. The timing and details of any such Second Stage Transaction would necessarily depend upon a variety of factors, including the number of Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, acquired pursuant to the Offer. If the Offeror takes up and pays for 66 2/3% of the Pegasus Class A Shares outstanding on a fully diluted basis and/or Pegasus Class B Shares outstanding, as the case may be, under the Offer, the Offeror believes it will own sufficient Pegasus Shares to effect a Second Stage Transaction.

In certain types of Second Stage Transactions, the registered holders of Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, may have the right to dissent under the ABCA and be paid fair value for their securities, with such fair value to be determined by the Court. The fair value of securities so determined could be more or less than the amount paid pursuant to the Offer or the Second Stage Transaction. Any such judicial determination of the fair value of the Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, could be based upon considerations other than, or in addition to, the market price, if any, of the Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be.

A Second Stage Transaction described above may constitute a "business combination" within the meaning of MI 61-101. Under MI 61-101, subject to certain exceptions, a Second Stage Transaction may constitute a business combination if it would result in the interest of a holder of Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, being terminated without such holder’s consent, regardless of whether the Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, are replaced with another security. The Offeror expects that any Second Stage Transaction relating to Pegasus Class A Shares or Pegasus Class B Shares will be a business combination under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Second Stage Transactions to be "related party transactions". However, if the Second Stage Transaction is a business combination carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. The Offeror intends to carry out any such business combination in accordance with MI 61-101, or any successor provision, or exemptions therefrom such that the "related party transaction" provisions of MI 61-101 will not apply to the business combination.

MI 61-101 provides that unless exempted, an issuer proposing to carry out a business combination is required to prepare a formal valuation of the affected securities (in this case, the Pegasus Class A Shares or the Pegasus Class B Shares) and, subject to certain exceptions, any non-cash consideration being offered to, or received by, the holders of the affected securities and provide to the holders of the Pegasus Class A Shares and/or the Pegasus Class B Shares, as the case may be, a summary of such valuation or the entire valuation.

In connection therewith, the Offeror intends to rely on an available exemption or to seek waivers pursuant to MI 61- 101 exempting the Offeror or the Trust or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Second Stage Transaction. An exemption is available under MI 61-101 for certain second step business combinations completed no later than one hundred and twenty (120) days after the expiry of a formal take-over bid if the offeror discloses in the take-over bid circular that it intends to acquire the remainder of the securities under a statutory right of action or under a business combination no later than one hundred and twenty (120) days after the expiry of the take-over bid for consideration per security at least equal in value to and in the same form as the consideration that the tendering security holders in the take-over bid were entitled to receive in the bid and the take-over bid disclosure documents describe the expected tax consequences of both the bid and the business combination if, at the time the bid was made, the tax consequences arising from the business combination were reasonably foreseeable to the Offeror, and were reasonably expected to be different from the tax consequences of tendering to the bid, and disclosed that the tax consequences of the bid and the business combination may be different if, at the time the bid was made, the Offeror could not reasonably foresee the tax consequences arising from the business combination.

The Offeror currently intends that the consideration offered under any Second Stage Transaction proposed by it would be at least equal in value to and in the same form as the consideration offered under the Offer and that such Second Stage Transaction would be completed no later than one hundred and twenty (120) days after the Expiry Time. In addition, the Offeror has included the disclosure required under MI 61-101 in the Offer to Purchase and Circular. Accordingly, the Offeror expects to rely on the exemption from the requirement to prepare a valuation in connection with a Second Stage Transaction.

MI 61-101 also requires that, unless exempted, in addition to any other required shareholder approval, in order to complete a business combination, the approval of a majority of the votes cast by each class of affected securities at a meeting of security holders of that class called to consider the transaction be obtained. In relation to the Offer and any second step business combination, this "minority approval" must be obtained separately from, unless an exemption is available or discretionary relief is granted by the Securities Authorities, all of the holders of Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, excluding the votes attached to Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, beneficially owned or over which control or direction is exercised by the Trust, the Offeror, any "interested party", any "related party" of an "interested party" (unless the related party meets that description solely in its capacity as a director or senior officer of one or more Persons that are neither interested parties nor issuer insiders of the issuer) or a joint actor with any such interested party or related party of an interested party for purposes of MI 61-101.

However, MI 61-101 provides that, subject to certain terms and conditions, the votes attached to the Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, acquired under the Offer may be included as votes in favour of a subsequent business combination in determining whether minority approval has been obtained if, among other things, the business combination is effected by the Offeror or its affiliate and is in respect of Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, that were not acquired in the take-over bid, the business combination is completed no later than one hundred and twenty (120) days after the expiry of the bid, the consideration per security that the holders of affected securities would be entitled to receive in the business combination is at least equal in value to and is in the same form as the consideration that the tendering Shareholders were entitled to receive in the bid and the take-over bid disclosure document discloses, among other things, (i) that if the Offeror acquired Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, under the bid, the Offeror intended to acquire the remainder of the securities under a statutory right of acquisition or under a business combination no later than one hundred and twenty (120) days after the expiry of the bid for consideration per security at least equal in value to and is in the same form as the consideration that the Shareholders were entitled to receive in the bid, (ii) that the business combination would be subject to minority approval, (iii) the number of votes attached to the securities that, to the knowledge of the Offeror after reasonable inquiry, would be required to be excluded in determining whether minority approval for the business combination had been obtained, (iv) the identity of holders of such securities excluded from the minority approval determination, setting out their individual holdings, (v) the identity of each class of securities the holders of which would be entitled to vote separately as a class on the business combination, (vi) the expected tax consequences of both the bid and the business combination if, at the time the bid was made, the tax consequences arising from the business combination were reasonably foreseeable to the Offeror and were reasonably expected to be different from the tax consequences of tendering to the bid, and (vii) that the tax consequences of the bid and the business combination may be different if, at the time the bid was made, the Offeror could not reasonably foresee the tax consequences arising from the business combination.

The Offeror currently intends that the consideration offered under any Second Stage Transaction proposed by it would be at least equal in value to and in the same form as the consideration paid to tendering Shareholders under the Offer and that such business combination would be completed no later than one hundred and twenty (120) days after the Expiry Time. To the knowledge of the Offeror as of the date hereof, after reasonable enquiry, no votes attached to any Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, would be required to be excluded in determining whether minority approval for any Second Stage Transaction had been obtained. The Offeror expects that only holders of Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, would be entitled to vote on a Second Stage Transaction. The Offeror intends that the votes attached to the Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, acquired by it under the Offer will be included as votes in favour of a second step business combination in determining whether minority approval has been obtained in connection with a Second Stage Transaction.

In addition, under MI 61-101 if, following the Offer, the Offeror and its affiliates beneficially own, in the aggregate, 90% or more of the Pegasus Class A Shares or Pegasus Class B Shares at the time the business combination is agreed to, the requirement for minority approval under MI 61-101 would not apply to the business combination if a statutory appraisal remedy is available, or if no statutory appraisal remedy is available, a substantially equivalent enforceable right is provided to holders of the class of affected securities and that is described in the disclosure document for the business combination.

Any Second Stage Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be. The fair value of Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, so determined could be more or less than the amount paid per Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, pursuant to the Second Stage Transaction or the Offer.

The tax consequences to a Shareholder arising from a Second Stage Transaction will depend on the exact manner in which the Second Stage Transaction is carried out and may be substantially the same or materially different than the tax consequences described above for a Shareholder who disposes of its Pegasus Shares under the Offer. See Section 17 of the Circular, "Certain Canadian Federal Income Tax Considerations" for a description of the expected tax consequences of both the Offer and a Second Stage Transaction. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Second Stage Transaction if and when proposed.

Other Alternatives

If the Offeror is unable to or decides not to effect a statutory Compulsory Acquisition or a Second Stage Transaction, then it will evaluate other available alternatives to acquire the remaining Pegasus Shares. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Pegasus Shares in the open market, in privately negotiated transactions, in another take over bid or exchange offer or otherwise, or taking no further action to acquire additional Pegasus Shares. Any additional purchases of Pegasus Shares could be at a price greater than, equal to or less than the price to be paid for Pegasus Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Pegasus Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Pegasus Shares under the Offer.

Judicial Developments

Prior to the adoption of MI 61-101 (or its predecessors), Canadian courts had in several instances granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation and Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

13.	MARKET PURCHASES AND SALES OF PEGASUS SHARES

To the extent permitted by law, the Offeror reserves the right to, and may, acquire (or cause an affiliate to acquire) Pegasus Shares by making purchases through the facilities of the TSXV, at any time and from time to time prior to the Expiry Time. In no event will the Offeror make any such purchases of Pegasus Shares through the facilities of the TSXV before the third Business Day following the date of the Offer. If the Offeror should acquire Pegasus Shares by making purchases through the facilities of the TSXV during the Offer Period, the Pegasus Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been satisfied. The aggregate number of Pegasus Class A Shares and Pegasus Class B Shares acquired by the Offeror through the facilities of the TSXV during the Offer Period shall not exceed 5% of the outstanding Pegasus Class A Shares and Pegasus Class B Shares as of the date of the Offer and the Offeror will issue and file and press release containing the information prescribed by law immediately after the close of business on the TSXV on each day on which such Pegasus Class A Shares and/or Pegasus Class B Shares, as the case may be, have been purchased.

Although the Offeror has no present intention to sell Pegasus Shares taken up under the Offer, it reserves the right, subject to applicable laws, to make or enter into an arrangement, commitment or understanding during the Offer Period to sell any of such Pegasus after the Offer Period.

14.	OTHER TERMS

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person (including the Information Agent and the Depositary) has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer to Purchase or in the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, the Depositary or the Information Agent for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Pegasus Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Pegasus Shares or notice of withdrawal of Pegasus Shares, and the due completion and execution of the Letter of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Pegasus Share or any particular Shareholder. There shall be no obligation on the Offeror, the Depositary or the Information Agent to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to (nor will deposits be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer to Purchase and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

Dated:	June 23, 2009
HARVEST PEGASUS INC.
Per: (Signed) John E. Zahary
President and Chief Executive Officer

CIRCULAR

The following information in this Circular is provided in connection with the Offer made by the Offeror to purchase all of the Pegasus Shares. The terms, conditions and provisions of the Offer Documents are incorporated into and form part of this Circular, and collectively constitute the take-over bid circular of the Offeror. Certain terms used in this Circular are defined in the Glossary. Shareholders should refer to the Offer Documents for details of the terms and conditions of the Offer.

Although Harvest has had discussions with the management of Pegasus and has reviewed certain contracts and records of Pegasus, unless otherwise indicated in this Circular, the information concerning Pegasus contained in the Offer to Purchase and this Circular has been taken from or is based solely upon publicly available documents or records of Pegasus on file with Securities Authorities and other public sources and information provided to Harvest by Pegasus. Although Harvest has no knowledge that would indicate that any statements relating to Pegasus contained herein based on information contained in such documents and records are inaccurate or incomplete, neither Harvest nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Pegasus to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to Harvest.

Pursuant to the provisions of applicable Securities Laws, the directors of Pegasus must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Pegasus subsequent to the date of the most recent published financial statements of Pegasus.

1.	THE OFFEROR, THE TRUST AND HOC

General

Harvest Pegasus Inc.

The Offeror is a corporation governed by the laws of the Province of Alberta which was incorporated on June 9, 2009 and is an indirect wholly-owned subsidiary of the Trust. The Offeror has not carried on any business prior to the date of the Offer, other than in respect of matters related to the making of the Offer. The Offeror's principal office is located at Suite 2100, 330 - 5th Avenue S.W., Calgary, Alberta, T2P 0L4 and its registered office is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

Harvest Energy Trust and Harvest Operations Corp.

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta on July 10, 2002 pursuant to the Trust Indenture between HOC, a wholly-owned subsidiary and administrator of the Trust, and the Trustee. The Trust's assets consist of securities, unsecured debt and net profits interests on the oil and natural gas assets of several direct and indirect subsidiaries, trusts and partnerships. The Trust is managed by HOC pursuant to the Administration Agreement.

The head and principal office of the Trust and HOC is located at Suite 2100, 330-5th Avenue S.W., Calgary, Alberta, T2P 0L4 while the registered office of HOC is located at Suite 1400, 350-7th Avenue S.W., Calgary, Alberta, T2P 3N9.

The beneficiaries of the Trust are the holders of its Trust Units who receive monthly distributions from the Trust's net cash flow from its various investments after certain administrative expenses and the provision for interest due to the holders of convertible debentures. See "The Offeror, the Trust and HOC - Description of Trust Units – Cash Distributions". Pursuant to the Trust Indenture, the Trust is required to distribute 100% of its taxable income to its Unitholders each year and limit its activities to holding and administering permitted investments and making distributions to its Unitholders.

The Trust has provided an undertaking to the securities regulatory authorities in each of the provinces of Canada to: (i) treat each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership as a subsidiary of the Trust in complying with its reporting issuer obligations unless generally accepted accounting principles prohibit the consolidation of financial information of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership, North Atlantic Refining Limited Partnership and the Trust, at which time the Trust will provide Unitholders with separate financial statements for each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership for as long as any of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership or North Atlantic Refining Limited Partnership represents a significant asset of the Trust; (ii) take appropriate measures to require each person who would be an insider of each of HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership, if HOC, Breeze Trust No. 1, Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, Redearth Partnership and North Atlantic Refining Limited Partnership were a reporting issuer, to file insider reports about trades in Trust Units, including securities which are exchangeable into Trust Units, and to comply with statutory prohibitions against insider trading for as long as the Trust is a reporting issuer; and (iii) the Trust will annually certify that it has complied with the undertakings in (i) and (ii) and will file such certificate on SEDAR concurrently with the filing of its annual financial statements.

Documents Incorporated by Reference

The following documents of the Trust, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

1.	the AIF;
2.	the audited consolidated financial statements of the Trust as at and for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors' report thereon;
3.	the management's discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2008;
4.	the unaudited consolidated financial statements of the Trust as at and for the three months ended March 31, 2009 and 2008, together with the notes thereto;
5.	the management's discussion and analysis of the financial condition and results of operations of the Trust for the three months ended March 31, 2009; and
6.	the Information Circular.

Any material change reports (excluding confidential reports), interim financial statements, annual financial statements and the auditors' report thereon, management's discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Circular and prior to the Expiry Time are deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Description of Business

Harvest Energy Trust

The business of the Trust is to indirectly exploit, develop and hold interests in petroleum and natural gas properties in its Upstream segment as well as conduct petroleum refining and marketing operations in its Downstream segment through its investments. Cash from the Upstream operations flows to the Trust by way of payments by HOC and Breeze Trust No. 1 pursuant to net profit interests held by the Trust, interest and principal payments by HOC, Breeze Trust No. 1 and Breeze Trust No. 2 on unsecured debt owing to the Trust and payments by Breeze Trust No. 1 and Breeze Trust No. 2 of trust distributions. Cash flow from the Downstream operations flows to the Trust in the form of interest and principal on unsecured debt owing to the Trust from North Atlantic as well as partnership distributions from Harvest Refining General Partnership.

Pursuant to the terms of each respective net profits interest agreement, the Trust is entitled to payments equal to the amount by which 99% of the gross proceeds from the sale of production from petroleum and natural gas properties exceed 99% of certain deductible expenditures. Deductible expenditures may include discretionary amounts to fund capital expenditures, to repay third party debt and to provide for working capital required to maintain the operations of the operating subsidiaries. See also "Structure of Harvest Energy Trust – The Net Profits Interest Agreements" on pages 15 and 16 of the AIF incorporated by reference into this Circular.

Operating Subsidiaries

The business of the Trust is carried on by HOC and the Trust's other operating subsidiaries, Redearth Partnership, Breeze Resources Partnership, Hay River Partnership, Breeze Trust No. 1, Breeze Trust No. 2 and Harvest Refining General Partnership (and all direct and indirect wholly-owned subsidiaries of Harvest Refining General Partnership). The activities of the operating subsidiaries are financed through interest bearing notes from the Trust, the purchase of net profit interests by the Trust and third party debt.

For additional information respecting HOC and certain other operating subsidiaries of the Trust, see "Structure of Harvest Energy Trust – Operating Subsidiaries" on pages 12 through 14, inclusive, of the AIF incorporated by reference into this Circular.

Organizational Structure of the Trust

The following diagram describes the structure of the Trust and its material subsidiaries, trusts and partnerships (each such subsidiary being wholly-owned (except as noted below) and being created, formed or organized, as the case may be, and governed by the laws of the Province of Alberta except for North Atlantic which was formed under the laws of the Province of Newfoundland and Labrador):

Notes:

(1)

All operations and management of the Trust and the Trust's operating subsidiaries are conducted through HOC except for the operations of the North Atlantic Refining Limited Partnership which are conducted by the management and employees of North Atlantic and the operations of the Offeror which are conducted by the management of the Offeror.

(2)

The Trust receives regular monthly net profits interest payments and/or interest payments from HOC, Breeze Trust No. 1, Breeze Trust No. 2 and North Atlantic and distributions from Breeze Trust No. 1, Breeze Trust No. 2, and Harvest Refining General Partnership.

(3)	Breeze Trust No. 1 and Breeze Trust No. 2 have also issued priority trust units to HOC.

Ongoing Acquisition and Disposition Activity

The Trust continues to pursue and evaluate potential acquisitions and dispositions of oil and natural gas assets as part of its ongoing acquisition and disposition program. The Trust cannot predict whether any current or future opportunities will ultimately result in one or more acquisitions for the Trust. The Trust also routinely evaluates its property portfolio and disposes of properties that it views can realize full value from divestment proceeds.

Recent Developments

At the Trust's annual and special meeting of Unitholders held May 19, 2009, David Boone did not stand for re-election to the board of directors at HOC to enable his pursuit of other business interests.

On June 4, 2009, the Trust completed a public offering of 17,330,000 Trust Units at a price of $7.30 per Trust Unit, including 1,330,000 Trust Units pursuant to the partial exercise by the underwriters at closing of the over-allotment option granted to them, for total net proceeds of approximately $120 million. The net proceeds of the offering were used by the Trust to reduce bank indebtedness. The Trust Units were issued by way of a short form prospectus.

Description of Trust Units

Trust Units

Effective upon the amendment and restatement of the Trust Indenture which occurred concurrent with the closing of the Viking Arrangement on February 3, 2006, the Trust is authorized to issue three classes of trust units, described and designated as Trust Units, Special Trust Units and Special Voting Units, pursuant to the amended and restated Trust Indenture. Each Trust Unit entitles the holder or holders thereof to one vote at any meeting of the Unitholders and each Special Trust Unit shall entitle the holder or holders thereof to three-sixteenths of one vote at any meeting of the Unitholders. The Special Trust Units were created and issued to enable the closing of the Viking Arrangement and all have been subsequently cancelled.

As of June 22, 2009, there were 179,859,006 Trust Units issued and outstanding. Each Trust Unit entitles the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder.

The Trust Indenture also provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the board of directors of HOC may determine. The Trust Indenture also provides that HOC may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust from time to time on such terms and conditions to such persons and for such consideration as HOC may determine. The Trust Indenture further provides that the Trust may from time to time purchase some or all of the Trust Units for cancellation.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in the Trust. Corporate law does not govern the Trust and the rights of Unitholders. As holders of Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The rights of Unitholders are specifically set forth in the Trust Indenture. In addition, trusts are not defined as recognized entities within the definitions of legislation such as the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), and in some cases, the Winding Up and Restructuring Act (Canada). As a result, in the event of an insolvency or restructuring, a Unitholder's position as such may be quite different than that of a shareholder of a corporation.

For additional information respecting the Trust Units, including information respecting Unitholders' limited liability, restrictions on non-resident Unitholders, the redemption right attached to the Units, meetings of Unitholders, and amendments to the Trust Indenture, see "General Description of Capital Structure - Trust Units and the Trust Indenture" at pages 69 through 74, inclusive, of the AIF incorporated by reference into this Circular.

The Trust Indenture allows for the creation of an unlimited number of Special Voting Units to enable the Trust to effect exchangeable securities transactions. Exchangeable securities transactions are commonly used in corporate acquisitions to give the selling securityholder a tax deferred "rollover" on the sale of the securityholder's securities, which may not otherwise be available. In an exchangeable securities transaction the tax event is generally deferred until the exchangeable securities are actually exchanged. Holders of Special Voting Units are not entitled to any distributions of any nature whatsoever from the Trust, but are entitled to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of HOC in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights. As of the date hereof no Special Voting Units are outstanding.

Cash Distributions

The Trust receives cash in amounts equal to all of its interest, royalty, trust distribution and dividend income, net of the Trust's administrative expenses. In addition, the Trust may, at the discretion of the board of directors of HOC, make distributions in respect of repayments of principal made by HOC, Breeze Trust No. 1, Breeze Trust No. 2 and North Atlantic to the Trust on unsecured debt owing by them. The Harvest Group retains a portion of its consolidated cash flow to fund capital expenditures and distributes the balance to Unitholders. See "Distributions to Unitholders". The actual percentage retained is subject to the discretion of the board of directors of HOC and will vary from month to month depending on, among other things, the current and anticipated commodity price environment. As at the date hereof, based on current forward commodity prices, the Trust anticipates that it will make cash distributions in 2009 of approximately 30% to 50% of its cash flow. Although the Trust intends to make distributions of its available cash to Unitholders, these cash distributions are not guaranteed and may be reduced or suspended. See "Risk Factors" in this Circular, including the summary of risks contained in the AIF, which is incorporated by reference herein. Furthermore, there is no guarantee that the Trust will, in 2009, make cash distributions to Unitholders equal to the percentage of cash flow disclosed above as certain factors, including changes in future commodity prices, will affect the Trust’s decisions regarding cash distributions to Unitholders in the future. See "Special Note Regarding Forward-Looking Statements".

Non-Resident Ownership

The Trust Indenture provides that it is intended that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. For the Trust to qualify as a "mutual fund trust" for purposes of the Tax Act, it is required that, among other things, (i) the Trust not be considered to be a trust established or maintained primarily for the benefit of non-residents of Canada; or (ii) the Trust satisfies certain conditions as to the nature of the assets of the Trust as specified in the Tax Act (the "Asset Test"). HOC believes that the Trust has at all material times satisfied the Asset Test and accordingly, for purposes of the Tax Act, the Trust should qualify as a "mutual fund trust".

In addition, Harvest, with the assistance of its transfer agent and registrar for the Trust Units, Valiant Trust Company, maintains a process of soliciting Participant Declaration Forms from all registered holders of its Trust Units. The Participant Declaration Form requires the certification of the number of Trust Units held by non-residents and the number of non-resident holders, all as defined by the Tax Act. This process includes the solicitation of such forms by the Canadian Depository for Securities and, indirectly, the Depository Trust Company. At the end of each quarter, HOC instructs Valiant Trust Company to complete this solicitation process and report the results. As at December 31, 2008, the non-resident holders of Trust Units represented approximately 71% of the Trust's issued and outstanding Trust Units.

Consolidated Capitalization of the Trust

The following table sets forth the consolidated capitalization of the Harvest Group as at December 31, 2008, as at March 31, 2009, as at March 31, 2009 after giving effect to the public offering of 17,330,000 Trust Units completed on June 4, 2009 (the "Equity Issuance") and before this Offer and as at March 31, 2009 after giving effect to the Equity Issuance and this Offer:

	As at December 31, 2008	As at March 31, 2009	As at March 31, 2009 after giving effect to the Equity Issuance and before the Offer(1)(4)(5)(6)(7)	As at March 31, 2009 after giving effect to the Equity Issuance and the Offer(1)(4)(5)(6)(7)(9)
(in thousands, except Trust Units)
Credit Facility(1)(4)	$1,226,228	$1,233,843	$1,114,259	$1,126,989
7 7/8% Senior Notes(2)	$298,210	$309,325	$309,325	$309,325
9% Debentures Due 2009(3)(8) - Discounted Obligation - Equity Component	$940 -	$942 -	$942 -	$942 -
8% Debentures Due 2009(3) - Discounted Obligation - Equity Component	$1,573 $11	$1,578 $11	$1,578 $11	$1,578 $11
6.5% Debentures Due 2010(3) - Discounted Obligation - Equity Component	$35,387 $2,332	$35,577 $2,332	$35,577 $2,332	$35,577 $2,332
6.40% Debentures Due 2012(3) - Discounted Obligation - Equity Component	$169,455 $14,795	$169,745 $14,795	$169,745 $14,795	$169,745 $14,795
7.25% Debentures Due 2013(3) - Discounted Obligation - Equity Component	$358,533 $11,792	$359,412 $11,792	$359,412 $11,792	$359,412 $11,792
7.25% Debentures Due 2014(3) - Discounted Obligation - Equity Component	$67,549 $4,170	$67,766 $4,170	$67,766 $4,170	$67,766 $4,170
7.50% Debentures Due 2015(3) - Discounted Obligation - Equity Component	$194,322 $51,000	$195,737 $51,000	$195,737 $51,000	$195,737 $51,000
Trust Units (unlimited)(4)(5) (6)(7)(9)	$3,897,653 (157,200,701 Trust Units)	$3,927,914 (161,508,947 Trust Units)	$4,047,498 (178,838,947 Trust Units)	$4,052,150 (179,509,233 Trust Units)

Notes:

(1)

On February 3, 2006, the Harvest Group and a syndicate of lenders established a $750 million Three Year Extendible Credit Facility (the "Credit Facility") and on March 31, 2006, completed a secondary syndication and increased the facility to $900 million. Concurrent with the purchase of North Atlantic on October 19, 2006, the facility was further increased to $1.4 billion. During 2007, the Harvest Group and its lenders amended the Credit Facility to increase the aggregate commitment from $1.4 billion to $1.6 billion and extend the maturity date of the facility from March 31, 2009 to April 30, 2010.

The Credit Facility is secured by a $2.5 billion first floating charge over all of the assets of the operating subsidiaries of the Harvest Group plus a first mortgage security interest on the refinery assets of North Atlantic. The most restrictive covenants of the Harvest Group's credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than those included in the first floating charge, a limitation to carrying on business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to Unitholders in certain circumstances such as an event of default. The Credit Facility requires standby fees on undrawn amounts and interest on amounts borrowed at varying rates depending on the Harvest Group's ratio of secured debt (excluding the 7 7/8% Senior Notes and Debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts ("EBITDA"). In addition to the availability under this facility being limited by the Borrowing Base Covenant of the 7 7/8% Senior Notes described (as described below), availability is subject to the following quarterly financial covenants:

	Covenant	As at March 31, 2009	As at March 31, 2009 after giving effect to the Equity Issuance and before the Offer(4)
Secured debt to EBITDA	3.0 to 1.0 or less	1.5	1.3
Total senior debt to EBITDA	3.5 to 1.0 or less	1.8	1.7
Secured debt to Capitalization	50% or less	24%	22%
Total senior debt to Capitalization	55% or less	31%	28%

(2)

HOC, issued US$250 million of 7 7/8% Senior Notes with interest payable semi-annually on April 15 and October 15 each year and mature on October 15, 2011. Prior to maturity, redemptions are permitted as follows:

After October 15, 2008 at 103.938% of the principal amount,

After October 15, 2009 at 101.969% of the principal amount, and

After October 15, 2010 at 100.000% of the principal amount.

The 7 7/8% Senior Notes contains a change of control covenant that requires HOC to commence an offer to re-purchase the 7 7/8% Senior Notes at a price of 101% of the principal amount plus accrued interest within thirty (30) days of a change of control event, as defined in the indenture. There are also covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.5 to 1. Notwithstanding the interest coverage ratio limitation, the incurrence of additional indebtedness under the Credit Facility may be limited by the Borrowing Base Covenant (as described below) and certain other specific circumstances.

The covenants of the 7 7/8% Senior Notes also restrict the Harvest Group's incurrence of secured indebtedness to an amount less than 65% of the present value of the future net revenues from its proven petroleum and natural gas reserves discounted at an annual rate of 10% (the "Borrowing Base Covenant"). At December 31, 2008, the Borrowing Base Covenant restricts secured indebtedness to CDN$1.91 billion.

In addition, the covenants of the 7 7/8% Senior Notes restrict the Harvest Group's ability to pay distributions to Unitholders (net of distributions settled with the delivery of Trust Units) during a quarter to 80% of the prior quarter's cash flow from operating activities before settlement of asset retirement obligations and changes in non-cash working capital if the Harvest Group's interest coverage ratio as described in the agreement is greater than 2.5 to 1.0 and its consolidated leverage ratio is lower than 3.0 to 1.0. Notwithstanding, distributions are permitted provided that from the date of issuance of the 7 7/8% Senior Notes, the aggregate distributions do not exceed an amount equal to $40 million plus 100% of the net cash proceeds from the sale of Trust Units plus 80% of the cumulative cash flow from operating activities less distributions paid which as at December 31, 2008, amounted to a carry-forward of approximately CDN$1.5 billion.

(3)

The Harvest Group has six series of convertible unsecured subordinated debentures outstanding. Interest on the debentures is payable semi-annually in arrears in equal instalments on dates prescribed by each series. The debentures are convertible into fully paid and non-assessable Trust Units, at the option of the holder, at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by the Harvest Group for redemption. The conversion price per Trust Unit is specified for each series and may be supplemented with a cash payment for accrued interest and in lieu of any fractional Trust Units resulting from the conversion.

The debentures may be redeemed by the Harvest Group at its option in whole or in part prior to their respective redemption dates. The redemption price for the first redemption period is at a price equal to $1,050 per debenture and at $1,025 per debenture during the second redemption period. Any redemption will include accrued and unpaid interest at such time.

The Harvest Group may elect to settle the principal due at maturity or on redemption in the form of Trust Units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date.

The covenants of the debentures restrict the Harvest Group's issuance of additional convertible debentures if the principal amount of all of its issued and outstanding convertible debentures immediately after the issuance of such additional convertible debentures exceeds 25% of the Total Market Capitalization, as defined. Total Market Capitalization is defined as the total principal amount of all issued and outstanding convertible debentures plus the amount obtained by multiplying the number of issued and outstanding Trust Units by the current value of the Trust Units. As at December 31, 2008, the Harvest Group's Total Market Capitalization was approximately CDN$2.6 billion (CDN$3.8 billion as at December 31, 2007). See Note 12 of the Trust's 2008 audited consolidated financial statements incorporated herein by reference for the maturity dates and conversion prices for each series of convertible debenture.

(4)	Includes 17,330,000 Trust Units that were issued on June 4, 2009 as part of the recent public offering. For addition information, see "Recent Developments" in this Circular.
(5)

No Trust Units have been issued pursuant to the exercise of rights granted under the Trust Unit Rights Incentive Plan of the Trust subsequent to March 31, 2009 and prior to June 22, 2009. For additional information respecting the Trust Unit Rights Incentive Plan, see Appendix A to the Information Circular incorporated by reference in this Circular.

(6)

Does not include 12,183 Trust Units issued upon exercise of awards granted under the Unit Award Incentive Plan of the Trust subsequent to March 31, 2009 and prior to June 22, 2009. For additional information respecting the Unit Award Incentive Plan, see Appendix B to the Information Circular incorporated by reference in this Circular.

(7)

Does not include 870,970 Trust Units issued subsequent to March 31, 2009 and prior to June 22, 2009 pursuant to participation in Harvest's Premium DistributionTM, Distribution Reinvestment and Optional Trust Unit Purchase Plan. For additional information respecting the Premium DistributionTM, Distribution Reinvestment and Optional Trust Unit Purchase Plan, see "Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan" on page 74 of the AIF incorporated by reference in this Circular.

(8)

Does not include 136,906 Trust Units that were issued on June 1, 2009 in order to settle the amount of 9% Debentures Due 2009 outstanding on maturity date. For addition information, see "Price Range and Trading Volume of the Trust Units and the Debentures" in this Circular.

(9)

Assumes the issuance of 670,286 Trust Units to be issued to the Pegasus Shareholders at an ascribed price of $6.94 based an exchange for 34,565,732 Pegasus Class A Shares and 1,012,000 Pegasus Class B Shares being outstanding as of the date the Offeror acquires the Pegasus Shares and that all Pegasus Options have been terminated and the repayment of Pegasus' revolving bank loan, which at March 31, 2009 had an outstanding balance of $12.7 million.

Prior Sales

The Trust has not issued or sold any Trust Units or securities convertible into Trust Units during the period March 31, 2008 to June 22, 2009 other than as follows:

1.

On June 4, 2009 the Trust completed a public offering of 17,330,000 Trust Units at a price of $7.30 per Trust Unit, including 1,330,000 Trust Units pursuant to the partial exercise by the underwriters at closing of the over-allotment option granted to them, for total net proceeds of approximately $120 million. The net proceeds of the offering were used by the Trust to reduce back indebtedness. The Trust Units were issued by way of a short form prospectus.

2.

An aggregate of 1,805 Trust Units at a deemed issue price of $13.85 per Trust Unit were issued upon the conversion of $25,000 principal amount of previously issued 9% Debentures Due 2009 during this period. The 9% Debentures Due 2009 are described under "General Description of Capital Structure – Debentures and the Debenture Indenture" in the AIF incorporated by reference into this Circular.

3.

An aggregate of 136,906 Trust Units at a deemed issue price of $6.89 per Trust Unit were issued on June 1, 2009 upon the maturity of $944,000 principal amount of previously issued 9% Debentures Due 2009.

4.

An aggregate of 6,782 Trust Units at a deemed issue price of $16.07 per Trust Unit were issued upon conversion of $109,000 principal amount of previously issued 8% Debentures Due 2009 during this period. The 8% Debentures Due 2009 are described under "General Description of Capital Structure – Debentures and the Debenture Indenture" in the AIF incorporated by reference into this Circular.

5.

An aggregate of 120 Trust Units were issued during this period upon the exercise of rights granted under the Trust Unit Rights Incentive Plan at a weighted average issue price of $24.70 per Trust Unit for aggregate consideration of approximately $3,000. The Trust Unit Rights Incentive Plan is described in Appendix "A" to the Information Circular incorporated by reference into this Circular.

6.

An aggregate of 105,937 Trust Units were issued during this period upon the exercise of awards granted under the Unit Award Incentive Plan at a weighted average issue price of $9.37 per Trust Unit for aggregate consideration of approximately $992,822. The Unit Award Incentive Plan is described in Appendix "B" to the Information Circular incorporated by reference into this Circular.

7.

An aggregate of 11,141,732 Trust Units were issued during this period pursuant to the DRIP Plan of the Trust at a weighted average issue price of $12.30 per Trust Unit for aggregate consideration of approximately $137.1 million. The DRIP Plan is described under "Premium DistributionTM, Distribution Reinvestment and Optional Trust Unit Purchase Plan" in the AIF incorporated by reference into this Circular incorporated by reference into this Circular.

Price Range and Trading Volume of the Trust Units and the Debentures

The Trust Units are listed and traded on the TSX and the NYSE. The trading symbol on the TSX for the Trust Units is "HTE.UN", and on the NYSE is "HTE". The Trust has issued five series of unsecured subordinated convertible debentures which trade on the TSX under the symbols "HTE.DB.A" for the 8% Debentures Due 2009, "HTE.DB.B" for the 6.5% Debentures Due 2010, "HTE.DB.E" for the 7.25% Debentures Due 2013, "HTE.DB.F" for the 7.25% Debentures Due 2014 and "HTE.DB.G" for the 7.50% Debentures Due 2015. In addition, pursuant to the Viking Arrangement, the Trust assumed the two outstanding series of convertible debentures that Viking had outstanding as of February 3, 2006. One of these two series, the 10.5% convertible unsecured subordinated debentures of the Trust due January 31, 2008 (which traded on the TSX under the symbol "HTE.DB.C") matured on January 31, 2008 and the $24.3 million principal amount was settled on maturity with the issuance of 1,166,593 Trust Units. The other series assumed, the 6.40% Debentures Due 2012, continue to trade on the TSX under the symbol "HTE.DB.D". The 9% Debentures Due 2009 (which traded on the TSX under the symbol "HTE.DB.C") matured on May 31, 2009 and the $944,000 principal amount was settled on maturity with the issuance of 136,906 Trust Units on June 1, 2009.

The following sets forth the price range and consolidated trading volume of the Trust Units on the TSX and the NYSE for the periods indicated.

	TSX			NYSE
	Price Range			Price Range
	High	Low	Volume	High	Low	Volume
2008
January	$23.56	$20.48	10,474,631	$23.24	$20.00	18,167,009
February	$26.00	$22.49	8,552,342	$25.70	$22.51	15,108,961
March	$24.13	$22.00	9,638,750	$24.49	$21.44	17,099,323
April	$24.94	$22.23	11,965,637	$24.82	$22.06	20,845,245
May	$25.67	$22.15	14,019,461	$26.08	$21.75	24,871,749
June	$25.77	$23.32	9,263,955	$25.28	$23.05	16,892,369
July	$24.60	$19.32	10,210,064	$24.30	$18.80	23,625,423
August	$21.75	$18.90	12,078,183	$20.55	$17.73	17,597,112
September	$21.12	$15.89	9,834,707	$20.01	$15.17	24,126,064
October	$17.69	$8.33	26,521,040	$16.69	$7.00	65,647,621
November	$14.09	$10.65	14,381,812	$11.55	$8.60	37,694,288
December	$12.68	$9.42	11,179,958	$10.17	$7.26	31,705,600
2009
January	$11.91	$10.36	10,266,136	$10.10	$8.25	25,461,464
February	$10.57	$5.87	13,739,710	$8.55	$4.69	36,881,966
March	$6.20	$3.87	16,343,648	$4.83	$3.00	36,763,788
April	$6.18	$4.44	8,769,868	$5.08	$3.50	21,501,439
May	$8.72	$5.71	21,261,237	$7.47	$4.80	36,288,909
June (1 - 22)	$7.24	$5.92	11,861,922	$6.67	$5.16	19,400,937

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 8% Debentures Due 2009 as reported by the TSX under the symbol "HTE.DB.A" for the periods indicated.

2008	High	Low	Close	Volume
January	$139.01	$130.77	$130.77	220
February	No trades	No trades	No trades	-
March	$145.00	$130.04	$145.00	1,710
April	No trades	No trades	No trades	-
May	$148.00	$145.00	$148.00	220
June	$155.00	$152.50	$155.00	790
July	No trades	No trades	No trades	-
August	$135.00	$130.40	$130.40	100
September	$114.59	$103.00	$109.11	650
October	$102.90	$100.28	$100.28	360
November	$100.00	$93.01	$93.01	1,070
December	No trades	No trades	No trades	-
2009
January	$99.99	$97.00	$99.99	200
February	$100.00	$99.98	$100.00	230
March	$100.00	$100.00	$100.00	150
April	$100.25	$100.25	$100.25	200
May	$105.00	$100.00	$105.00	500
June (1 - 22)	No trades	No trades	No trades	No trades

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 6.5% Debentures Due 2010 as reported by the TSX under the symbol "HTE.DB.B" for the periods indicated.

2008	High	Low	Close	Volume
January	$99.99	$97.00	$99.50	1,370
February	$101.75	$98.00	$100.75	1,540
March	$103.80	$99.50	$99.50	3,150
April	$101.00	$95.50	$101.00	5,000
May	$100.00	$97.40	$99.50	5,660
June	$101.00	$98.75	$100.25	16,440
July	$103.50	$100.00	$100.00	3,460
August	$100.75	$98.51	$100.75	2,450
September	$100.75	$97.00	$97.00	4,110
October	$90.00	$65.51	$74.00	5,170
November	$85.00	$77.00	$79.00	6,760
December	$81.00	$67.01	$80.00	6,220
2009
January	$89.00	$78.01	$81.00	38,790
February	$85.00	$75.00	$75.00	3,810
March	$80.00	$68.00	$75.00	7,120
April	$85.00	$72.25	$85.00	2,320
May	$91.00	$82.00	$91.00	30,780
June (1 - 22)	$92.00	$90.00	$90.00	27,640

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 6.40% Debentures Due 2012 as reported by the TSX under the symbol "HTE.DB.D" for the periods indicated.

2008	High	Low	Close	Volume
January	$92.50	$86.00	$92.50	16,530
February	$92.49	$89.51	$91.99	15,050
March	$92.24	$90.01	$91.99	21,460
April	$93.99	$90.00	$90.02	16,600
May	$93.50	$87.02	$92.49	22,130
June	$96.00	$91.77	$94.00	19,820
July	$95.00	$87.01	$89.99	19,560
August	$93.95	$87.01	$90.02	10,380
September	$91.99	$71.00	$73.16	17,490
October	$76.50	$50.00	$57.00	38,210
November	$64.99	$43.51	$50.94	39,480
December	$49.00	$35.00	$43.00	74,920
2009
January	$53.99	$43.00	$44.01	24,100
February	$45.00	$38.00	$39.99	42,950
March	$45.99	$35.00	$42.31	25,440
April	$55.00	$43.00	$53.00	20,640
May	$75.00	$52.75	$75.00	43,940
June (1 - 22)	$75.00	$69.75	$72.15	30,750

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 7.25% Debentures Due 2013 as reported by the TSX under the symbol "HTE.DB.E" for the periods indicated.

2008	High	Low	Close	Volume
January[1]	$93.74	$89.00	$92.50	107,160
February	$98.25	$91.56	$96.75	63,000
March	$97.00	$92.76	$93.50	136,630
April	$94.00	$91.00	$91.25	110,635
May	$92.39	$90.00	$92.10	188,475
June	$93.85	$91.81	$92.50	249,470
July	$92.75	$89.00	$90.90	99,220
August	$91.00	$89.01	$90.65	122,096
September	$90.80	$76.00	$76.50	90,860
October	$77.50	$55.00	$57.98	76,860
November	$57.50	$45.25	$51.99	112,300
December	$52.69	$37.02	$43.99	94,600
2009
January	$52.00	$41.50	$44.99	50,290
February	$45.00	$35.00	$37.49	48,420
March	$42.00	$32.80	$41.45	71,055
April	$55.00	$41.25	$54.25	494,710
May	$65.50	$54.00	$64.65	360,410
June (1 - 22)	$68.00	$64.75	$66.75	204,990

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 7.25% Debentures Due 2014 as reported by the TSX under the symbol "HTE.DB.F" for the periods indicated.

2008	High	Low	Close	Volume
January	$98.00	$88.01	$94.40	53,590
February	$104.80	$95.50	$101.45	32,320
March	$101.50	$95.07	$97.00	14,720
April	$99.95	$95.00	$96.00	143,000
May	$99.99	$95.00	$98.50	33,000
June	$100.25	$98.00	$99.25	24,840
July	$98.60	$91.51	$91.51	6,060
August	$93.57	$87.50	$93.57	10,360
September	$93.01	$79.00	$80.00	12,770
October	$80.00	$57.00	$59.40	26,180
November	$64.00	$53.00	$58.00	12,090
December	$57.25	$41.20	$50.00	5,560
2009
January	$55.00	$47.51	$47.51	4,130
February	$50.00	$38.50	$39.02	7,410
March	$49.00	$36.00	$48.95	9,530
April	$57.00	$44.00	$54.00	14,960
May	$65.00	$54.76	$65.00	44,280
June (1 - 22)	$69.00	$65.10	$68.00	13,720

The following table sets forth the high, low and closing trading prices and the aggregate trading volume of the 7.50% Debentures Due 2015 as reported by the TSX under the symbol "HTE.DB.G" for the periods indicated.

2008	High	Low	Close	Volume
April (25 – 30)	$98.50	$97.15	$97.99	4,210
May	$100.00	$93.50	$97.00	691,410
June	$99.25	$96.25	$97.40	156,450
July	$97.75	$90.50	$92.00	65,440
August	$92.50	$90.00	$91.19	39,030
September	$91.50	$75.00	$78.50	39,240
October	$77.18	$51.00	$59.99	72,450
November	$64.00	$50.00	$55.95	58,860
December	$53.50	$38.00	$43.00	81,010
2009
January	$51.00	$43.27	$45.00	103,580
February	$46.00	$35.01	$38.55	359,610
March	$45.99	$35.00	$42.00	49,060
April	$57.00	$43.02	$54.00	30,480
May	$65.50	$54.00	$64.01	95,990
June (1 - 22)	$69.00	$63.75	$66.00	23,110

Distributions to Unitholders

The Trust makes monthly distributions of its available cash to Unitholders to the extent determined prudent by HOC. Monthly cash distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by HOC and are paid generally on the fifteenth (15th) day of the following month. The monthly cash distributions for 2006, 2007 and 2008 have been determined to be fully taxable distributions for Canadian income tax purposes.

The following is a summary of the distributions made by the Trust for the periods indicated.

For the 2008 Period Ended	Distributions per Unit	Payment Date
January 31	$0.30	February 15, 2008
February 29	$0.30	March 17, 2008
March 31	$0.30	April 15, 2008
April 30	$0.30	May 15, 2008
May 31	$0.30	June 16, 2008
June 30	$0.30	July 15, 2008
July 31	$0.30	August 15, 2008
August 31	$0.30	September 15, 2008
September 30	$0.30	October 15, 2008
October 31	$0.30	November 17, 2008
November 30	$0.30	December 15, 2008
December 31	$0.30	January 15, 2009

For the 2009 Period Ended	Distributions per Unit	Payment Date
January 31	$0.30	February 16, 2009
February 29	$0.30	March 16, 2009
March 31	$0.05	April 15, 2009
April 30	$0.05	May 15, 2009
May 31	$0.05	June 18, 2009
June 30(1)	$0.05	July 15, 2009

Note:

(1)

This distribution has not yet been made; however, the Trust announced on June 8, 2009 that a distribution of $0.05 per Trust Unit will be payable on July 15, 2009 to Unitholders of record on the close of business on June 22, 2009.

For additional information respecting cash distribution payments to the Trust Unitholders, including the factors influencing the amount available for distribution to the Trust Unitholders, see "Description of Trust Units – Cash Distributions" above and "Distributions to Unitholders" on pages 67 and 68 of the AIF incorporated by reference into this Circular.

The historical distributions described above may not be reflective of future distributions, which will be subject to review by the board of directors of HOC taking into account the prevailing circumstances at the relevant time. See "Risk Factors" in this Circular, including the summary of risks contained in the AIF incorporated by reference into this Circular.

Risk Factors

An investment in the securities of the Trust is subject to certain risks. The Harvest Group's operations are conducted in the same business environment as other similar operators and the business risks are very similar. However, the Trust structure is significantly different than that of a traditional corporation with share capital and there are certain unique business risks of the Harvest Group's structure. A summary of risks related to Harvest Group's Upstream operations and its Downstream operations as well as the risks of its structure are presented on pages 55 through 67, inclusive, of the AIF incorporated by reference into this Circular. In addition to such risk factors, investors should carefully consider the risks described below.

Income Tax Matters

There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Trust Units. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described under heading "Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

The SIFT Rules, which are discussed in more detail under the heading "Canadian Federal Income Tax Considerations", generally operate to apply a tax at the trust level on distributions of certain income at rates of tax comparable to the combined federal and provincial corporate tax rate and to treat such distributions to Unitholders in a manner similar to dividends from a taxable Canadian corporation.

Generally, the application of the SIFT Rules will be delayed to the 2011 taxation year with respect to existing SIFT trusts, such as the Trust. However, the SIFT Rules also provide that there are circumstances under which an existing SIFT trust may lose its transitional relief, including where the "normal growth" of the existing SIFT trust is exceeded. On December 15, 2006, Finance issued the Guidelines which established objective tests with respect to how much an income trust is permitted to grow without jeopardizing its transitional relief.See Section 17 of the Circular, "Canadian Federal Income Tax Considerations – SIFT Rules". Based on certain representations from HOC, the issuance of Trust Units pursuant to this Offer should not cause, by itself, the Trust to be subject to the SIFT Rules prior to its 2011 taxation year. However, no assurance can be provided that the SIFT Rules will not apply to the Trust prior to 2011.

The SIFT Rules may have an adverse impact on the Trust, its Unitholders and the value of the Trust Units and on the ability of the Trust to undertake financings and acquisitions, and, at such time as the rules apply to the Trust, the distributable cash of the Trust may be materially reduced. The effect of the recently enacted SIFT Rules on the market for Trust Units is uncertain.

Legal Proceedings

There are no outstanding legal proceedings material to the Trust to which Trust or HOC is a party or in respect of which any of its respective properties are subject, nor are any such proceedings known by the Trust to be contemplated, except as described elsewhere in this Circular including the AIF incorporated by reference into this Circular.

2.	PEGASUS OIL & GAS INC.

General

Pegasus is a Calgary based oil and gas exploration, development and production company. The head office of Pegasus is located at101 - 10th Street N.W., Calgary, Alberta, T2N 1V4and its registered office is located at 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8.

Capital Structure of Pegasus

The authorized capital of Pegasus is comprised of an unlimited number of class A shares, an unlimited number of class B shares and an unlimited number of non-voting common shares, of which 34,565,732 Pegasus Class A Shares were issued and outstanding and 1,012,000 Pegasus Class B Shares were issued and outstanding as at June 12, 2009. As of the date of the Offer, 2,682,900 Pegasus Options were outstanding, entitling the holder thereof to acquire one Pegasus Class A Share, none of which are currently in-the-money. To the knowledge of the Offeror, there are no other issued and outstanding shares of Pegasus or securities of Pegasus convertible into or exchangeable for Pegasus Shares.

Price Range and Trading Volume of the Pegasus Shares

The Pegasus Shares are listed and traded on the TSXV. The trading symbols for the Pegasus Class A Shares and the Pegasus Class B Shares on the TSXV are "POG.A" and "POG.B", respectively.

The following sets forth the price range and consolidated trading volume of the Class A Shares on the TSXV for the periods indicated.

	TSXV
	Price Range
	High	Low	Volume
2008
December	$0.29	$0.10	2,689,654
2009
January	$0.26	$0.165	352,696
February	$0.20	$0.135	237,379
March	$0.20	$0.06	2,058,779
April	$0.235	$0.11	769,725
May	$0.14	$0.10	822,331
June (1 - 22)	$0.23	$0.09	5,208,135

The following sets forth the price range and consolidated trading volume of the Class B Shares on the TSXV for the periods indicated.

	TSXV
	Price Range
	High	Low	Volume
2008
December	No trades	No trades	-
2009
January	$1.25	$0.87	8,530
February	No trades	No trades	-
March	$0.95	$0.95	2,000
April	No trades	No trades	-
May	$1.00	$0.65	25,700
June (1 - 22)	$1.00	$0.71	169,420

3.	BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

On March 19, 2009, the Trust was approached by FirstEnergy with respect to the possibility of an acquisition of Pegasus by the Trust. HOC and Pegasus entered into the Confidentiality Agreement on March 23, 2009, following which the Trust was provided with access to certain confidential data of Pegasus. Thereafter, the Trust conducted a detailed and thorough review of confidential data of Pegasus with a view to making a proposal to acquire Pegasus pursuant to a negotiated transaction. The Trust's review included due diligence of Pegasus and its assets, including title, operations, reserves, environmental, financial, accounting, tax and corporate matters. The Trust also met with members of Pegasus management and had access to the technical teams of Pegasus during the course of its review.This process culminated in Pegasus receiving and accepting a non-binding written proposal as presented by the Trust on May 21, 2009.

Subsequently, Pegasus, the Trust and their respective legal counsel engaged in negotiations regarding the material terms of the Acquisition Agreement.

On June 12, 2009, the board of directors of HOC approved the proposed acquisition of Pegasus, including the material terms of the Acquisition Agreement.

On June 12, 2009, the Acquisition Agreement was finalized and signed by Harvest and Pegasus, and the Tendering Securityholders delivered the Pre-Tender Agreements to Harvest.

Reasons for the Offer

Harvest believes that the business combination with Pegasus will provide a valuable extension of Harvest's operations in its Crossfield core area and excellent synergies with Harvest's existing operations. These properties complement the growing opportunities arising from Harvest's existing asset base and provide additional development drilling locations.

4.	ACQUISITION AGREEMENT

The Offer

Harvest and Pegasus entered into the Acquisition Agreement pursuant to which Harvest agreed to make the Offer. Under the Acquisition Agreement, Pegasus confirmed to Harvest that its board of directors had, after consultation with its legal and financial advisors, and upon receipt of the Fairness Opinion from FirstEnergy, by unanimous resolution (i) approved the Acquisition Agreement, (ii) determined that the Offer is fair, from a financial point of view, to the Shareholders and is in the best interests of Pegasus and the Shareholders and (iii) recommended that Shareholders accept the Offer and tender their Pegasus Shares to the Offer.

Cease Existing Discussions

Pursuant to the Acquisition Agreement, Pegasus also agreed with Harvest that it would immediately cease and cause to be terminated any existing solicitations, initiations, facilitations, encouragement, cooperation, activity, discussions or negotiations with any parties conducted prior to the date of the Acquisition Agreement with respect to any Take-over Proposal. Further, Pegasus agreed that it would not release any party from any confidentiality or standstill agreements or amend any of such agreements and that it would exercise all rights to require the return of all information regarding Pegasus provided to any third parties who have entered into confidentiality agreements with Pegasus.

Non-Solicitation

The Acquisition Agreement also provides that Pegasus will not, directly or indirectly, authorize or permit any person acting on its behalf to solicit, initiate or encourage (including by way of furnishing information) a Take-over Proposal. In addition, Pegasus agreed that it would not participate in or take any action to facilitate any inquiries or the making of any proposal that constitutes or may be expected to lead to a Take-over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Take-over Proposal. The foregoing does not prevent the board of directors of Pegasus from (i) engaging in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Pegasus or its representatives after the date of the Acquisition Agreement) seeks to initiate such discussions or negotiations, and furnishing such third party with information concerning Pegasus and its business, properties and assets that has previously been provided to Harvest if, and only to the extent that: (A) the third party has first made a Superior Proposal and the board of directors of Pegasus has concluded in good faith, after considering applicable law and receiving the advice of outside counsel (as reflected in the board minutes) that such action is required by the board of directors of Pegasus to comply with fiduciary duties under applicable law; (B) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Pegasus provides immediate notice orally and in writing to Harvest specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the Confidentiality Agreement executed by HOC, and immediately provides Harvest with a full, true and complete copy of such Superior Proposal and any amendments thereto and if such Superior Proposal includes any non-cash consideration, shall include the value that the Pegasus board of directors has, in consultation with its financial advisors, determined shall be ascribed to such non-cash consideration and confirming in writing the determination of the board of directors of Pegasus that the Take-over Proposal, if completed, would constitute a Superior Proposal; (C) Pegasus provides immediate notice to Harvest at such time as it or such person or entity terminates any such discussions or negotiations; and (D) Pegasus immediately provides or makes available to Harvest any information provided to any such person or entity whether or not previously made available to Harvest; (ii) complying with applicable Securities Laws with regard to a tender or exchange offer, if applicable, and other rules relating to the provision of directors' circulars, and makes appropriate disclosure with respect thereto to Shareholders; and (iii) accepting, recommending, approving or implementing a Superior Proposal from a third party, but only (in the case of this clause (iii)) if prior to such acceptance, recommendation, approval or implementation, the board of directors of Pegasus shall have concluded in good faith, after considering provisions of applicable law and after considering all proposals to adjust the terms and conditions of the Acquisition Agreement and the Offer which may be offered by Harvest during the seventy-two (72) hour notice period set forth below and after receiving the advice of its financial advisors and legal counsel (as reflected in the board minutes), that such action is required by the board of directors of Pegasus to comply with fiduciary duties under applicable law, and provided that Pegasus fully and completely complies with all of its obligations set forth under Section 8.2 of the Acquisition Agreement.

Pegasus shall give Harvest orally and in writing at least seventy-two (72) hours advance notice of any decision by the board of directors of Pegasus to accept, recommend, approve or implement a Superior Proposal which notice shall identify the party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. In addition, Pegasus shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Harvest to make such adjustments in the terms and conditions of the Acquisition Agreement and the Offer as would enable Pegasus to proceed with the Offer as amended rather than the Superior Proposal. In the event that Harvest proposes to amend the Acquisition Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Superior Proposal as determined by Pegasus and its financial advisor acting reasonably within the seventy-two (72) hour notice period specified above, then Pegasus shall not accept, recommend, approve or enter into any agreement regarding the Superior Proposal, but shall rather enter into an amending agreement pursuant to which the Acquisition Agreement and the Offer shall be amended as so proposed by Harvest.

Harvest is not permitted under the Acquisition Agreement to amend any term or condition of the Offer (which for greater certainty, does not include waiving, in whole or part, a condition of the Offer) in a manner that is materially adverse to the holders of Pegasus Shares, without the prior written consent of Pegasus, such consent not to be unreasonably withheld or delayed, other than: (i) to extend the Offer, or (ii) to comply with the legal obligations of Harvest with respect to any amendment, modification or change of the Offer. Harvest shall not amend any term or condition of the Offer to: (A) change the number of Pegasus Shares for which the Offer is made; (B) decrease or change the form of the consideration offered for each Pegasus Class A Share or Pegasus Class B Share; or (C) modify or impose additional conditions to the Offer in a manner that is, in the opinion of Pegasus, acting reasonably, materially adverse to the holders of Pegasus Shares (it being understood that a waiver, in whole or in part, of any condition of the Offer or any extension of the Expiry Time in accordance with the Acquisition Agreement is not adverse to the holders of Pegasus Shares). Notwithstanding and without limiting anything contained in the Acquisition Agreement, Harvest may, in its sole discretion, at any time following the Initial Expiry Time if the Minimum Condition has not been satisfied by the Initial Expiry Time, reduce the Minimum Condition to a percentage greater than 50% and shall, subject to the conditions of the Offer being satisfied or waived, take-up and pay for all Pegasus Shares validly deposited to the Offer.

Harvest has agreed pursuant to the terms of the Acquisition Agreement that all Pegasus Options which have been tendered to Pegasus for exercise, conditional on Harvest taking up Pegasus Shares under the Offer, shall be deemed to have been exercised or converted concurrently with the take-up of Pegasus Shares by Harvest. Furthermore, Harvest shall accept as validly tendered under the Offer as of the Take-up Date all Pegasus Shares which are to be issued pursuant to such conditional exercise, provided that the holders of such Pegasus Options indicate that such shares are tendered pursuant to the Offer.

Non-Completion Fee

Pegasus has agreed to pay to Harvest as liquidated damages a non-completion fee of $700,000 (provided that there is no material breach or non-performance by Harvest of a material provision of the Acquisition Agreement in any respect) in the event that, and in any event within one (1) Business Day (subject to the obligation to deliver a letter of credit in certain circumstances set forth in the Acquisition Agreement):

(a)

the board of directors of Pegasus fails to recommend that Shareholders accept the Offer or withdraws or, in any manner adverse to Harvest, redefines, modifies, qualifies or changes any of its recommendations, resolutions or determinations in respect of the Offer prior to the Expiry Time, or shall have resolved to do so or makes a public announcement to that effect;

(b)

any bona fide Take-over Proposal or intention to make or purpose any bona fide Take-over Proposal is publicly announced, proposed, offered or commenced, and the board of directors of Pegasus shall have failed to publicly reaffirm and maintain its approval or recommendation of the Offer to the Pegasus Shareholders as soon as practicable and in any event within three (3) Business Days (or if the Offer is scheduled to expire prior to the end of such three (3) Business Day period, as soon as practicable and in any event prior to the scheduled expiry of the Offer) after the public announcement or commencement of any such Take-over Proposal of intention to make or purpose any bona fide Take-over Proposal;

(c)	the board of directors of Pegasus shall have recommended that Shareholders deposit their Pegasus Shares under, vote in favour of, or otherwise accept, a Take-over Proposal;
(d)

Pegasus shall have entered into any agreement with any person with respect to a Take-over Proposal prior to the Expiry Time of the Offer, excluding a confidentiality agreement entered into in compliance with the Acquisition Agreement;

(e)

a Take-over Proposal is publicly announced, proposed, offered or made to Pegasus Shareholders or to Pegasus prior to the Expiry Time, the Offer shall have expired by reason of the Minimum Condition not being satisfied, and within twelve (12) months of the Expiry Time either (A) Pegasus shall have entered into a definitive agreement in respect of a Take-over Proposal with any person who announced, proposed, offered or made a Take-over Proposal prior to the Expiry Time or (B) a Take-over Proposal is consummated by Pegasus with any person (whether or not it is the same Person who announced, proposed, offered or made a Take-over Proposal prior to the Expiry Time);

(f)	Pegasus or any of its representatives breaches any of their respective obligations under Section 8.5 of the Acquisition Agreement; or
(g)

Pegasus breaches or fails to perform any covenant to be performed by it under the Acquisition Agreement or if any representation or warranty of Pegasus in the Acquisition Agreement shall have been or become untrue, which breach or non-performance has not been cured to the satisfaction of Harvest, acting reasonably, within three (3) Business Days of receipt of written notice by Pegasus of any such breach or non-performance (and for the purposes of this paragraph (g), all covenants, representations and warranties shall be read as if none of them contained any Material Adverse Change, Material Adverse Effect or other materiality qualification), and provided that such breach or non-performance of such covenant or untruth of such representation or warranty either individually, or in the aggregate with any other breaches, defaults or untruths either: (A) causes or could reasonably be expected to result in a Material Adverse Change with respect to Pegasus; or (B) prevents or could reasonably be expected to prevent the satisfaction of any of the conditions set out in Schedule A to the Acquisition Agreement or otherwise prevents or materially delays, or could reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Acquisition Agreement;

In the event that a Take-over Proposal is publicly announced, proposed, offered or made to Pegasus' Shareholders or Pegasus as contemplated by paragraph (e) above, Pegasus agrees to deliver to Harvest, at least three (3) Business Days prior to the scheduled expiry or closing of the Take-over Proposal, an irrevocable letter of credit, in form satisfactory to Harvest, acting reasonably, drawable within three (3) Business Days after Harvest shall have delivered to Pegasus a written certificate confirming the completion of any such Take-over Proposal.

Harvest and Pegasus acknowledge and agree that such payment is a genuine pre-estimate of damages that Harvest will suffer as a result of the circumstances giving rise to such payment. On the date of the earliest event described in the above paragraph, Pegasus shall be deemed to hold such sum in trust for Harvest.

Third Party Expenses

Pegasus has agreed to pay to Harvest the amount of $100,000 to Harvest (or as Harvest may direct) as reimbursement for direct third party expenses relating to the Offer, if either the Minimum Condition or the condition set forth in paragraph (j) under Section 4 of the Offer to Purchase "Conditions of the Offer" is not satisfied or waived by Harvest prior to the Expiry Time, and in any event within one (1) Business Day immediately following the Expiry Time.

Harvest has agreed to pay to Pegasus the amount of $100,000 to Pegasus as reimbursement for direct third party expenses relating to the Offer, if at any time after the execution and delivery of the Acquisition Agreement (and provided that there is no material breach or non-performance by Pegasus of a material provision of the Acquisition Agreement in any respect) Harvest is in material breach or there is material non-performance by Harvest of any of its covenants under the Acquisition Agreement, including the requirement to make the Offer in accordance with Securities Laws, which breach or non-performance has not been cured to the satisfaction of Pegasus, acting reasonably, and in any event within three (3) Business Days of receipt of written notice by Harvest of such breach or non-performance and upon the termination of the Acquisition Agreement in accordance with Section 11.1(k).

Pre-Tender Agreements

See Section 7 and Section 8 of the Circular, "Arrangements Between the Offeror and the Directors and Officers of Pegasus" and "Arrangements Between the Offeror and Securityholders of Pegasus".

Board of Directors of Pegasus

Pegasus has agreed that immediately following the Effective Time, Pegasus shall use its best efforts to cause the resignation of all existing directors and officers of Pegasus and its subsidiaries as Harvest may specify and to fill the resulting vacancies with designees of Harvest without the necessity of a shareholder meeting.

Termination of Acquisition Agreement

The Acquisition Agreement may be terminated by written notice to the other parties of the Acquisition Agreement, at any time prior to the time that Harvest first takes-up and pays for Pegasus Shares,

(a)	by mutual agreement of Harvest and Pegasus;
(b)

by either Harvest or Pegasus if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final;

(c)

by Harvest, if the conditions to the Offer have not been satisfied or waived by Harvest on or before the Expiry Time (provided that Harvest may not terminate the Acquisition Agreement pursuant to this clause prior to the Expiry Time);

(d)	by Harvest or Pegasus, if Harvest has not taken up and paid for the Pegasus Shares deposited under the Offer on or before August 14, 2009;
(e)

by either Harvest or Pegasus, if the Offer terminates or expires at the Expiry Time without Harvest taking up and paying for any of the Pegasus Shares as a result of the failure of any condition to the Offer to be satisfied or waived by Harvest unless the failure of such condition shall be due to the failure of the party seeking to terminate the Acquisition Agreement to perform the obligations required to be performed by it under the Acquisition Agreement;

(f)	by Harvest upon the occurrence of any event which results in the non-completion fee referred to in the Acquisition Agreement becoming payable by Pegasus;
(g)	by Pegasus in the event that it receives a Superior Proposal provided that it fully complies with the provisions of Section 8.2 of the Acquisition Agreement; or
(h)	by Harvest or Pegasus if the $100,000 reimbursement amount contemplated by the Acquisition Agreement becomes payable by Harvest to Pegasus.
5.	PEGASUS OPTIONS

Pursuant to the Acquisition Agreement, all persons holding Pegasus Options, who may do so under applicable Securities Laws and in accordance with the terms of the Pegasus Options held by them, shall be entitled to either: (i) exercise all of their Pegasus Options and tender all Pegasus Class A Shares issued in connection therewith, and which have not been sold in the market prior to the Expiry Time, under the Offer upon payment of the exercise price in full; or (ii) terminate their rights to exercise any out-of-the money Pegasus Options in consideration of the payment of $0.001 per share issuable upon the exercise of such options. All Pegasus Options that are tendered to Pegasus for exercise, conditional on Harvest taking up Pegasus Shares under the Offer ("Conditional Option Exercise"), shall be deemed to have been exercised immediately prior to the take up of Pegasus Shares by Harvest. Furthermore, Harvest shall accept as validly tendered under the Offer as of the Take-up Date, all Pegasus Class A Shares that are to be issued pursuant to the Conditional Option Exercise, provided that the Pegasus Optionholders indicate that such shares are tendered pursuant to the Offer and provided that such holders agree to surrender any of their remaining unexercised Pegasus Options to Pegasus for cancellation effective immediately prior to the Take-up Date.

Pegasus will use its commercially reasonable efforts to ensure that all outstanding Pegasus Options are either exercised, terminated, expired or surrendered prior to the Take-up Date provided that Pegasus shall not pay the holders any amount in consideration therefore without the prior approval of Harvest, and shall not grant any additional Pegasus Options or other rights to purchase or acquire Pegasus Class A Shares or make any amendments to outstanding Pegasus Options without the prior written consent of Harvest, except to permit the early vesting of all such Pegasus Options and to cause the cancellation, termination, expiry or surrender of the Pegasus Options prior to the Take-up Date without payment therefore.

6.	PURPOSE OF THE OFFER AND PLANS FOR PEGASUS

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Pegasus Shares, including Pegasus Class A Shares which may become outstanding upon the exercise of Pegasus Options during the Offer Period. If the Minimum Condition is satisfied and at least 90% of the outstanding Pegasus Class A Shares, on a fully diluted basis as at the Expiry Time, and at least 90% of the outstanding Pegasus Class B Shares, not presently owned by or on behalf of the Offeror or its affiliates or associates are validly tendered pursuant to the Offer, the Offeror may elect to invoke a statutory right of Compulsory Acquisition in accordance with the provisions of Part 16 of the ABCA. If the Offeror waives the Minimum Condition and acquires less than 90% of the outstanding Pegasus Class A Shares and/or less than 90% of the outstanding Pegasus Class B Shares, the Offeror intends to pursue a Second Stage Transaction to acquire the Pegasus Shares not tendered to the Offeror on such terms and conditions as the Offeror, at the time, believes to be fair to Pegasus and the Shareholders. The timing and details of any such transaction will necessarily depend upon a variety of factors, including the number of Pegasus Shares acquired pursuant to the Offer. See Section 12 of the Offer to Purchase, "Acquisition of Pegasus Shares Not Deposited".

Plans for Pegasus

If the Offeror acquires at least the Minimum Required Shares pursuant to the Offer, the board of directors of Pegasus will be reconstituted through resignations tendered by the existing directors of Pegasus and its subsidiaries and the appointment of nominees of Harvest in their stead. In that regard, Pegasus has agreed in the Acquisition Agreement to assist Harvest in securing the resignations of all directors and officers of Pegasus and its subsidiaries and to cause the election of nominees of Harvest to fill the vacancies so created by such resignations in such a manner that Harvest’s management will assume responsibility for the day to day operations of Pegasus immediately upon obtaining the Minimum Required Shares pursuant to the Offer. Pegasus will be managed as a separate entity until such time that it can be amalgamated or wound-up into the Offeror or one or more of its affiliates.

7.	ARRANGEMENTS BETWEEN THE OFFEROR AND THE DIRECTORS AND OFFICERS OF PEGASUS

Except as described below, there are no agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or officers of Pegasus and no payments or other benefits are proposed to be made or given to such directors or officers by way of compensation for loss of office or to such directors or officers for remaining in or retiring from office if the Offer is successful.

Pre-Tender Agreements

Harvest has entered into the Pre-Tender Agreements pursuant to which all of the directors and officers of Pegasus have agreed to tender pursuant to the Offer and not withdraw, except in certain limited circumstances: (i) the Pegasus Class A Shares beneficially owned by them and all Pegasus Class A Shares they may acquire before the Expiry Time pursuant to the exercise of Pegasus Options, representing an aggregate of 5,894,218 Pegasus Class A Shares or approximately 17.0% of the currently issued and outstanding Pegasus Class A Shares (calculated on a diluted basis); and (ii) the Pegasus Class B Shares beneficially owned by them, representing an aggregate of 175,060Pegasus Class B Shares or approximately 17.3% of the currently issued and outstanding Pegasus Class B Shares.

Each Tendering Securityholder is entitled to withdraw all of the Pegasus Shares deposited pursuant to the Offer upon the earlier occurrence of: (i) the termination of his or her respective Pre-Tender Agreement, (ii) the termination of the Acquisition Agreement, and (iii) the Expiry Time. The Pre-Tender Agreements do not restrict or limit the actions of any director or officer required to be taken in the discharge of his fiduciary duties as a director or officer of Pegasus.

Arrangements with Officers and Employees

Pegasus has entered into severance agreements with each of its senior officers pursuant to which, in the event that a change of control of Pegasus occurs and the officer is not employed by the entity acquiring control of Pegasus at levels of compensation and responsibility commensurate with the compensation and responsibility of the officer as at the date of the change of control, the officer may elect to terminate his employment at any time within six months of the change of control and shall, upon such termination, be entitled to receive a cash payment equal to 115% of the greater of $110,000 and 12 months annual salary of the officer.

Pursuant to the Acquisition Agreement, Pegasus and Harvest have agreed that, immediately prior to the Expiry Time, Pegasus will transfer the Casing Inventory to or for the benefit of the employees and officers of Pegasus in consideration for such employees and officers reducing the aggregate severance amounts to which they are entitled by an amount equal to the fair market value of the Casing Inventory. Based upon the assessment of an independent third party valuator, an independent committee of the board of directors of Pegasus consisting of James Pasieka, Vincent Chahley and Claudio Ghersinich has determined the fair market value of the Casing Inventory to be approximately $541,500. The independent committee determined that the disposition of the Casing Inventory will be exempt from the collateral benefits prohibitions of applicable securities laws because the benefit is received by the officers and employees in their capacity as employees of Pegasus and the value of the severance obligation foregone by the employees and officers is at least equivalent in value to the fair market value of the Casing Inventory.

If completed, the Offer will result in a change of control of Pegasus for the purposes of the severance agreements and, assuming none of the officers are employed by Harvest following completion of the Offer, it is estimated that the officers of Pegasus will be entitled to severance payments in the amount of $759,000, of which $398,400 will be payable in cash and $360,600 will be comprised of the value of the Casing Inventory. In addition, each employee of Pegasus will be entitled to change of control payments (assuming they are not retained by Harvest) in the aggregate amount of $380,765, of which $199,865 will be payable in cash and $180,900 will be comprised of the value of the Casing Inventory.

8.	ARRANGEMENTS BETWEEN THE OFFEROR AND SECURITYHOLDERS OF PEGASUS

Other than the Pre-Tender Agreements entered into with the Tendering Securityholders, which includes all of the directors and officers of Pegasus and the arrangement with respect to severance obligation and the Casing Inventory Disposition, all as described in Section 7 of the Circular "Arrangements Between the Offeror and the Directors and Officers of Pegasus", there are no agreements, commitments or understandings made or proposed to be made between the Offeror and securityholders of Pegasus relating to the Offer.

9.	OWNERSHIP OF SECURITIES OF PEGASUS

Neither the Offeror nor the Trust, nor any director or officer of the Offeror or HOC, nor, to the knowledge of the Offeror and the Trust after reasonable enquiry, any associate or affiliate of any insider of the Offeror or the Trust, any insider of the Offeror or the Trust other than a director or officer of the Offeror, or any person acting jointly or in concert with the Offeror or the Trust in respect of the Offer, beneficially owns or exercises control or direction over, any securities of Pegasus except for John Zahary, the President and Chief Executive Officer of the Offeror and HOC and a director of the Offeror and HOC, who owns 13,220 Pegasus Class B Shares or approximately 1.31% of the currently issued and outstanding Pegasus Class B Shares, William Friley, a director of HOC, who owns 10,000 Pegasus Class A Shares or approximately 0.03% of the currently issued and outstanding Pegasus Class A Shares and 2,300 Pegasus Class B Shares or approximately 0.23% of the currently issued and outstanding Pegasus Class B Shares, and John Brussa, a director of HOC, who owns 28,745 Pegasus Class A Shares or approximately 0.08% of the currently issued and outstanding Pegasus Class A Shares.

10.	TRADING IN SECURITIES OF PEGASUS

To the knowledge of the Offeror and the Trust, after reasonable enquiry,during the six month period preceding the date of the Offer, no securities of Pegasus have been purchased or sold by the Offeror or the Trust, any director or officer of the Offeror or HOC, any associate or affiliate of an insider of the Offeror or the Trust, any insider of the Offeror or the Trust other than a director or officer of the Offeror, or any person acting jointly or in concert with the Offeror of the Trust in respect of the Offer.

11.	COMMITMENTS TO ACQUIRE SECURITIES OF PEGASUS

Except in respect of the Offer, the Acquisition Agreement and the Pre-Tender Agreements, neither the Offeror nor the Trust, nor any director or officer of the Offeror or HOC, nor, to the knowledge of the Offeror and the Trust after reasonable enquiry, any associate or affiliate of an insider of the Offeror or the Trust, any insider of the Offeror or the Trust other than a director or officer of the Offeror, or any person acting jointly or in concert with the Offeror or the Trust in respect of the Offer, has any agreement, commitment or understanding to acquire securities of Pegasus.

12.	ARRANGEMENTS WITH OR RELATING TO PEGASUS

Other than the Acquisition Agreement, there are no agreements, commitments or understandings made between Harvest and Pegasus relating to the Offer and there are no other agreements, commitments or understandings of which the Offeror is aware that could affect control of Pegasus that Harvest has access to and that can reasonably be regarded as material to a securityholder of Pegasus in deciding whether to deposit Pegasus Shares under the Offer.

13.	EFFECT OF THE OFFER ON MARKET AND LISTING

The purchase of the Pegasus Shares by Harvest pursuant to the Offer will reduce the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Pegasus Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Pegasus Shares held by Shareholders other than Harvest. After the purchase of Pegasus Shares under the Offer, Pegasus may cease to be subject to the financial reporting and proxy solicitation requirements of the ABCA and applicable Securities Laws.

The rules and regulations of the TSXV establish certain criteria which, if not met, could lead to the delisting of the Pegasus Shares from such exchange. Among such criteria are the number of Shareholders, the number of Pegasus Shares publicly held and the aggregate market value of the Pegasus Shares publicly held. Depending on the number of Pegasus Shares purchased pursuant to the Offer, it is possible that the Pegasus Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Pegasus Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Pegasus Shares. It is the intention of Harvest to apply to delist the Pegasus Shares from the TSXV as soon as practicable after completion of the Offer, any compulsory acquisition or any Second Stage Transaction.

If the Pegasus Shares are delisted, it is possible that such shares would be traded in the over the counter market and that price quotations for those shares would be reported through the Canadian over the counter automated trading system. The extent of the public market for the shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

14.	OTHER MATERIAL FACTS

The Offeror is not aware of any material facts concerning the securities of Pegasus or any other matters not disclosed in the Offer to Purchase or Circular that have not previously been generally disclosed that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

15.	ACCEPTANCE OF THE OFFER

With the exception of those Tendering Securityholders who have entered into the Pre-Tender Agreements, the Offeror has no knowledge of whether any Shareholders will accept the Offer. See Section 7 and Section 8 of the Circular, "Arrangements Between the Offeror and the Directors and Officers of Pegasus" and "Arrangements Between the Offeror and Securityholders of Pegasus".

16.	REGULATORY MATTERS

Competition Act

Under the Competition Act, the acquisition of voting shares of a corporation that carries on an operating business in Canada may require pre-merger notification if certain size of parties and size of transaction thresholds are exceeded. If the transaction thresholds are exceeded (a "notifiable transaction"), certain prescribed information must be provided to the Commissioner under Part IX of the Competition Act and the transaction may not be completed until the expiry, waiver or termination of the applicable waiting period. Where a notification is made, the waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that she requires additional information that is relevant to the Commissioner’s assessment of the transaction (a "Supplementary Information Request"). If the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time.

Where a transaction does not raise substantive issues under the Competition Act, the Commissioner may, upon application by a party to the notifiable transaction, issue an ARC in respect of the transaction. Where an ARC is issued, the parties to the transaction are not required to file a pre-merger notification. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

For requests for an ARC, the length of the Commissioner's review of a transaction will depend on whether the transaction is classified by the Commissioner as non-complex, complex or very complex. Under the Competition Act, the Commissioner may decide to challenge the transaction or prevent its closing if he or she is of the view that the transaction will, or is likely to, prevent or lessen competition substantially.

The acquisition of the Pegasus Shares by the Offeror is subject to pre-merger notification under the Competition Act. The Offeror intends to apply for an ARC in respect of the Offer and file the prescribed information for a notification if required to do so. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that all requisite governmental and regulatory approvals, orders, rulings, exemptions and consents including those under the Competition Act shall have been obtained on terms and conditions satisfactory to the Offeror, acting reasonably. See Section 4 of the Offer to Purchase, "Conditions of the Offer".

Based on information available to it, the Offeror is of the view that the Offer can be effected in compliance with Canadian competition laws. However, there can be no assurance that a challenge to the completion of the Offer on competition law grounds will not be made or that, if such a challenge were made, the Offeror would prevail or would not be required to accept certain adverse conditions in order to complete the Offer.

Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)

The Offeror has determined that it is not required to make any filings or notifications under the Hart Scott Rodino Antitrust Improvements Act of 1976 (United States).

17.	CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of Macleod Dixon LLP, counsel to the Offeror, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of a Pegasus Share pursuant to the Offer or pursuant to the transactions described in Section 12 of the Offer to Purchase, "Acquisition of Pegasus Shares Not Deposited". This summary is generally applicable to a Shareholder who, for purposes of the Tax Act, holds the Pegasus Shares and will hold the Trust Units as capital property and deals at arm's length with, and is not affiliated with, the Trust or the Offeror at all times up to and including the completion of the Offer.

Generally speaking, the Pegasus Shares and Trust Units will be considered to be capital property to a holder provided the holder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Pegasus Shares or Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a holder of an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a holder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Trust Units.

This summary is based upon the current provisions of the Tax Act and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency. This summary takes into account all proposed amendments to the Tax Act publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in their present form. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may vary significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own independent tax advisors for advice with respect to the income tax consequences to them of disposing of their Pegasus Shares having regard to their own particular circumstances.

Shareholders Resident in Canada

This portion of the summary is applicable only to Shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act.

Accepting the Offer

A Shareholder who sells the holder's Pegasus Shares under the Offer will recognize a capital gain (or capital loss) in respect of the disposition of the Pegasus Shares equal to the amount by which the proceeds of disposition (being the fair market value of the Trust Units so received) exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of the Pegasus Shares, as the case may be, and any reasonable costs of disposition. The cost to the Shareholder of the Trust Units so received will be equal to the fair market value thereof at the time of receipt. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Shareholder to determine the adjusted cost base of each Harvest Unit held.

A Shareholder will be required to include in income for the taxation year in which the disposition occurs one-half of any capital gains ("taxable capital gains"). One-half of the amount of any capital losses ("allowable capital losses") must generally be used to offset taxable capital gains in the year the allowable capital losses are sustained. To the extent that the holder's allowable capital losses exceed the holder's taxable capital gains for the year, the excess may be carried over and applied against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year to the extent and under the circumstances described in the Tax Act.

In addition, where a Shareholder is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of its Pegasus Shares may be reduced by the amount of dividends previously received or deemed to be received on the Pegasus Shares to the extent and under the circumstances described in the Tax Act. Similar rules apply where the Shareholder is a partnership or trust with corporate partners or beneficiaries.

A Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Subsequent Transactions

As described in Section 12 of the Offer to Purchase, "Acquisition of Pegasus Shares Not Deposited", the Offeror may acquire Pegasus Shares not deposited under the Offer pursuant to statutory rights of purchase under the ABCA. If, in the course of any such purchase by the Offeror, a Shareholder's Pegasus Shares are exchanged solely for Trust Units, the tax consequences to a Shareholder would be the same as described above. If, in the course of any such purchase by the Offeror, a Shareholder demands payment of the fair value of the Shareholder's Pegasus Shares, the Shareholder would recognize a capital gain (or a capital loss) to the extent that the proceeds of disposition received for such Pegasus Shares (other than in respect of interest awarded by a court), net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Pegasus Shares disposed of. Any interest awarded to a Shareholder by a court must be included in computing such Shareholder's income for the purposes of the Tax Act.

If the Compulsory Acquisition provisions are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Pegasus Shares. The tax consequences to a Shareholder of a Second Stage Transaction will depend on the exact manner in which the Second Stage Transaction is carried out and may be substantially the same or materially different than the tax consequences described above for a Shareholder who disposes of its Pegasus Shares under the Offer. A Shareholder may realize a capital gain (or loss) and/or a deemed dividend depending upon the precise nature of the Second Stage Transaction. As of the date hereof, the Offeror can not reasonably determine the exact manner in which a Second Stage Transaction may be carried out. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Pegasus Shares acquired pursuant to a Second Stage Transaction.

Taxation of Trust Units

Subject to the SIFT Rules, each Unitholder that is a resident of Canada for purposes of the Tax Act is required to include in computing income for a particular taxation year the portion of the net income of the Trust, including net taxable capital gains, that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Trust Units will generally be considered to be income from property and not resource income (or "resource profits") for purposes of the Tax Act. If appropriate designations are made by the Trust, such portion of the net taxable gains of the Trust and any taxable dividends received from taxable Canadian corporations as are paid or become payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of a Unitholder.

Once the Trust becomes subject to the SIFT Rules (which is anticipated to be, subject to the Trust exceeding any "normal growth", deferred until January 1, 2011), taxable distributions from the Trust received by holders and paid from the Trust's after tax income will generally be deemed to be received by the Unitholder as a taxable dividend from a taxable Canadian corporation.

Such dividend will be subject to the gross-up and dividend tax credit provisions in respect of Unitholders that are individuals. Under the SIFT Rules, the dividends deemed to be paid by the Trust will be deemed to be "eligible dividends" and individual Unitholders would therefore benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act. Such dividends received by corporations resident in Canada will generally be eligible for a deduction on the full dividends received and potentially subject to a 33 1/3 % refundable tax under Part IV of the Tax Act.

Trust Units issued to a Unitholder in lieu of a cash distribution will have a cost equal to the fair market value of such units and will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Trust Unit. Any amounts paid or payable by the Trust to a Unitholder in excess of the Unitholder's share of the income of the Trust and the non-taxable portion of capital gains made payable to Unitholders in the year will generally not be included in the income of the Unitholder but will reduce the adjusted cost base of such Unitholder's Trust Units. To the extent that the adjusted cost base to a holder of a Trust Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises. The non-taxable portion of capital gains of the Trust that is paid or made payable to the Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base to the Unitholder of the Trust Units.

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Trust Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Trust Unit will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Trust Unit must be deducted against taxable capital gains realized by the Unitholder in the year of disposition, and may be deducted in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to minimum tax depending on such Unitholder's circumstances. A Unitholder that throughout the relevant year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

A redemption of Trust Units in consideration for cash, notes or redemption notes, as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to the amount of such cash or the fair market value of such notes or redemption notes, as the case may be, less any portion thereof that is considered to be a distribution out of the income of the Trust. Redeeming Unitholders will consequently recognize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Trust Units so redeemed. The receipt of notes or redemption notes in substitution for Trust Units may result in a change in the income tax characterization of distributions. Holders of notes or redemption notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the notes or redemption notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution less, in the case of notes, any accrued interest thereon. Unitholders should consult with their own tax advisors as to the consequences of receiving notes or redemption notes on a redemption.

Shareholders Not Resident in Canada

In addition to the comments set out above, the following applies to Shareholders who, for the purposes of the Tax Act, have not been resident in Canada at any time while they held their Pegasus Shares and at all relevant times, does not carry on an insurance business in Canada and who does not use or hold and are not deemed under the Tax Act to use or hold their Pegasus Shares or Trust Units in or in the course of carrying on a business in Canada (referred to hereafter as "Non-Residents").

Accepting the Offer

Where a Non-Resident Shareholder receives Trust Units pursuant to the Offer, the disposition of Pegasus Shares by the Non-Resident Shareholder will generally not give rise to any capital gains subject to tax under the Tax Act provided that the Trust Units held by the Non-Resident Shareholder are not "taxable Canadian property" for the purposes of the Tax Act. Trust Units will not constitute taxable Canadian property to a Non-Resident Pegasus Shareholder unless: (i) the Shareholder holds or uses, or is deemed to hold or use the Pegasus Shares in the course of carrying on business in Canada; (ii) the Pegasus Shares are "designated insurance property" of the Shareholder as defined for purposes of the Tax Act; or (iii) at any time during the period of five years immediately preceding the disposition of the Pegasus Shares the Shareholder or persons with whom the Shareholder did not deal at arm's length or any combination thereof, held more than 25% of the issued shares any class of the capital stock of Pegasus or, either alone or together persons with whom the Shareholder did not deal at arm's length, held options or rights to acquire more than 25% of the issued shares any class of the capital stock of Pegasus.

Non-Resident Shareholders may be exempted from taxation in Canada on gains to the extent that they can avail themselves of the provisions of a bilateral tax treaty between Canada and their jurisdiction of residence. However, the Canada-United States Income Tax Convention (the "Convention") would not provide such an exemption for a Non-Resident Shareholder who is entitled to the benefits of the Convention.

Subsequent Transactions

The consequences under the Tax Act to a Non-Resident Shareholder of any Compulsory Acquisition or Second Stage Transaction would depend upon the nature of the transaction but would generally be the same as those described above with respect to Shareholders that are resident in Canada except that: any dividend payable to a Non-Resident Shareholder would be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced under the provisions of an applicable tax treaty; and generally, any interest awarded by a court would not be subject to taxation in Canada.

To the extent that a Compulsory Acquisition or a Second Stage Transaction is proposed by the Offeror, Non-Resident Shareholders are urged to consult their own professional advisors to determine the consequences to them of the transaction.

Taxation of Trust Units

Subject to the SIFT Rules, any distribution of income of the Trust to a Non-Resident Unitholder will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. Based on representations from HOC, Counsel is of the opinion that a Trust Unit is a Canadian property mutual fund investment, and therefore, the Trust is also obligated to withhold on all distributions to Non-Residents in excess of the Unitholder's share of the income of the Trust at the rate of 15%. Where a Non-Resident sustains a capital loss on a disposition of Trust Units (or other properties that qualify as a Canadian property mutual fund investment) such loss may be utilized to reduce or recover the Non-Resident's tax liability in respect of such distributions in limited circumstances as provided in the Tax Act.

Pursuant to the SIFT Rules, amounts in respect of Trust income payable to Unitholders that are not deductible to the Trust as a result of the Trust being characterized as a SIFT trust will be treated as dividends payable to the Unitholders. Under existing law, dividends paid to a Non-Resident will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A taxable Unitholder resident in the United States who is entitled to claim the benefit of the Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend.

A disposition or deemed disposition of a Trust Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident provided that the Trust Units are not "taxable Canadian property" of the holder for the purposes of the Tax Act. Trust Units will not be considered taxable Canadian property to such a holder unless: (a) the holder holds or uses, or is deemed to hold or use the Trust Units in the course of carrying on business in Canada; (b) the Trust Units are "designated insurance property" of the holder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Trust Units the holder or persons with whom the holder did not deal at arm's length or any combination thereof, held 25% or more of the issued Trust Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Interest paid or credited on notes to a Non-Resident Unitholder who receives notes or redemption notes on a redemption of Trust Units will not be subject to Canadian withholding tax.

Status of the Trust

Counsel has been advised that the Trust is and will qualify as a "mutual fund trust" as defined by the Tax Act at all relevant times. This summary assumes that the Trust will continue to qualify as a mutual fund trust thereafter for the duration of its existence. The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence.

Should the Trust not qualify as a mutual fund trust, the income tax considerations applicable to the Trust and to holders of Trust Units would in some respects be materially different than those described in this summary.

SIFT Rules

On October 31, 2006, the federal Minister of Finance ("Finance") announced proposed changes to the manner in which certain flow-through entities ("SIFT") and the distributions from such entities are taxed. Bill C-52 which received Royal Assent on June 22, 2007 and certain amendments thereto contained legislation implementing these proposals (the "SIFT Rules"). No assurance can be given that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects the Trust and the Unitholders.

The SIFT Rules apply a tax on certain income earned by a SIFT and change the tax status of taxable distributions received by investors from such entities to taxable dividends. The Trust constitutes a SIFT and, as a result, the Trust and its Unitholders will be subject to the SIFT Rules.

Generally, there is a four year transition period for an existing SIFT, such as a Trust, and the SIFT Rules will not apply until 2011. However, the SIFT Rules indicate that there are circumstances under which an existing SIFT may lose its transitional relief, including where the "normal growth" of a SIFT existing on October 31, 2006 is exceeded. On December 15, 2006, Finance issued guidelines ("Guidelines"), which established objective tests with respect to how much existing SIFTS are permitted to grow without jeopardizing their transitional relief. The Guidelines indicated that no change will be recommended to the 2011 date in respect of any existing SIFT whose equity capital grows as a result of issuances of new equity (which includes units, debt that is convertible into units, and potentially other substitutes for such equity), before 2011, by an annual amount that does not exceed the greater of $50 million and an objective "safe harbour" amount based on a percentage of the SIFT's market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of a SIFT's issued and outstanding publicly-traded units, not including debt, options or other interests that were convertible into units of the SIFT). The Guidelines provide that replacing debt that was outstanding on October 31, 2006 with new equity will not be considered growth such that any equity issued for that purpose would not be included in calculating the SIFT's safe harbour. For the period from November 1, 2006 to the end of 2007, the Guidelines originally provided that a SIFT's safe harbour would be 40% of the October 31, 2006 benchmark. For each of the 2008, 2009 and 2010 calendar years, the Guidelines originally provided that a SIFT's safe harbour would be 20% of the October 31, 2006 benchmark. On December 4, 2008, Finance announced changes to the Guidelines to allow a SIFT trust to accelerate the utilization of the SIFT trust's annual safe harbour amount for each of 2009 and 2010 so that the safe harbour amount is available on and after December 4, 2008. This changes does not alter the maximum permitted expansion threshold for a SIFT trust, but it allows a SIFT trust to use its normal growth room remaining as of December 4, 2008 in a single year rather than staging a portion of the normal growth room over the 2009 and 2010 years.

HOC has advised counsel that the Trust's market capitalization, determined in accordance with the Guidelines, was approximately $3.7 billion as at October 31, 2006. HOC has further advised Counsel that the Offer should not cause, by itself, the Trust to be subject to the SIFT Rules prior to 2011. It is therefore assumed, for the purposes of this summary, that the Trust will not be subject to the SIFT Rules until 2011. However, under the SIFT Rules, in the event that the Trust issues additional Trust Units (or other equity substitutes) on or before 2011 in excess of its safe harbour amount, the Trust may become subject to the SIFT Rules prior to 2011. No assurance can be provided that the SIFT Rules will not apply to the Trust prior to 2011.

Taxation of the Trust

The Trust is required to include in its income for each taxation year all partnership income, trust income, net realized taxable capital gains, dividends, accrued interest and amounts accrued in respect of the Trust's net profit interests held by it. The Trust may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of the offerings of its Trust Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense account at the end of that year, prorated for short taxation years.

Subject to the SIFT Rules, to the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. Counsel is advised that the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deductions from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act; however no assurances can be given in this regard.

Once the Trust becomes subject to the SIFT Rules (which is anticipated to be, subject to the Trust exceeding any "normal growth", deferred until January 1, 2011), the Trust will no longer be able to deduct any part of the amounts payable to Unitholders in respect of: (i) income from businesses it carries on in Canada or from its non-portfolio properties (exceeding any losses for the taxation year from businesses or non-portfolio properties), and (ii) taxable capital gains from its dispositions of non-portfolio properties (exceeding its allowable capital losses from the disposition of such properties). A deduction is permitted for dividends received by a SIFT where the dividends could have been deducted if the SIFT were a corporation. "Non-portfolio properties" include: (i) Canadian real and resource properties if the total fair market value of such properties is greater than 50% of the equity value of the SIFT itself, (ii) a property that the SIFT (or a non-arm's length person or partnership) uses in the course of carrying on a business in Canada, and (iii) investments in a subject entity that have a fair market value greater than 10% of the subject entity's equity value or a subject entity where the SIFT holds securities of it or its affiliates that have a total fair market value greater than 50% of the equity value of the SIFT. A subject entity includes corporations resident in Canada, trusts resident in Canada, and Canadian resident partnerships. The investments by the Trust in its material subsidiaries will likely be investments in subject entities for this purpose. Income which a SIFT is unable to deduct will be taxed in the SIFT at rates of tax similar to the combined federal and provincial corporate tax rate. The SIFT Rules do not change the tax treatment of distributions that are paid as returns of capital.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Further, it is possible that income received by the Trust will be used to repay the principal amount of any outstanding indebtedness (including the Debentures, notes and any redemption notes). Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income may be payable to holders of Trust Units in the form of additional Trust Units.

18.	DEPOSITARY

The Offeror has engaged Valiant Trust Company to act as Depositary for the receipt of certificates in respect of Pegasus Shares and related Letter of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary has also been engaged to make the payments for Pegasus Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Depositary at its address shown on the last page of this document.

19.	INFORMATION AGENT

Georgeson Shareholder Communications Canada, Inc. has been retained as the Information Agent for the Offer by Pegasus. The Information Agent and/or the Depositary may contact Pegasus Shareholders by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Pegasus Shares. Questions and requests for assistance may be directed to the Information Agent at the contact number listed on the back cover of this document. The Information Agent will receive reasonable and customary compensation from Pegasus for their services in connection with the Offer, and will be reimbursed for certain out-of-pocket expenses and indemnified against certain liabilities that may arise out of the performance of its obligations as Information Agent in respect of the Offer.

In addition to the Information Agent, the Offeror may choose to engage a registered dealer as a dealer manager for the Offer and/or to form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and the TSXV to solicit acceptances of the Offer from persons resident in Canada. If the Offeror chooses to engage a dealer manager and/or to form a soliciting dealer group, then the Offeror expects that it will pay the dealer manager and/or members of the soliciting dealer group customary solicitation fees. The Offeror expects that if a dealer manager is engaged and/or a soliciting dealer group is formed, then the Offeror will provide notice of such event by press release and/or such other means as the Offeror may determine. Investment advisors or registered representatives employed by soliciting dealers, if any, may solicit their clients to tender their Pegasus Shares to the Offer. Soliciting dealers may pay an investment advisor or registered representative a portion of the solicitation fee, if any, for each Pegasus Share tendered to the Offer by clients of or served by the investment advisor or registered representative.

20.	LEGAL MATTERS

Legal matters on behalf of the Offeror will be passed upon by Macleod Dixon LLP, Canadian counsel to the Offeror.

21.	STATEMENT OF RIGHTS

Securities legislation in the provinces and territories of Canada provides securityholders of Pegasus with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

22.	APPROVAL OF OFFER AND TAKEOVER BID CIRCULAR

The contents of the Offer to Purchase and Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of the Offeror.

CONSENTS

TO:	The Directors of Harvest Pegasus Inc. and the Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust

We refer to the take-over bid circular dated June 23, 2009 of Harvest Pegasus Inc., an indirect wholly-owned subsidiary of Harvest Energy Trust, relating to the offer to purchase all of the class A shares and class B shares of Pegasus Oil & Gas Inc.

We hereby consent to the use of our opinion contained under "Canadian Federal Income Tax Considerations" in the above mentioned take-over bid circular.

Calgary, Alberta June 23, 2009	(Signed) MACLEOD DIXON LLP

TO:	The Directors of Harvest Pegasus Inc. and the Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust

We refer to the take-over bid circular dated June 23, 2009 of Harvest Pegasus Inc., an indirect wholly-owned subsidiary of Harvest Energy Trust, relating to the offer to purchase all of the class A shares and class B shares of Pegasus Oil & Gas Inc.

We are the financial advisors of Pegasus Oil & Gas Inc. and hereby consent to the reference to our written fairness opinion dated June 23, 2009 and addressed to the board of directors of Pegasus Oil & Gas Inc. in the above mentioned take-over bid circular.

Calgary, Alberta June 23, 2009	(Signed) FIRSTENERGY CAPITAL CORP.

TO:	The Directors of Harvest Pegasus Inc. and the Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust

We refer to the take-over bid circular dated June 23, 2009 of Harvest Pegasus Inc., an indirect wholly-owned subsidiary of Harvest Energy Trust, relating to the offer to purchase all of the class A shares and class B shares of Pegasus Oil & Gas Inc. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned take-over bid circular of our audit report to the unitholders of Harvest Energy Trust on the consolidated balance sheets of Harvest Energy Trust as at December 31, 2008 and 2007 and the consolidated statements of income (loss) and comprehensive income (loss), unitholders' equity and cash flows for the years then ended. Our report is dated March 2, 2009.

Calgary, Alberta June 23, 2009	(Signed) KPMG LLP, CHARTERED ACCOUNTANTS

TO:	The Directors of Harvest Pegasus Inc. and the Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust

We refer to the take-over bid circular dated June 23, 2009 of Harvest Pegasus Inc., an indirect wholly-owned subsidiary of Harvest Energy Trust, relating to the offer to purchase all of the class A shares and class B shares of Pegasus Oil & Gas Inc.

We consent to the incorporation by reference in the above-mentioned take-over bid circular of our report entitled "Harvest Energy Trust, Evaluation of Oil & Gas Reserves, Based on Forecast Prices and Costs, As of December 31, 2008." Our report is dated March 13, 2009.

Calgary, Alberta June 23, 2009	(Signed) MCDANIEL AND ASSOCIATES CONSULTANTS LTD.

TO:	The Directors of Harvest Pegasus Inc. and the Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust

We refer to the take-over bid circular dated June 23, 2009 of Harvest Pegasus Inc., an indirect wholly-owned subsidiary of Harvest Energy Trust, relating to the offer to purchase all of the class A shares and class B shares of Pegasus Oil & Gas Inc.

We consent to the incorporation by reference in the above-mentioned take-over bid circular of our report evaluating the crude oil, natural gas liquids and natural gas reserves attributable to certain properties and related assets of Harvest Energy Trust as at December 31, 2008. Our report is dated March 9, 2009.

Calgary, Alberta June 23, 2009	Signed) GLJ PETROLEUM CONSULTANTS LTD.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: June 23, 2009

HARVEST PEGASUS INC.

(Signed) John E. Zahary President and Chief Executive Officer	(Signed) Robert W. Fotheringham Chief Financial Officer
On behalf of the Board of Directors
(Signed) M. Bruce Chernoff Director	(Signed) John E. Zahary Director

HARVEST ENERGY TRUST

By: HARVEST OPERATIONS CORP.

(Signed) John E. Zahary President and Chief Executive Officer	(Signed) Robert W. Fotheringham Chief Financial Officer
On behalf of the Board of Directors
(Signed) M. Bruce Chernoff Director	(Signed) William D. Robertson Director

Office of the Depositary is:

VALIANT TRUST COMPANY

By Mail, Hand or Courier

Valiant Trust Company

Suite 310, 606 – 4th Street S.W.

Calgary, Alberta

T2P 1T1

Attention: Reorganization Department

Valiant Trust Company

2950, 130 King Street West

Toronto, Ontario

M5X 1A9

Attention: Reorganization Department

Inquiries

Telephone: (403) 233-2801

Toll Free: 1-866-313-1872

Fax: (403) 233-2847

E-Mail: inquiries@valianttrust.com

Any questions and requests for assistance may be directed to the Information Agent

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free Phone: 1-866-717-8279

The instructions accompanying the Letter of Transmittal should be read carefully before completion. The Depositary (see the back page of this document for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

to accompany certificates for Class A Shares of

PEGASUS OIL & GAS INC.

To be deposited pursuant to the Offer dated June 23, 2009 of

HARVEST PEGASUS INC.

a wholly-owned subsidiary of

HARVEST ENERGY TRUST

This letter of transmittal (the "Letter of Transmittal"), properly completed and duly executed, together with all other required documents, must accompany certificates for the class A shares (the "Pegasus Class A Shares") of Pegasus Oil & Gas Inc. ("Pegasus") deposited pursuant to the offer (the "Offer") dated June 23, 2009 made by Harvest Pegasus Inc. (the "Offeror") to purchase the Pegasus Class A Shares and class B shares (the "Pegasus Class B Shares") of Pegasus. The Offer will be open for acceptance until 5:00 p.m. (Calgary time), on July 30, 2009 (the "Expiry Time") unless the Offer is extended or withdrawn. Shareholders who wish to deposit their Pegasus Class B Shares pursuant to the Offer must complete a separate letter of transmittal (which is printed on blue paper) in accordance with the instructions set out therein. Certificates representing Pegasus Class B Shares must not be deposited with this Letter of Transmittal. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time may deposit such Pegasus Class A Shares according to the Procedures for Guaranteed Delivery set forth in Section 3 of the Offer to Purchase. The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer have the respective meanings set out in the Offer.

The completion of the Offer is conditional upon 90% of the Pegasus Class A Shares and Pegasus Class B Shares being tendered to the Offer. In order to tender your shares to the Offer you must complete and return this Letter of Transmittal prior to the Expiry Time of the Offer. If you hold your shares through a broker, trust company or other registered holder (nominee), this letter of transmittal does not need to be completed and you should contact such nominee to provide instructions for the tendering of the shares on your behalf

Please carefully read the instructions set out below before completing this Letter of Transmittal.

TO:	HARVEST PEGASUS INC.
AND TO:	VALIANT TRUST COMPANY, as Depositary

The undersigned delivers to you the enclosed certificate(s) for Pegasus Class A Shares, details of which are as follows:

(see Item 1, 6 and 7 of the Instructions)

Certificate Number	Name in which Registered	Number of Pegasus Class A Shares Deposited (see Item 6 of the Instructions for Partial Tenders)

TOTAL:

(Attach list in the above form, if necessary)

The undersigned:

(a)	acknowledges receipt of the Offer to Purchase and accompanying Circular;
(b)

delivers to you the enclosed certificate(s) representing Pegasus Class A Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Pegasus Class A Shares represented by such certificates (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities, including any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer (collectively, the "Other Securities"), effective on and after the date the Offeror takes up and pays for the Purchased Securities (the "Effective Date");

(c)

represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and any Other Securities and that when the Purchased Securities and any Other Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

(d)	represents and warrants that the undersigned owns the Purchased Securities being deposited within the meaning of applicable securities laws;
(e)	represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws;
(f)	represents and warrants that the jurisdiction of residence of the undersigned is as specified below;
(g)

directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities: (a) to issue or cause to be issued a certificate representing Trust Units to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such certificate representing Trust Units by first class insured mail, postage prepaid, to the address, or to hold the same for pickup, as indicated below; and (b) to return any certificates for Pegasus Class A Shares not purchased under the Offer to the address indicated below in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Pegasus);

(h)

irrevocably constitutes and appoints any officer of the Offeror, and each of them and any other persons designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer, and with respect to any and all Other Securities, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(i)	to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of Shareholders maintained by Pegasus; and
(ii)

except as otherwise may be agreed, to exercise any and all rights of the undersigned, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and/or any Other Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities and/or Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of Pegasus Class A Shares (or adjournment thereof), and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities, any and all cheques or other instruments, respecting any distribution payable to or to the order of such registered holder in respect of the Purchased Securities;

(i)

as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(j)

agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Pegasus and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities and/or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and/or Other Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(k)

agrees, if Pegasus should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Pegasus Class A Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Pegasus of such Pegasus Class A Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and the Offeror may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

(l)

covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and/or Other Securities to the Offeror;

(m)

acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

(n)

by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Pegasus Class A Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice;

(o)

by virtue of the execution of this Letter of Transmittal, hereby releases and forever discharges Harvest Energy Trust and Harvest Pegasus Inc. (and all directors, officers, employees, affiliates, agents and representatives thereof) from any liability in respect of any breach of any of their respective covenants, agreements, representations or warranties under the Acquisition Agreement in all circumstances where, as a result of such breach, Harvest Energy Trust and/or Harvest Pegasus Inc. may be liable to pay a non-completion fee to Pegasus pursuant to the applicable provisions of the Acquisition Agreement, provided that Harvest has paid to Pegasus such amount in accordance with the provisions of the Acquisition Agreement; and

(p)

acknowledges and agrees that: (i) no fractional Trust Units will be issued; (ii) fractional interests will be rounded to the nearest whole number; and (iii) in calculating such fractional interest, all Pegasus Class A Shares held by the undersigned shall be aggregated.

FORM OF PAYMENT

Under the Offer, the undersigned hereby agrees to receive for the Purchased Securities a certificate representing 0.015 Trust Units for each deposited Pegasus Class A Share as per the instructions of the Pegasus Shareholder in this Letter of Transmittal.

BLOCK A ISSUE CERTIFICATE FOR TRUST UNITS IN THE NAME OF (please print or type):	BLOCK B SEND CERTIFICATE FOR TRUST UNITS (UNLESS BLOCK C IS CHECKED) TO (please print or type):
☐ Same address as Block A or to:
(Name)

(Name)

(Street Address and Number)

(City and Province or State)	(Street Address and Number)

(Country and Postal/Zip Code)	(City and Province or State)

(Telephone – Business Hours)	(Country and Postal/Zip Code)

(Social Insurance or Social Security No.)

U.S. holders must provide their Taxpayer
Identification Number ________________

BLOCK C
☐	HOLD CERTIFICATE FOR TRUST UNITS FOR PICKUP AT THE PRINCIPAL OFFICE OF THE DEPOSITARY WHERE THE DEPOSIT OF PEGASUS CLASS A SHARES WAS MADE

BLOCK D DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY (see Item 2 of the Instructions)
☐

CHECK HERE IF PEGASUS CLASS A SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE CALGARY, ALBERTA OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Name of Institution which Guaranteed Delivery:

BLOCK E
IF THE OFFEROR DOES NOT TAKE UP AND PAY UNDER THE OFFER, PLEASE RETURN CERTIFICATE(S) FOR PEGASUS CLASS A SHARES TO: (please print or type)	IN THE CASE OF A PARTIAL TENDER (SEE INSTRUCTION 6) NEW CERTIFICATE(S) FOR PEGASUS CLASS A SHARES ARE TO BE ISSUED AS ONE CERTIFICATE OR:
☐ same address as Block A or:	☐ in the following denominations (please print or type):

(Name)

AND DELIVERED TO:
(Street Address and Number)
☐ Same address as Block A

(City and Province or State)	☐ Same address as Block B

(Country and Postal (Zip) Code)

BLOCK F Indicate whether you are a U.S. holder or are acting on behalf of a U.S. holder

☐	The owner signing below represents that it is not a U.S. holder and is not acting on behalf of a U.S. holder.

☐	The owner signing below is a U.S. holder or is acting on behalf of a U.S. holder.
See Instruction 9 for who is a U.S. holder and for additional information relating to U.S. holders.

Signature guaranteed by (if required under Instruction 4):	Dated: _____________________________, 2009.

Authorized Signature	Signature of Shareholder or Authorized Representative (see Instruction 5)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)	Address (please print or type)

Area Code & Telephone Number during Business Hours:
( )

INSTRUCTIONS

1.	Use of Letter of Transmittal.
(a)

This Letter of Transmittal together with accompanying certificates representing the Purchased Securities must be received by the Depositary at the office specified below prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Pegasus Class A Shares is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, at the office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Pegasus Class A Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Pegasus Class A Shares.

2.

Procedures for Guaranteed Delivery. If a Shareholder wishes to deposit Pegasus Class A Shares pursuant to the Offer and (i) the certificate(s) representing such Pegasus Class A Shares are not immediately available, or (ii) the certificate(s) representing such Pegasus Class A Shares and all other required documents cannot be delivered to the Depositary prior to the Expiry Time, such Pegasus Class A Shares may nevertheless be deposited provided that all of the following conditions are met:

(a)	such a deposit is made by or through an Eligible Institution (as defined below);
(b)

a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal or a manually signed facsimile thereof is received by the Depositary at its office in Calgary, Alberta as set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time; and

(c)

the certificates representing the Pegasus Class A Shares in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, must be received by the Depositary at its office in Calgary, Alberta as set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Time.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States).

3.

Signatures. This Letter of Transmittal must be completed and signed by the Shareholder accepting the Offer or by such Shareholder's duly authorized representative (in accordance with paragraph 5 below).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if cheque(s) are to be issued to a person other than the registered holder(s):

(i)	such deposited certificate(s) must be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and
(ii)

the signature(s) on such power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in instruction 4 below.

4.

Guarantee of Signatures. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities, if the cheque(s) are to be issued to a person other than such registered owner(s), or if Purchased Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Pegasus, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.

Fiduciaries, Representatives and Authorizations. Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary at its discretion, may require additional evidence of authority or additional documentation.

6.

Partial Tenders. If less than the total number of Pegasus Class A Shares evidenced by any certificate submitted is to be deposited, fill in the number of Pegasus Class A Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Pegasus Class A Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Pegasus Class A Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.	Miscellaneous.
(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Securities, additional certificate numbers and number of Purchased Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Purchased Securities are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.
(c)

No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal, waive any right to receive any notice of acceptance of the Purchased Securities for payment.

(d)

The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the Shareholder covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)

Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its office at the address listed on the last page of this document.

8.

Commissions and Stock Transfer Taxes. No brokerage fees or commissions will be payable if the Offer is accepted by depositing Pegasus Class A Shares directly with the Depositary. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Purchased Securities to it or its order by the registered owner pursuant to the Offer. If, however, cheques to be received pursuant to the Offer are to be issued to, or if the certificates for Purchased Securities not deposited or purchased are to be registered in the name of, any person other than the registered owner, or if certificates for Purchased Securities are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person will be payable by the seller which may include a deduction from the purchase price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

9.

Important Tax Information for Pegasus Class A Shareholders.  Under current U.S. federal income tax law, the Depositary may be required under the backup withholding rules to withhold a portion of the amount of any consideration transferred to U.S. holders (as defined below) that hold Pegasus Class A Shares. To prevent backup withholding, you are required, if you are a U.S. holder, to notify the Depositary of your current U.S. taxpayer identification number, or TIN (or the TIN of the person on whose behalf you are acting), by completing the Substitute Form W-9 (which is provided herein) as described below.

Failure to complete the Substitute Form W-9 will not, by itself, cause Pegasus Class A Shares to be deemed invalidly deposited, but may require the Depositary to withhold a portion of any consideration transferred to U.S. holders, as discussed above. Backup withholding is not an additional tax. Amounts withheld are creditable against the U.S. holder’s U.S. federal income tax liability, and any amount overwithheld generally will be refundable to the U.S. holder if the U.S. holder timely files an appropriate claim for refund with the IRS. Failure to provide the required information on the Substitute Form W-9 may subject the depositing U.S. holder to a U.S. $50 penalty imposed by the IRS. More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

Holders of Pegasus Class A Shares are urged to consult their own tax advisors to determine whether such shareholders are required to furnish an IRS Form W-9, are exempt from backup withholding and information reporting, or are required to furnish any other appropriate form.

You are a “U.S. holder” if you are the beneficial owner of Pegasus Class A Shares and you are (1) a citizen or resident of the United States (including a U.S. resident alien) as determined for U.S. federal income tax purposes, (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States (or any state thereof, including the District of Columbia), (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust (or certain other electing trusts).

Each depositing U.S. holder is required to provide a correct TIN and certain other information on the Substitute Form W-9 and to certify that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that (a) the U.S. holder is an exempt recipient, (b) the U.S. holder has not been notified by the IRS that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified the U.S. holder that the U.S. holder is no longer subject to backup withholding.

The TIN is generally the U.S. holder’s U.S. Social Security number or the U.S. federal employer identification number. The U.S. holder is required to furnish the TIN of the registered owner of the Pegasus Class A Shares. The enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” explain the proper certification to use if the Pegasus Class A Shares are registered in more than one name or are not registered in the name of the actual owner. The U.S. holder may write “Applied For” on the Substitute Form W-9 if the depositing U.S. holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. holder writes “Applied For” on the TIN line of the Substitute Form W-9 and does not provide a TIN by the time of receipt of the consideration transferred, such U.S. holder may be subject to backup withholding. Certain U.S. holders are not subject to these backup withholding and reporting requirements. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional instructions.

IRS Circular 230 disclosure: To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written by us to be relied upon, and cannot be relied upon by the shareholders, for the purpose of avoiding penalties that may be imposed on stockholders under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) each shareholders should seek advice based on its particular circumstances from an independent tax advisor.

FAILURE TO COMPLETE AND RETURN THE SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF A PORTION OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” FOR ADDITIONAL DETAILS.

10.

Lost Certificates. If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

REQUESTOR’S NAME: VALIANT TRUST COMPANY
SUBSTITUTE
Name (as shown on your income tax return)
Form W-9	Business Name, if different from above
Department of the Treasury Internal Revenue Service	Check appropriate box: ☐ Individual/Sole proprietor ☐ Corporation ☐ Partnership ☐ Other
Payer’s Request for Taxpayer Identification Number (“TIN”) and Certification	Address City, state, and ZIP code

	Part 1 — Taxpayer Identification Number — Please provide your TIN in the box at right and certify by signing and dating below. If awaiting TIN, write “Applied For.”	Social Security Number OR Employer Identification Number

PART 2 — For Payees Exempt from Backup Withholding — Check the box if you are NOT subject to backup withholding ☐

PART 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me),

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions. — You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. However, if after being notified by the IRS stating that you were subject to backup withholding you received another notification from the IRS stating you are no longer subject to backup withholding, do not cross out item 2.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

SIGNATURE	DATE

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 28% of all reportable payments made to me will be withheld.

Signature	Date, 2009

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines For Determining the Proper Identification Number to Give the Payer — Social Security Numbers (“SSNs”) have nine digits separated by two hyphens: i.e., 000-00-0000. Employer Identification Numbers (“EINs”) have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “section” references are to the Code.

GIVE THE NAME AND SOCIAL SECURITY NUMBER or
For this type of account:		EMPLOYER IDENTIFICATION NUMBER of —
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship or single-owner LLC	The owner(3)
6.	Disregarded entity not owned by an individual	The owner

GIVE THE NAME AND EMPLOYER
For this type of account:		IDENTIFICATION NUMBER of —
7.	A valid trust, estate, or pension trust	Legal entity(4)
8.	Corporation or LLC electing corporate status on Form 8832	The corporation
9.	Association, club, religious, charitable, educational or other tax-exempt organization	The organization
10.	Partnership or multi-member LLC	The partnership or LLC
11.	A broker or registered nominee	The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose SSN you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s SSN.
(3)

You must show your individual name and you may also enter your business or “doing business as” name. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the Internal Revenue Service encourages you to use your SSN.

(4)

List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the Taxpayer Identification Number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

NOTE: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Purpose of Form

A person who is required to file an information return with the Internal Revenue Service (the “IRS”) must get your correct Taxpayer Identification Number (“TIN”) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an individual retirement account. Use Substitute Form W-9 to give your correct TIN to the requester (the person requesting your TIN) and, when applicable, (1) to certify the TIN you are giving is correct (or you are waiting for a number to be issued), (2) to certify you are not subject to backup withholding, or (3) to claim exemption from backup withholding if you are an exempt payee. The TIN provided must match the name given on the Substitute Form W-9.

How to Get a TIN

If you do not have a TIN, apply for one immediately. To apply for an SSN, obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form on-line at www.ssa.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Related Topics. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS web site at www.irs.gov.

If you do not have a TIN, write “Applied For” in Part 1, sign and date the form, and give it to the payer. For interest and dividend payments and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the payer. If the payer does not receive your TIN within 60 days, backup withholding, if applicable, will begin and continue until you furnish your TIN.

Note: Writing “Applied For” on the form means that you have already applied for a TIN OR that you intend to apply for one soon. As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form, and give it to the payer.

CAUTION:  A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Payees Exempt from Backup Withholding

Individuals (including sole proprietors) are NOT exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note: If you are exempt from backup withholding, you should still complete Substitute Form W-9 to avoid possible erroneous backup withholding. If you are exempt, enter your correct TIN in Part 1, check the “Exempt” box in Part 2, and sign and date the form.

The following is a list of payees that may be exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except for those listed in item (9). For broker transactions, payees listed in (1) through (13) and any person registered under the Investment Advisers Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7). However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: (i) medical and health care payments, (ii) attorneys’ fees, and (iii) payments for services paid by a federal executive agency. Only payees described in items (1) through (5) are exempt from backup withholding for barter exchange transactions and patronage dividends.

(1)

An organization exempt from tax under section 501(a), or an individual retirement plan (“IRA”), or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).

(2)	The United States or any of its agencies or instrumentalities.

(3)	A state, the District of Columbia, a possession of the United States, or any of their subdivisions or instrumentalities.

(4)	A foreign government, a political subdivision of a foreign government, or any of their agencies or instrumentalities.

(5)	An international organization or any of its agencies or instrumentalities.

(6)	A corporation.

(7)	A foreign central bank of issue.

(8)	A dealer in securities or commodities registered in the United States, the District of Columbia, or a possession of the United States.

(9)	A futures commission merchant registered with the Commodity Futures Trading Commission.

(10)	A real estate investment trust.

(11)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12)	A common trust fund operated by a bank under section 584(a).

(13)	A financial institution.

(14)	A middleman known in the investment community as a nominee or custodian.

(15)	An exempt charitable remainder trust, or a non-exempt trust described in section 4947.

Exempt payees that are U.S. holders described above should provide Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE “EXEMPT” BOX IN PART 2 ON THE FACE OF THE FORM IN THE SPACE PROVIDED, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Certain payments that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N, and their regulations.

Privacy Act Notice.  Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to federal and state agencies to enforce federal nontax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to a payer. The penalties described below may also apply.

Penalties

Failure to Furnish TIN.  If you fail to furnish your correct TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil Penalty for False Information With Respect to Withholding.  If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

Criminal Penalty for Falsifying Information.  Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs.  If the payer discloses or uses TINs in violation of federal law, the payer may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

By Registered Mail, Hand or Courier:

Valiant Trust Company

Suite 310, 606 – 4th Street S.W.

Calgary, Alberta

T2P 1T1

Attention: Reorganization Department

Valiant Trust Company

2950, 130 King Street West

Toronto, Ontario

M5X 1A9

Attention: Reorganization Department

Telephone: (403) 233-2801

Toll Free: 1-866-313-1872

Fax: (403) 233-2847

E-Mail:   inquiries@valianttrust.com

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary at the telephone numbers and locations set forth above

The instructions accompanying the Letter of Transmittal should be read carefully before completion. The Depositary (see the back page of this document for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

to accompany certificates for Class B Shares of

PEGASUS OIL & GAS INC.

To be deposited pursuant to the Offer dated June 23, 2009 of

HARVEST PEGASUS INC.

a wholly-owned subsidiary of

HARVEST ENERGY TRUST

This letter of transmittal (the "Letter of Transmittal"), properly completed and duly executed, together with all other required documents, must accompany certificates for the class B shares (the "Pegasus Class B Shares") of Pegasus Oil & Gas Inc. ("Pegasus") deposited pursuant to the offer (the "Offer") dated June 23, 2009 made by Harvest Pegasus Inc. (the "Offeror") to purchase the Pegasus Class B Shares and class A shares (the "Pegasus Class A Shares") of Pegasus. The Offer will be open for acceptance until 5:00 p.m. (Calgary time), on July 30, 2009 (the "Expiry Time") unless the Offer is extended or withdrawn. Shareholders who wish to deposit their Pegasus Class A Shares pursuant to the Offer must complete a separate letter of transmittal (which is printed on green paper) in accordance with the instructions set out therein. Certificates representing Pegasus Class A Shares must not be deposited with this Letter of Transmittal. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time may deposit such Pegasus Class B Shares according to the Procedures for Guaranteed Delivery set forth in Section 3 of the Offer to Purchase. The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer have the respective meanings set out in the Offer.

The completion of the Offer is conditional upon 90% of the Pegasus Class A Shares and Pegasus Class B Shares being tendered to the Offer. In order to tender your shares to the Offer you must complete and return this Letter of Transmittal prior to the Expiry Time of the Offer. If you hold your shares through a broker, trust company or other registered holder (nominee), this letter of transmittal does not need to be completed and you should contact such nominee to provide instructions for the tendering of the shares on your behalf

Please carefully read the instructions set out below before completing this Letter of Transmittal.

TO:	HARVEST PEGASUS INC.
AND TO:	VALIANT TRUST COMPANY, as Depositary

The undersigned delivers to you the enclosed certificate(s) for Pegasus Class B Shares, details of which are as follows:

(see Item 1, 6 and 7 of the Instructions)

Certificate Number	Name in which Registered	Number of Pegasus Class B Shares Deposited (see Item 6 of the Instructions for Partial Tenders)

TOTAL:

(Attach list in the above form, if necessary)

The undersigned:

(a)	acknowledges receipt of the Offer to Purchase and accompanying Circular;
(b)

delivers to you the enclosed certificate(s) representing Pegasus Class B Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Pegasus Class B Shares represented by such certificates (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities, including any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer (collectively, the "Other Securities"), effective on and after the date the Offeror takes up and pays for the Purchased Securities (the "Effective Date");

(c)

represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and any Other Securities and that when the Purchased Securities and any Other Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

(d)	represents and warrants that the undersigned owns the Purchased Securities being deposited within the meaning of applicable securities laws;
(e)	represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws;
(f)	represents and warrants that the jurisdiction of residence of the undersigned is as specified below;
(g)

directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities: (a) to issue or cause to be issued a certificate representing Trust Units to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such certificate representing Trust Units by first class insured mail, postage prepaid, to the address, or to hold the same for pickup, as indicated below; and (b) to return any certificates for Pegasus Class B Shares not purchased under the Offer to the address indicated below in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Pegasus);

(h)

irrevocably constitutes and appoints any officer of the Offeror, and each of them and any other persons designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer, and with respect to any and all Other Securities, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(i)	to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of Shareholders maintained by Pegasus; and
(ii)

except as otherwise may be agreed, to exercise any and all rights of the undersigned, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and/or any Other Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities and/or Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of Pegasus Class B Shares (or adjournment thereof), and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities, any and all cheques or other instruments, respecting any distribution payable to or to the order of such registered holder in respect of the Purchased Securities;

(i)

as of the Effective Date, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(j)

agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities and/or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Pegasus and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities and/or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and/or Other Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(k)

agrees, if Pegasus should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Pegasus Class B Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by Pegasus of such Pegasus Class B Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and the Offeror may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

(l)

covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and/or Other Securities to the Offeror;

(m)

acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

(n)

by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Pegasus Class B Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice;

(o)

by virtue of the execution of this Letter of Transmittal, hereby releases and forever discharges Harvest Energy Trust and Harvest Pegasus Inc. (and all directors, officers, employees, affiliates, agents and representatives thereof) from any liability in respect of any breach of any of their respective covenants, agreements, representations or warranties under the Acquisition Agreement in all circumstances where, as a result of such breach, Harvest Energy Trust and/or Harvest Pegasus Inc. may be liable to pay a non-completion fee to Pegasus pursuant to the applicable provisions of the Acquisition Agreement, provided that Harvest has paid to Pegasus such amount in accordance with the provisions of the Acquisition Agreement; and

(p)

acknowledges and agrees that: (i) no fractional Trust Units will be issued; (ii) fractional interests will be rounded to the nearest whole number; and (iii) in calculating such fractional interest, all Pegasus Class B Shares held by the undersigned shall be aggregated.

FORM OF PAYMENT

Under the Offer, the undersigned hereby agrees to receive for the Purchased Securities a certificate representing 0.15 Trust Units for each deposited Pegasus Class B Share as per the instructions of the Pegasus Shareholder in this Letter of Transmittal.

BLOCK A ISSUE CERTIFICATE FOR TRUST UNITS IN THE NAME OF (please print or type):	BLOCK B SEND CERTIFICATE FOR TRUST UNITS (UNLESS BLOCK C IS CHECKED) TO (please print or type):
☐ Same address as Block A or to:
(Name)

(Name)

(Street Address and Number)

(City and Province or State)	(Street Address and Number)

(Country and Postal/Zip Code)	(City and Province or State)

(Telephone – Business Hours)	(Country and Postal/Zip Code)

(Social Insurance or Social Security No.)

U.S. holders must provide their Taxpayer
Identification Number _______________

BLOCK C
☐	HOLD CERTIFICATE FOR TRUST UNITS FOR PICKUP AT THE PRINCIPAL OFFICE OF THE DEPOSITARY WHERE THE DEPOSIT OF PEGASUS CLASS B SHARES WAS MADE

BLOCK D DEPOSITS PURSUANT TO NOTICE OF GUARANTEED DELIVERY (see Item 2 of the Instructions)
☐

CHECK HERE IF PEGASUS CLASS B SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE CALGARY, ALBERTA OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Name of Institution which Guaranteed Delivery:

BLOCK E
IF THE OFFEROR DOES NOT TAKE UP AND PAY UNDER THE OFFER, PLEASE RETURN CERTIFICATE(S) FOR PEGASUS CLASS B SHARES TO: (please print or type)	IN THE CASE OF A PARTIAL TENDER (SEE INSTRUCTION 6) NEW CERTIFICATE(S) FOR PEGASUS CLASS B SHARES ARE TO BE ISSUED AS ONE CERTIFICATE OR:
☐ same address as Block A or:	☐ in the following denominations (please print or type):

(Name)

AND DELIVERED TO:
(Street Address and Number)
☐ Same address as Block A

(City and Province or State)	☐ Same address as Block B

(Country and Postal (Zip) Code)

BLOCK F Indicate whether you are a U.S. holder or are acting on behalf of a U.S. holder

☐	The owner signing below represents that it is not a U.S. holder and is not acting on behalf of a U.S. holder.

☐	The owner signing below is a U.S. holder or is acting on behalf of a U.S. holder.
See Instruction 9 for who is a U.S. holder and for additional information relating to U.S. holders.

Signature guaranteed by (if required under Instruction 4):	Dated: _____________________________, 2009.

Authorized Signature	Signature of Shareholder or Authorized Representative (see Instruction 5)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)	Address (please print or type)

Area Code & Telephone Number during Business Hours:
( )

INSTRUCTIONS

1.	Use of Letter of Transmittal.
(a)

This Letter of Transmittal together with accompanying certificates representing the Purchased Securities must be received by the Depositary at the office specified below prior to the Expiry Time, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Pegasus Class B Shares is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, at the office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Pegasus Class B Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Pegasus Class B Shares.

2.

Procedures for Guaranteed Delivery. If a Shareholder wishes to deposit Pegasus Class B Shares pursuant to the Offer and (i) the certificate(s) representing such Pegasus Class B Shares are not immediately available, or (ii) the certificate(s) representing such Pegasus Class B Shares and all other required documents cannot be delivered to the Depositary prior to the Expiry Time, such Pegasus Class B Shares may nevertheless be deposited provided that all of the following conditions are met:

(a)	such a deposit is made by or through an Eligible Institution (as defined below);
(b)

a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal or a manually signed facsimile thereof is received by the Depositary at its office in Calgary, Alberta as set forth in the Notice of Guaranteed Delivery on or prior to the Expiry Time; and

(c)

the certificates representing the Pegasus Class B Shares in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, must be received by the Depositary at its office in Calgary, Alberta as set forth in the Notice of Guaranteed Delivery on or before 5:00 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Time.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States).

3.

Signatures. This Letter of Transmittal must be completed and signed by the Shareholder accepting the Offer or by such Shareholder's duly authorized representative (in accordance with paragraph 5 below).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if cheque(s) are to be issued to a person other than the registered holder(s):

(i)	such deposited certificate(s) must be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and
(ii)

the signature(s) on such power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in instruction 4 below.

4.

Guarantee of Signatures. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities, if the cheque(s) are to be issued to a person other than such registered owner(s), or if Purchased Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Pegasus, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.

Fiduciaries, Representatives and Authorizations. Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary at its discretion, may require additional evidence of authority or additional documentation.

6.

Partial Tenders. If less than the total number of Pegasus Class B Shares evidenced by any certificate submitted is to be deposited, fill in the number of Pegasus Class B Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Pegasus Class B Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Pegasus Class B Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.	Miscellaneous.
(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Securities, additional certificate numbers and number of Purchased Securities may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Purchased Securities are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.
(c)

No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders, by execution of this Letter of Transmittal, waive any right to receive any notice of acceptance of the Purchased Securities for payment.

(d)

The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the Shareholder covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)

Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its office at the address listed on the last page of this document.

8.

Commissions and Stock Transfer Taxes. No brokerage fees or commissions will be payable if the Offer is accepted by depositing Pegasus Class B Shares directly with the Depositary. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Purchased Securities to it or its order by the registered owner pursuant to the Offer. If, however, cheques to be received pursuant to the Offer are to be issued to, or if the certificates for Purchased Securities not deposited or purchased are to be registered in the name of, any person other than the registered owner, or if certificates for Purchased Securities are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person will be payable by the seller which may include a deduction from the purchase price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

9.

Important Tax Information for Pegasus Class B Shareholders.   Under current U.S. federal income tax law, the Depositary may be required under the backup withholding rules to withhold a portion of the amount of any consideration transferred to U.S. holders (as defined below) that hold Pegasus Class B Shares. To prevent backup withholding, you are required, if you are a U.S. holder, to notify the Depositary of your current U.S. taxpayer identification number, or TIN (or the TIN of the person on whose behalf you are acting), by completing the Substitute Form W-9 (which is provided herein) as described below.

Failure to complete the Substitute Form W-9 will not, by itself, cause Pegasus Class B Shares to be deemed invalidly deposited, but may require the Depositary to withhold a portion of any consideration transferred to U.S. holders, as discussed above. Backup withholding is not an additional tax. Amounts withheld are creditable against the U.S. holder’s U.S. federal income tax liability, and any amount overwithheld generally will be refundable to the U.S. holder if the U.S. holder timely files an appropriate claim for refund with the IRS. Failure to provide the required information on the Substitute Form W-9 may subject the depositing U.S. holder to a U.S. $50 penalty imposed by the IRS. More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

Holders of Pegasus Class B Shares are urged to consult their own tax advisors to determine whether such shareholders are required to furnish an IRS Form W-9, are exempt from backup withholding and information reporting, or are required to furnish any other appropriate form.

You are a “U.S. holder” if you are the beneficial owner of Pegasus Class B Shares and you are (1) a citizen or resident of the United States (including a U.S. resident alien) as determined for U.S. federal income tax purposes, (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States (or any state thereof, including the District of Columbia), (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust (or certain other electing trusts).

Each depositing U.S. holder is required to provide a correct TIN and certain other information on the Substitute Form W-9 and to certify that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that (a) the U.S. holder is an exempt recipient, (b) the U.S. holder has not been notified by the IRS that the U.S. person is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified the U.S. holder that the U.S. holder is no longer subject to backup withholding.

The TIN is generally the U.S. holder’s U.S. Social Security number or the U.S. federal employer identification number. The U.S. holder is required to furnish the TIN of the registered owner of the Pegasus Class B Shares. The enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” explain the proper certification to use if the Pegasus Class B Shares are registered in more than one name or are not registered in the name of the actual owner. The U.S. holder may write “Applied For” on the Substitute Form W-9 if the depositing U.S. holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. holder writes “Applied For” on the TIN line of the Substitute Form W-9 and does not provide a TIN by the time of receipt of the consideration transferred, such U.S. holder may be subject to backup withholding. Certain U.S. holders are not subject to these backup withholding and reporting requirements. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional instructions.

IRS Circular 230 disclosure: To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written by us to be relied upon, and cannot be relied upon by the shareholders, for the purpose of avoiding penalties that may be imposed on stockholders under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) each shareholders should seek advice based on its particular circumstances from an independent tax advisor.

FAILURE TO COMPLETE AND RETURN THE SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF A PORTION OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” FOR ADDITIONAL DETAILS.

10.

Lost Certificates. If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

REQUESTOR’S NAME: VALIANT TRUST COMPANY
SUBSTITUTE
Name (as shown on your income tax return)
Form W-9	Business Name, if different from above
Department of the Treasury Internal Revenue Service	Check appropriate box: ☐ Individual/Sole proprietor ☐ Corporation ☐ Partnership ☐ Other
Payer’s Request for Taxpayer Identification Number (“TIN”) and Certification	Address City, state, and ZIP code

	Part 1 — Taxpayer Identification Number — Please provide your TIN in the box at right and certify by signing and dating below. If awaiting TIN, write “Applied For.”	Social Security Number OR Employer Identification Number

PART 2 — For Payees Exempt from Backup Withholding — Check the box if you are NOT subject to backup withholding ☐

PART 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me),

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions. — You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. However, if after being notified by the IRS stating that you were subject to backup withholding you received another notification from the IRS stating you are no longer subject to backup withholding, do not cross out item 2.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

SIGNATURE	DATE

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 28% of all reportable payments made to me will be withheld.

Signature	Date, 2009

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines For Determining the Proper Identification Number to Give the Payer — Social Security Numbers (“SSNs”) have nine digits separated by two hyphens: i.e., 000-00-0000. Employer Identification Numbers (“EINs”) have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “section” references are to the Code.

GIVE THE NAME AND SOCIAL SECURITY NUMBER or
For this type of account:		EMPLOYER IDENTIFICATION NUMBER of —
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship or single-owner LLC	The owner(3)
6.	Disregarded entity not owned by an individual	The owner

GIVE THE NAME AND EMPLOYER
For this type of account:		IDENTIFICATION NUMBER of —
7.	A valid trust, estate, or pension trust	Legal entity(4)
8.	Corporation or LLC electing corporate status on Form 8832	The corporation
9.	Association, club, religious, charitable, educational or other tax-exempt organization	The organization
10.	Partnership or multi-member LLC	The partnership or LLC
11.	A broker or registered nominee	The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose SSN you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s SSN.
(3)

You must show your individual name and you may also enter your business or “doing business as” name. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the Internal Revenue Service encourages you to use your SSN.

(4)

List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the Taxpayer Identification Number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

NOTE: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Purpose of Form

A person who is required to file an information return with the Internal Revenue Service (the “IRS”) must get your correct Taxpayer Identification Number (“TIN”) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an individual retirement account. Use Substitute Form W-9 to give your correct TIN to the requester (the person requesting your TIN) and, when applicable, (1) to certify the TIN you are giving is correct (or you are waiting for a number to be issued), (2) to certify you are not subject to backup withholding, or (3) to claim exemption from backup withholding if you are an exempt payee. The TIN provided must match the name given on the Substitute Form W-9.

How to Get a TIN

If you do not have a TIN, apply for one immediately. To apply for an SSN, obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form on-line at www.ssa.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Related Topics. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS web site at www.irs.gov.

If you do not have a TIN, write “Applied For” in Part 1, sign and date the form, and give it to the payer. For interest and dividend payments and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the payer. If the payer does not receive your TIN within 60 days, backup withholding, if applicable, will begin and continue until you furnish your TIN.

Note: Writing “Applied For” on the form means that you have already applied for a TIN OR that you intend to apply for one soon. As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form, and give it to the payer.

CAUTION:  A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Payees Exempt from Backup Withholding

Individuals (including sole proprietors) are NOT exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note: If you are exempt from backup withholding, you should still complete Substitute Form W-9 to avoid possible erroneous backup withholding. If you are exempt, enter your correct TIN in Part 1, check the “Exempt” box in Part 2, and sign and date the form.

The following is a list of payees that may be exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except for those listed in item (9). For broker transactions, payees listed in (1) through (13) and any person registered under the Investment Advisers Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7). However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: (i) medical and health care payments, (ii) attorneys’ fees, and (iii) payments for services paid by a federal executive agency. Only payees described in items (1) through (5) are exempt from backup withholding for barter exchange transactions and patronage dividends.

(1)

An organization exempt from tax under section 501(a), or an individual retirement plan (“IRA”), or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).

(2)	The United States or any of its agencies or instrumentalities.

(3)	A state, the District of Columbia, a possession of the United States, or any of their subdivisions or instrumentalities.

(4)	A foreign government, a political subdivision of a foreign government, or any of their agencies or instrumentalities.

(5)	An international organization or any of its agencies or instrumentalities.

(6)	A corporation.

(7)	A foreign central bank of issue.

(8)	A dealer in securities or commodities registered in the United States, the District of Columbia, or a possession of the United States.

(9)	A futures commission merchant registered with the Commodity Futures Trading Commission.

(10)	A real estate investment trust.

(11)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12)	A common trust fund operated by a bank under section 584(a).

(13)	A financial institution.

(14)	A middleman known in the investment community as a nominee or custodian.

(15)	An exempt charitable remainder trust, or a non-exempt trust described in section 4947.

Exempt payees that are U.S. holders described above should provide Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE “EXEMPT” BOX IN PART 2 ON THE FACE OF THE FORM IN THE SPACE PROVIDED, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Certain payments that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N, and their regulations.

Privacy Act Notice.  Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to federal and state agencies to enforce federal nontax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to a payer. The penalties described below may also apply.

Penalties

Failure to Furnish TIN.  If you fail to furnish your correct TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil Penalty for False Information With Respect to Withholding.  If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

Criminal Penalty for Falsifying Information.  Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs.  If the payer discloses or uses TINs in violation of federal law, the payer may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

By Registered Mail, Hand or Courier:

Valiant Trust Company

Suite 310, 606 – 4th Street S.W.

Calgary, Alberta

T2P 1T1

Attention: Reorganization Department

Valiant Trust Company

2950, 130 King Street West

Toronto, Ontario

M5X 1A9

Attention: Reorganization Department

Telephone: (403) 233-2801

Toll Free: 1-866-313-1872

Fax: (403) 233-2847

E-Mail:    inquiries@valianttrust.com

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary at the telephone numbers and locations set forth above

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for deposit of Class A Shares and Class B Shares of

PEGASUS OIL & GAS INC.

pursuant to the Offer dated June 23, 2009

of

HARVEST PEGASUS INC.

a wholly-owned subsidiary of

HARVEST ENERGY TRUST

The terms and conditions of the offer (the "Offer") set forth in the offer to purchase and circular (the "Circular") of Harvest Pegasus Inc. (the "Offeror") dated June 23, 2009 are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer have the respective meanings set out in the Offer.

This Notice of Guaranteed Delivery, or a manually signed facsimile hereof, must be used to accept the Offer made by the Offeror for the class A shares (the "Pegasus Class A Shares") and the class B shares (the "Pegasus Class B Shares", and together with the Pegasus Class A Shares, the "Pegasus Shares") of Pegasus Oil & Gas Inc. if (i) certificates representing the Pegasus Shares are not immediately available, or (ii) the certificates representing such Pegasus Shares and all other required documents cannot be delivered to the Depositary prior to the Expiry Time. Such Pegasus Shares may be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;
(b)

a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile thereof, is received by the Depositary at its office in Calgary, Alberta set forth in this Notice of Guaranteed Delivery on or prior to the Expiry Time; and

(c)

the certificate(s) representing deposited Pegasus Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually signed facsimile thereof, relating to the Pegasus Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Calgary, Alberta set forth in this Notice of Guaranteed Delivery on or before 5:00 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Time.

This Notice of Guaranteed Delivery may be delivered by hand or courier or transmitted by facsimile transmission or mailed so as to be received by the Depositary at its office in Calgary, Alberta not later than the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth below.

DO NOT SEND CERTIFICATES FOR PEGASUS SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. Certificates for Pegasus Shares must be sent with your Letter of Transmittal.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO:	HARVEST PEGASUS INC.
AND TO:	VALIANT TRUST COMPANY, as Depositary
By Registered Mail, Hand or Courier	By Registered Mail, Hand or Courier
Valiant Trust Company Suite 310, 606 – 4th Street S.W. Calgary, Alberta T2P 1T1 Attention: Reorganization Department	Valiant Trust Company 2950, 130 King Street West Toronto, Ontario M5X 1A9 Attention: Reorganization Department
By Facsimile
(403) 233-2847

Any questions and requests for assistance may be directed to the Depositary at the following telephone numbers:

(403) 233-2801 or toll free 1-866-313-1872

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer to Purchase, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Pegasus Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase and Instruction 2 to the Letter of Transmittal.

Number of Pegasus Class A Shares	Certificate No. (if Available)	Name and address of Shareholder (please print)

Number of Pegasus Class B Shares	Certificate No. (if Available)	Name and address of Shareholder (please print)

PLEASE SIGN AND COMPLETE
Signature(s):

Address:
Postal/Zip Code)

Names(s):

Capacity (full title), if in a representative capacity:

Area Code and	Taxpayer Identification, Social Insurance
Telephone Number:	or Social Security Number:

Dated:

GUARANTEE

(Not to be used for signature guarantees)

The undersigned, a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) hereby guarantees delivery to the office of the Depositary in Calgary specified on page 1 hereof of the certificates representing Pegasus Shares tendered hereby, in proper form for transfer, together with delivery of a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Calgary time) on the third trading day on the TSXV after the Expiry Time.

Date:
Firm

	(Authorized Signature)	(Please print name)

	(Address)	(Area Code and Telephone Number)

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker or other professional advisor. Enquiries concerning the information in this document should be directed to Patrick Mills, President of Pegasus Oil & Gas Inc. at (403) 521-6307 or Georgeson Shareholder Communications Canada, Inc. at 1-866-717-8279.

PEGASUS OIL & GAS INC.

Directors’ Circular

recommending

ACCEPTANCE

of the Offer by

HARVEST PEGASUS INC.

a wholly-owned subsidiary of

HARVEST ENERGY TRUST

to purchase all of the

Class A Shares and Class B Shares of Pegasus Oil & Gas Inc.

on the basis of 0.015 of a trust unit of Harvest Energy Trust for each Class A Share of Pegasus Oil & Gas Inc. deposited and on the basis of 0.15 of a trust unit of Harvest Energy Trust for each Class B Share of Pegasus Oil & Gas Inc. deposited

The Board of Directors unanimously recommends that the holders of Class A Shares and Class B Shares of Pegasus ACCEPT the Offer and TENDER their Class A Shares and Class B Shares to the Offer.

June 23, 2009

NOTICE TO U.S. SHAREHOLDERS

The Offer (as defined herein) is made for the securities of a Canadian issuer and while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that (i) Pegasus Oil & Gas Inc. is incorporated under the laws of Alberta, Canada, (ii) its office is located in Calgary, Alberta, Canada, (iii) all of its officers and directors are Canadian residents and (iv) all or a substantial portion of the assets of Pegasus Oil & Gas Inc. and said persons may be located outside of the United States.

SUMMARY

The information set out below is a summary only and is qualified by the more detailed information appearing elsewhere in this Directors’ Circular. This Directors’ Circular should be read carefully and in its entirety by Pegasus Shareholders as it provides important information regarding Pegasus and the Offer. Unless the context otherwise requires, all capitalized terms appearing in this summary have the meaning ascribed to such terms in the Glossary and elsewhere in this Directors’ Circular.

Terms of the Offer:

The Offeror offers to purchase all of the outstanding Pegasus Shares (including all Pegasus Shares which may become outstanding on the exercise of Pegasus Options or other rights to acquire Pegasus Shares) on the following basis: 0.015 of a Harvest Unit for each Class A Share and 0.15 of a Harvest Unit for each Class B Share. The Offer expires at 5:00 p.m. (MST) on July 30, 2009, unless withdrawn, extended or varied.

Recommendation of the Board of Directors:	The Board of Directors unanimously recommends that the Pegasus Shareholders accept the Offer and tender their Pegasus Shares to the Offer.
Reasons for Recommendation:

The Board of Directors has carefully reviewed and considered the Offer and has received the benefit of advice from its financial and legal advisors. The Board of Directors has unanimously concluded that, in reliance in part on the Financial Advisor’s opinion, the Offer is fair from a financial point of view to the Pegasus Shareholders and is in the best interests of Pegasus, and recommends that the Pegasus Shareholders accept the Offer. In reaching its unanimous decision to recommend acceptance of the Offer, the Board of Directors considered a number of factors, including the following:

Industry Conditions

From formation, the goal of Pegasus has been to create shareholder value through consistent growth in reserves and production per share. The successful execution of this strategy is dependent on certain key factors; namely, sufficiently high commodity prices to generate the cash flow required to fund the capital expenditures necessary to grow reserves and production, the ability to replace declines in reserves and production through cost effective acquisitions or drilling and the availability of debt and equity capital on favourable terms to fund attractive acquisitions or development and exploration opportunities. The combination of the Corporation's production levels and cash flows and a number of additional factors, including (i) commodity price declines (ii) reduced access to equity capital available to junior oil and gas producers associated with low commodity prices, global economic uncertainty and an uncertain royalty regime in Alberta, and (iii) a restriction on debt availability, resulted in a limitation on Pegasus’ ability to sustain and grow its asset value and share price in the near to medium term.

Extensive Review of Strategic Alternatives

As a result of the aforementioned conditions, management and the Board of Directors concluded that it was in the best interests of the Pegasus Shareholders to conduct a thorough review of the strategic alternatives available to Pegasus to preserve and maximize shareholder value. Several alternatives were considered, but the four main possible alternatives consisted of: (i) continuing the existing strategic direction of Pegasus, (ii) disposing of select assets or properties, (iii) issuing equity to reduce debt levels, or (iv) entering into a transaction whereby Pegasus would be purchased by or would merge with a third party. The Board of Directors ultimately determined that the pursuit of a corporate sale or merger was the best available alternative for the reasons set out below under the heading "Reasons for Recommendation".

In considering and assessing the relative merits of acquisition proposals received by the Corporation, the Board of Directors considered a number of factors, including valuation of consideration offered, liquidity of any non-cash consideration offered, financing risk and deal complexity. In light of these factors, management and the Board of Directors considered the Offer from Harvest to be the best alternative reasonably available to the Corporation, endorsed it over the other proposal being considered and determined to recommend its acceptance by the Pegasus Shareholders. Management and the Board of Directors continue to believe that the Offer represents the most attractive strategic alternative available to maximize shareholder value.

Opinion of Financial Advisor

The Board of Directors has received an opinion from the Financial Advisor that the consideration to be received under the Offer is fair, from a financial point of view, to the Pegasus Shareholders. A copy of the written opinion of the Financial Advisor is attached as Schedule "A" hereto.

Superior Acquisition Proposal Permitted

The terms of the Offer and the Acquisition Agreement enable the Board of Directors to respond, in accordance with their fiduciary duties, to an unsolicited, Take-over Proposal made prior to the successful completion of the Offer.

Acceptance of Offer by Pegasus' Directors and Senior Officers:

Pursuant to the Pre-Tender Agreements, the directors and senior officers of Pegasus have agreed to tender their Pegasus Shares (representing approximately 17.0% of the outstanding Class A Shares and 17.3% of the outstanding Class B Shares) to the Offer, including any Pegasus Shares acquired pursuant to the exercise of any of their Pegasus Options which they continue to own at the Expiry Time. See "Pre-Tender Agreements and Intentions of Directors and Senior Officers with Respect to the Offer".

GLOSSARY

In this Directors’ Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

"ABCA" means the Business Corporations Act (Alberta) and the regulations thereto, as amended from time to time;

"Acquisition Agreement" means the acquisition agreement dated June 12, 2009, between Harvest, the Offeror and Pegasus pursuant to which, among other things, Harvest agreed to make the Offer, subject to the provisions thereof, as amended;

"affiliate" and "associate" have the respective meanings ascribed thereto in the ABCA;

"Board of Directors" or "Board" means the board of directors of Pegasus;

"Business Day" means any day excepting a Saturday, Sunday or statutory or civic holiday in Calgary, Alberta;

"Casing Inventory" means 5,700 meters of 177.8 mm OD x 34.23 kg/meter, VM80SS VAM SWNA R3 SMLS Casing currently held by Pegasus as inventory at Hallmark Tubulars Ltd (Edmonton, Alberta);

"Class A Shares" means class A shares in the capital of Pegasus;

"Class B Shares" means class B shares in the capital of Pegasus;

"Confidentiality Agreement" means the agreement dated March 23, 2009 between Pegasus and Harvest whereby certain confidential information with respect to Pegasus was provided to Harvest;

"diluted basis" with respect to the number of outstanding Class A Shares at any time, means such number of outstanding Class A Shares actually issued and outstanding, together with all Class A Shares that may be issued on the exercise of all outstanding Pegasus Options and other rights, if any, to purchase or acquire Pegasus Shares;

"Directors’ Circular" means this directors’ circular of Pegasus recommending acceptance of the Offer;

"Expiry Time" means 5:00 p.m. (Calgary time) on July 30, 2009, unless the Offer is extended pursuant to the terms of the Offer in which event the Expiry Time shall mean the latest time at which the Offer as so extended expires;

"Financial Advisor" means FirstEnergy Capital Corp.;

"Governmental Authority" includes any federal, provincial, municipal or other political municipal or other political subdivision, government department, commission, ward, bureau, agency or instrumentality, domestic or foreign;

"Harvest" means Harvest Energy Trust;

"Harvest Units" means trust units of Harvest;

"material" when used in relation to Pegasus or Harvest, means a fact, asset, liability, transaction or circumstance, as applicable, concerning the business, assets, rights, liabilities, capitalization, operations, prospects or financial condition of Pegasus or Harvest, as the case may be, that: (i) would be reasonably likely to have a significant effect on the value of the Pegasus Shares or Harvest Units, as the case may be; or (ii) that would prevent or materially delay completion of the Offer in accordance with the Acquisition Agreement, or any compulsory acquisition or Second Stage Transaction;

"Material Adverse Change" means any change (or any condition, event or development involving a prospective change) in the business, operations, prospects, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Pegasus or Harvest, as applicable, that is, or could reasonably be expected to have, a Material Adverse Effect;

"Material Adverse Effect" in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations (including production and sales of oil, gas and natural gas liquids), prospects, assets, liabilities, capitalization, rights or privileges or business, whether contractual or otherwise, of Pegasus or Harvest, each on a consolidated basis, as applicable, provided that a Material Adverse Effect shall not include an adverse effect (or any condition, event or development involving a prospective effect) in the business, operations, assets, capitalization, financial condition, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Pegasus or Harvest, each on a consolidated basis, that arises or results from or is in any way connected with, either directly or indirectly: (i) any matter or prospective matter, either alone or in combination with other matters or prospective matters, of which Pegasus or Harvest, as applicable, has disclosed in writing to the other as of the date of the Acquisition Agreement; (ii) the announcement of the transactions contemplated by the Offer or the Acquisition Agreement; (iii) conditions affecting the oil and gas industry generally; (iv) general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; (v) any change in the market price of crude oil, natural gas or related hydrocarbons; (vi) any action or inaction taken by Pegasus to which Harvest expressly consented to in writing after the date hereof including, without limitation, any change resulting from operational activity of Pegasus authorized by Harvest in writing or as requested by Harvest pursuant to Section 8.7 of the Acquisition Agreement; or (vii) a change in the laws, policies or regulations of general application;

"Minimum Condition" means at the Expiry Time, and at the time the Offeror first takes up and pays for the Pegasus Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 90% of the outstanding Class A Shares (calculated on a diluted basis) and at least 90% of the outstanding Class B Shares;

"Minimum Required Shares" means at least that number of the outstanding Class A Shares and outstanding Class B Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless the Offeror waives the Minimum Condition, in which case "Minimum Required Shares" means that number of the outstanding Class A Shares and outstanding Class B Shares that the Offeror takes up on the Take-up Date, provided that such number of Pegasus Shares shall not be less than 50% of the issued and outstanding Class A Shares on a diluted basis and 50% of the issued and outstanding Class B Shares;

"Offer" means the offer by the Offeror to purchase all of the outstanding Pegasus Shares on the basis set forth in the Acquisition Agreement;

"Offer Documents" means the offer to purchase and take-over bid circular and related letters of transmittal and notice of guaranteed delivery pursuant to which the Offer will be made;

"Offeror" means Harvest Pegasus Inc., a wholly-owned subsidiary of Harvest Energy Trust;

"Pegasus" or the "Corporation" means Pegasus Oil & Gas Inc., a corporation incorporated under the ABCA;

"Pegasus Options" means options to acquire Class A Shares pursuant to Pegasus' stock option plan and any other options to acquire Class A Shares;

"Pegasus Shareholders" means holders of Class A Shares or Class B Shares, or some combination thereof;

"Pegasus Shares" means collectively, the Class A Shares and Class B Shares; and

"person" means any individual, firm, partnership, limited partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal person representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority syndicate or other entity, whether or not having legal status;

"Pre-Tender Agreements" mean the separate agreements between Harvest and the Tendering Shareholders pursuant to which the Tendering Shareholders have agreed to deposit under the Offer, subject to certain conditions, and not to withdraw, except in certain circumstances, an aggregate of 5,894,218 Class A Shares and 175,060 Class B Shares, representing approximately 17.0% and 17.3%, respectively, of the issued and outstanding Class A Shares and Class B Shares;

"Second Stage Transaction" means any statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions whereby the Offeror acquires the balance of outstanding Pegasus Shares;

"Stock Option Plan" means the Stock Option Plan of Pegasus effective June 23, 2006;

"Superior Proposal" means any bona fide written Take-over Proposal: (i) to acquire all of the outstanding Class A Shares and all of the outstanding Class B Shares that is not subject to a due diligence condition and, if consummated in accordance with its terms, would result in a transaction that is financially more favourable to Pegasus Shareholders than the Offer; (ii) that constitutes a commercially feasible transaction which could be carried out in a reasonable time frame; and (iii) that the necessary funds or other consideration is available (all as determined in good faith by the board of directors of Pegasus after receiving the advice of its outside counsel as reflect in board minutes);

"Take-over Proposal" means a proposal or offer (verbal or written) by a third person (other than by Harvest or an affiliate of Harvest), whether or not subject to a due diligence condition, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Pegasus or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Class A Shares and/or Class B Shares, whether by an arrangement, take-over bid, amalgamation, merger, consolidation or other business combination, by means of a sale of shares, sale of assets, tender offer or exchange offer or similar transaction involving Pegasus, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Pegasus or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Class A Shares and/or Class B Shares, (in all cases other than the transactions contemplated by the Acquisition Agreement);

"Take-up Date" means the date that the Offeror first takes up and acquires Pegasus Shares pursuant to the Offer; and

"Tendering Shareholders" means all of the directors and officers of Pegasus which directors and officers have executed and delivered Pre-Tender Agreements with Harvest;

Unless otherwise indicated, all dollar amounts in this Directors’ Circular are expressed in Canadian dollars.

PEGASUS OIL & GAS INC.

DIRECTORS' CIRCULAR

This Directors’ Circular is issued by the Board of Directors in connection with the Offer made by the Offeror to purchase all of the outstanding Pegasus Shares (including all Pegasus Shares which may become outstanding on the exercise of Pegasus Options or other rights to acquire Pegasus Shares) on the following basis:

(a)	0.015 of a Harvest Unit for each Class A Share; and
(b)	0.15 of a Harvest Unit for each Class B Share.

The Offer expires at 5:00 p.m. (Calgary time) on July30, 2009, unless withdrawn, extended or varied. The Offer is made pursuant to the terms of the Acquisition Agreement.

The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer, are set out in the Offer Documents.

DIRECTORS’ RECOMMENDATION
The Board of Directors unanimously recommends that Pegasus Shareholders ACCEPT the Offer and TENDER their Class A Shares and Class B Shares to the Offer.

The Financial Advisor has provided its opinion that the consideration to be received under the Offer is fair from a financial point of view to Pegasus Shareholders.

REASONS FOR RECOMMENDATION

The Board of Directors has carefully reviewed and considered the Offer and has received the benefit of advice from its Financial Advisor and legal advisors. In reliance, in part, on the Financial Advisor’s opinion, the Board of Directors has unanimously: (i) approved the entering into of the Acquisition Agreement; (ii) determined that the Offer is in the best interests of Pegasus and the Pegasus Shareholders; and (iii) determined that the consideration to be received by the Pegasus Shareholders pursuant to the Offer is fair, from a financial point of view, to Pegasus Shareholders.

From formation, the goal of Pegasus has been to create shareholder value through consistent growth in reserves and production per share. The successful execution of this strategy is dependent on certain key factors; namely, sufficiently high commodity prices to generate the cash flow required to fund the capital expenditures necessary to grow reserves and production, the ability to replace declines in reserves and production through cost effective acquisitions or drilling and the availability of debt and equity capital on favourable terms to fund attractive acquisitions or development and exploration opportunities. The combination of the Corporation's production levels and cash flows and a number of additional factors, including (i) commodity price declines (ii) reduced access to equity capital available to junior oil and gas producers associated with low commodity prices, global economic uncertainty and an uncertain royalty regime in Alberta, and (iii) and a restriction on debt availability, resulted in a limitation on Pegasus’ ability to sustain and grow its asset value and share price in the near to medium term.

As a result of the aforementioned factors, management and the Board of Directors concluded that it was in the best interests of the Pegasus Shareholders to conduct a thorough review of the strategic alternatives available to Pegasus to preserve and maximize shareholder value. Several alternatives were considered, but the four main possible alternatives consisted of: (i) continuing the existing strategic direction of Pegasus, (ii) disposing of select assets or properties, (iii) issuing equity to reduce debt levels, or (iv) entering into a transaction whereby Pegasus would be purchased by or would merge with a third party. The Board of Directors ultimately determined that the pursuit of a corporate sale or merger was the best available alternative for the reasons set out below.

With respect to the alternative of continuing the existing strategic direction of Pegasus, the Board and management of Pegasus concluded that this would not be a viable option without a significant dilutive equity infusion into the Corporation. Pegasus’ credit facilities provide for maximum borrowings of $17.4 million, against which approximately $12.95 million had been drawn at the time the Acquisition Agreement was executed. The borrowing limits under the credit facilities are subject to review in July 2009 and, at the time of the execution of the Acquisition Agreement, Pegasus was facing the likelihood that the borrowing limits would be reduced upon review as a result of the downward revisions in its bank’s price forecasts for oil and gas leading to a further curtailment of Pegasus' financial flexibility. As the continuing viability of Pegasus requires that it remain within its borrowing limits and in compliance with its covenants to its lenders and that it stabilize and grow its production and reserves, maintaining the current strategic direction of Pegasus would require the deployment of a significant portion of any cash flow towards debt reduction, such that the Corporation would have little or no cash available to fund capital expenditures to develop its reserves and increase production.

The second alternative of disposing of select assets or properties was also considered by the Board and management of Pegasus. However, it was determined that a disposition of assets or properties in the current economic and industry environment, while providing cash to either pay down debt, increase capital expenditures or redeploy capital in an attempt to develop a new property, would have had an immediate negative impact on cash flow and the ability of Pegasus to maintain its debt levels. It would also have left Pegasus as a smaller entity, likely further reducing the Corporation’s borrowing limits under its credit facilities and exacerbating the cost of capital disadvantage suffered by junior producers in Alberta.

The third alternative was determined not to be feasible as the Corporation was advised by its financial advisors that an issuance of equity by the Corporation would be challenging and potentially dilutive to existing shareholders given weak commodity prices and equity markets.

After considering all of the alternatives available to Pegasus, the Board and management of Pegasus concluded that the best means of maximizing value for its shareholders would be to pursue a transaction whereby Pegasus would be purchased by or would merge with a third party. The Board and management, along with its Financial Advisor, implemented a confidential process to thoroughly canvass a broad spectrum of parties that may be interested in pursuing such a transaction. As described below under the heading "Background to the Offer", this process resulted in two proposals being put before the Board of Directors for its consideration.

In considering and assessing the relative merits of the proposals, the Board of Directors considered a number of factors, including valuation of consideration offered, liquidity of any non-cash consideration offered, financing risk and deal complexity. In light of all of these factors, management and the Board of Directors considered the Offer from Harvest to be the best alternative reasonably available in the circumstances, endorsed it over the other proposal being considered and determined to recommend its acceptance by the Pegasus Shareholders. Management and the Board of Directors continue to believe that the Offer represents the most attractive strategic alternative available to maximize shareholder value.

To date, Pegasus has not received any business combination, purchase or financing commitment which, in the opinion of the Board of Directors, would offer Pegasus Shareholders better value than the Offer. However, pursuant to the terms of the Acquisition Agreement, the Board of Directors will be able to respond, in accordance with its fiduciary duties, to competing proposals made prior to the successful completion of the Offer. The ability to respond is subject to the restrictions and conditions contained in the Acquisition Agreement. See "Acquisition Agreement".

Notwithstanding the recommendation of the Board of Directors that Pegasus Shareholders accept the Offer, Pegasus Shareholders should make their own decision whether to tender their Pegasus Shares to the Offer and should consult their own financial or legal advisors.

Pegasus Shareholders wishing to accept the Offer should review and complete the required documents carefully. Pegasus Shareholders should refer to the Offer Documents provided herewith.

BACKGROUND TO THE OFFER

At a Board meeting held on October 30, 2008, Pegasus management advised the Board of Directors of management’s concerns over the Corporation's future liquidity position in light of declining commodity prices, market conditions and capital commitments, and of the need to consider alternatives to improve the Corporation’s liquidity. Management presented four alternatives including: 1) maintaining the status quo; 2) a potential equity issue of flow-through shares; 3) a strategic sale of assets; and 4) a sale of the Corporation to or merger of the Corporation with another entity. The consensus of the Board of Directors at this time was for the Corporation to work with its industry partners to defer capital commitments and to attempt to complete an issuance of flow-through shares of the Corporation to improve the Corporation's debt position and fund future capital expenditures.

On November 19, 2008, the Board of Directors again discussed the Corporation's alternatives as oil and gas prices continued to deteriorate and equity markets remained challenging for junior oil and gas producers. Mr. Mills, the President and Chief Executive Officer of Pegasus, advised that management remained concerned with decreasing cash flows resulting from low commodity prices, continued weak equity markets, and the risk of potentially reduced bank lines in conjunction with the scheduled review in 2009. At this time, Mr. Mills also advised the Board that he had begun preliminary discussions with a select party regarding a potential corporate transaction. The consensus of the meeting was to continue discussions with respect to a potential corporate transaction and to engage the Financial Advisor with respect to conducting a confidential review of strategic alternatives. Consensus was also reached that management should consider the sale of non-core assets to reduce debt levels and to continue to pursue an equity issuance if capital markets were to improve.

After further consultations with Board members, an engagement letter was executed with the Financial Advisor on December 15, 2008. As part of its mandate, the Financial Advisor contacted numerous energy companies and trusts to solicit proposals for a potential transaction involving Pegasus. As a result of these efforts, Pegasus entered into confidentiality agreements with 19 interested parties. The parties to the confidentiality agreements were granted access to digital and physical data rooms containing information concerning Pegasus's operations, assets and material agreements. Management of Pegasus gave presentations to 17 interested parties.

The Board of Directors met again on April 16, 2009 with the Financial Advisor in attendance at which time representatives of the Financial Advisor reported to the Board on the status of discussions with potential counterparties in respect of corporate sale or merger transactions. The Financial Advisor indicated that two expressions of interest had been received with respect to the sale of the Corporation and provided a review of each, including an analysis of the value and form of consideration offered as well as an assessment of deal completion risk for each proposal received. At the conclusion of this Meeting, management and the Financial Advisor were instructed to continue negotiations with the interested parties to provide greater certainty surrounding the terms of the offers such that the Board could conduct a more detailed assessment. At this time, the Board of Directors and the Financial Advisor also discussed the feasibility of other strategic alternatives, including the solicitation of additional offers, a strategic asset sale, the issuance of equity to reduce debt and continuing to operate at the status quo such that other alternatives could be pursued if and when commodity prices improved.

On May 11, 2009, the Board of Directors again met with the Financial Advisor to discuss the status of discussions with potential counterparties. The Board of Directors was advised that one of the potential counterparties had withdrawn its offer but that, subsequent to the date of the prior meeting of the Board, Harvest had submitted a proposal. The Financial Advisor provided a detailed review of the terms and conditions of the Harvest proposal and the other remaining proposal and the advantages and disadvantages of each. The Board of Directors also discussed the other strategic alternatives available to the Corporation. The Board of Directors reached a consensus that the Harvest proposal was in the best interests of the Shareholders as compared to the other proposal and the Corporation's remaining strategic alternatives. The Board of Directors instructed Mr. Mills to negotiate a business combination agreement with Harvest on terms and conditions reflected in the proposal received from Harvest, subject to approval by the Board of Directors of a definitive agreement.

On May 22, 2009, Pegasus and Harvest signed a non-binding letter of intent that, among other things, outlined an exclusivity period in which Harvest would complete its due diligence and would proceed with the negotiation of the terms of the definitive Acquisition Agreement in respect of the transaction. The Letter of Intent contemplated an exchange ratio of 0.015 Harvest Units for each Class A Share and 0.15 Harvest Trust Units for each Class B Share and was subject to certain conditions including in respect of Pegasus' debt and transaction costs.

From May 25 to June 12, Pegasus and Harvest completed their due diligence and negotiated the terms of the Acquisition Agreement. On June 12, 2009, the Financial Advisor provided a verbal opinion that, subject to review of final documentation, the consideration to be offered to the Pegasus Shareholders by Harvest was fair, from a financial point of view, to the Pegasus Shareholders. The Board of Directors unanimously resolved to approve the Acquisition Agreement and to recommend that the Pegasus Shareholders accept the Offer.

The Acquisition Agreement was executed on the evening of June 12, 2009. Pegasus announced the entering into of the Acquisition Agreement on June 15, 2009, prior to the opening of trading on the TSX Venture Exchange.

On June 23, 2009, the Financial Advisor provided the written Fairness Opinion to the Board of Directors. The Board of Directors approved this Information Circular for distribution to the Pegasus Shareholders in connection with the Meeting and the Board of Directors confirmed its recommendation that the Offer be accepted by the Pegasus Shareholders.

PRE-TENDER AGREEMENTS AND INTENTIONS OF DIRECTORS
AND OFFICERS WITH RESPECT TO THE OFFER

Pursuant to the Pre-Tender Agreements, all of the directors and officers of Pegasus have agreed to tender to the Offer all Pegasus Shares that such persons may beneficially own, directly or indirectly, or over which such persons may control or exercise direction over, representing an aggregate of 5,894,218 Class A Shares and 175,060 Class B Shares or approximately 17.0% and 17.3%, respectively, of the issued and outstanding Class A Shares and Class B Shares. See "Principal Holders of Securities" and "Ownership of Securities of Pegasus by Directors and Officers".

In the Pre-Tender Agreements, the Tendering Shareholders have agreed, subject to certain conditions, to deposit their Pegasus Shares to the Offer and to not withdraw their Pegasus Shares (including any additional Class A Shares the Tendering Shareholder may acquire on exercise of Pegasus Options and which such Tendering Shareholder continues to hold at the Expiry Time) unless their respective Pre-Tender Agreement is terminated pursuant to its terms. The Pre-Tender Agreement will terminate upon the earlier of (i) the termination of the Acquisition Agreement in accordance with its terms, and (ii) the Expiry Time.

ACQUISITION AGREEMENT

The Offer

On June 12, 2009, Pegasus and Harvest entered into the Acquisition Agreement pursuant to which Harvest agreed to make the Offer, on the following basis:

(a)	0.015 of a Harvest Unit for each Class A Share; and
(b)	0.15 of a Harvest Unit for each Class B Share.

The Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 90% of the Class A Shares (on a diluted basis) and 90% of the Class B Shares shall be tendered and not withdrawn under the Offer.

Harvest is permitted under the Acquisition Agreement, in its sole discretion, to amend or extend, vary or waive any term or condition of the Offer, provided that Harvest shall not, without the prior consent of Pegasus, change the number of Pegasus Shares for which the Offer is made, impose additional conditions to the Offer except for those set forth in the Acquisition Agreement (including the schedules thereto) in a manner that is materially adverse to the holders of Pegasus Shares, decrease or change the form of consideration to be paid for each Pegasus Share or make any other change in the Offer which is materially adverse to holders of Pegasus Shares (and for which purpose an extension of the Offer or waiver of a condition will not be considered adverse).

Non-Completion Fee

Pegasus has agreed to pay to Harvest a non-completion fee (the "Non-Completion Fee") of $700,000 in the event that at any time after the execution of the Acquisition Agreement and prior to the termination of the Acquisition Agreement:

(a)

the Board of Directors fails to recommend that the Pegasus Shareholders accept the Offer, or withdraws or, in any manner adverse to Harvest, redefines, modifies, qualifies or changes any of its recommendations, resolutions or determinations in respect of the Offer or shall have resolved to do so or makes a public announcement to that effect;

(b)

any bona fide Take-over Proposal or intention to make or propose any bona fide Take-over Proposal is publicly announced, proposed, offered or commenced, and the Board of Directors shall have failed to publicly reaffirm and maintain its approval or recommendation of the Offer to the Pegasus Shareholders as soon as practicable and in any event within three (3) Business Days (or if the Offer is scheduled to expire prior to the end of such three (3) Business Day period, as soon as practicable and in any event prior to the scheduled expiry of the Offer) after the public announcement or commencement of any such Take-over Proposal or intention to make or propose any bona fide Take-over Proposal;

(c)	the Board of Directors shall have recommended that the Pegasus Shareholders deposit their Pegasus Shares under, or vote in favour of, or otherwise accept a Take-Over Proposal;
(d)

Pegasus shall have entered into any agreement with any person with respect to a Take-over Proposal prior to the Expiry Time of the Offer, excluding a confidentiality agreement entered into in compliance with the Acquisition Agreement;

(e)

a Take-over Proposal is publicly announced, proposed, offered or made to Pegasus Shareholders or to Pegasus prior to the Expiry Time, the Offer shall have expired by reason of the Minimum Condition not being satisfied, and within twelve (12) months of the Expiry Time either (A) Pegasus shall have entered into a definitive agreement in respect of a Take-over Proposal with any Person who announced, proposed, offered or made a Take-over Proposal prior to the Expiry Time or (B) a Take-over Proposal is consummated by Pegasus with any Person (whether or not it is the same Person who announced, proposed, offered or made a Take-over Proposal prior to the Expiry Time);

(f)	Pegasus or any of its Representatives breaches any of their respective non-solicitation obligations under the Acquisition Agreement, as described below; or
(g)

Pegasus breaches or fails to perform any covenant to be performed by it under this Agreement or if any representation or warranty of Pegasus in the Acquisition shall have been or become untrue, which breach or non-performance has not been cured to the satisfaction of Harvest, acting reasonably, within three (3) Business Days of receipt of written notice by Pegasus of any such breach or non-performance (and for the purposes thereof, all covenants, representations and warranties shall be read as if none of them contained any Material Adverse Change, Material Adverse Effect or other materiality qualification), and provided that such breach or non-performance of such covenant or untruth of such representation or warranty either individually, or in the aggregate with any other breaches, defaults or untruths either: (A) causes or could reasonably be expected to result in a Material Adverse Change with respect to Pegasus; or (B) prevents or could reasonably be expected to prevent the satisfaction of any of the conditions to the Offer or otherwise prevents or materially delays, or could reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Acquisition Agreement.

Reimbursement of Expenses

The Acquisition Agreement provides that, if the Minimum Condition or the condition set forth in paragraph J of Schedule A to the Acquisition Agreement is not satisfied or waived prior to the Expiry Time, Pegasus shall, on the Business Day immediately following the Expiry Time, pay the amount of $100,000 to Harvest as reimbursement for direct third party expenses relating to the Offer.

The Acquisition Agreement also provides that, provided that there is no material breach or non-performance by Pegasus of a material provision of the Acquisition Agreement in any respect, if Harvest is in material breach or there is material non-performance by Harvest of any of its covenants under the Acquisition Agreement, including the requirement to make the Offer, which breach or non-performance has not been cured to the satisfaction of Pegasus, acting reasonably, within three Business Days of receipt of written notice by Harvest of such breach or non-performance, Harvest shall, upon the termination of the Acquisition Agreement, pay the amount of $100,000 to Pegasus as reimbursement for direct third party expenses relating to the Offer

No Solicitation

Pursuant to the Acquisition Agreement, Pegasus agreed to immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any of its officers, directors, employees, advisors, representatives and agents ("Representatives") on its behalf), if any, with any parties initiated before the execution of the Acquisition Agreement with respect to any Pegasus Acquisition Proposal. In connection therewith, Pegasus further agreed that it would immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Pegasus relating to a Pegasus Acquisition Proposal and would use all reasonable commercial efforts to ensure that such requests are honoured and that it shall not release any third party from any confidentiality or standstill agreement entered into with Pegasus.

Pegasus also agreed that after the execution of the Acquisition Agreement, it will not, directly or indirectly, do or authorize or permit any of its Representatives to directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or participate in or take any action to facilitate any inquiries or the making of any proposal that constitutes or may be expected to lead to a Take-over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Take-over Proposal; provided, however, that Pegasus and its Representatives may:

(a)

engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Pegasus, or its Representatives after the date hereof) seeks to initiate such discussions or negotiations and may furnish to such third party information concerning Pegasus and its business, properties and assets that has previously been provided to Harvest if, and only to the extent that:

(i)

the third party has first made a Superior Proposal in respect of which the Board of Directors has concluded in good faith, after considering applicable laws and receiving the advice of outside counsel (as reflected in board minutes) that such action is required by the Board of Directors to comply with fiduciary duties under Applicable Laws;

(ii)

prior to furnishing such information to or entering into discussions or negotiations with such person, Pegasus provides immediate notice orally and in writing to Harvest specifying that it is furnishing information to or entering into discussions or negotiations with such Person in respect of a Superior Proposal, receives from such Person an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the Confidentiality Agreement, and immediately provides Harvest with a full, true and complete copy of such Superior Proposal and any amendments thereto and, if such Superior Proposal includes any non-cash consideration, shall include the value that the Board of Directors has, in consultation with its financial advisors, determined shall be ascribed to such non-cash consideration and confirming in writing the determination of the Board of Directors that the Take-over Proposal, if completed, would constitute a Superior Proposal;

(iii)	Pegasus provides immediate notice to Harvest at such time as it or such person terminates any such discussions or negotiations; and
(iv)	Pegasus immediately provides or makes available to Harvest any information provided to any such Person whether or not previously made available to Harvest;
(b)

comply with applicable Securities Laws with regard to a tender or exchange offer, if applicable, and other rules relating to the provision of directors' circulars, and make appropriate disclosure with respect thereto to Pegasus Shareholders and holders of Pegasus Options; and

(c)

accept, recommend, approve or implement a Superior Proposal from a third party, but only (in the case of this clause (c)) if prior to such acceptance, recommendation, approval or implementation, the Board of Directors shall have concluded in good faith, after considering provisions of applicable laws and after considering all proposals to adjust the terms and conditions of this Agreement and the Offer which may be offered by Harvest during the seventy-two (72) hour notice period set forth below and after receiving the advice of its financial advisors and legal counsel (as reflected in board minutes), that such action is required by the Board of Directors to comply with fiduciary duties under applicable laws, and provided that Pegasus fully and completely complies with all of its obligations pursuant to the Acquisition Agreement connection therewith.

Right to Match

Pegasus shall give Harvest orally and in writing at least seventy-two (72) hours advance notice of any decision by the Board of Directors of Pegasus to accept, recommend, approve or implement a Superior Proposal which notice shall identify the party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. In addition, Pegasus shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Harvest to make such adjustments in the terms and conditions of the Acquisition Agreement and the Offer as would enable Pegasus to proceed with the Offer, as amended, rather than the Superior Proposal. In the event that Harvest proposes to amend the Acquisition Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Superior Proposal as determined by Pegasus and its financial advisor acting reasonably within the seventy-two (72) hour notice period specified above, then Pegasus shall not accept, recommend, approve or enter into any agreement regarding the Superior Proposal, but rather shall enter into an amending agreement pursuant to which the Acquisition Agreement and the Offer shall be amended as so proposed by Harvest.

Termination of Acquisition Agreement

The Acquisition Agreement may, subject to its specified terms, be terminated by written notice promptly given by one party to the other party, at any time prior to the Take-up Date:

(a)	by mutual written agreement of Harvest and Pegasus; or
(b)

by either Harvest or Pegasus, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final; or

(c)

by Harvest, if the conditions to the Offer have not been satisfied or waived by Harvest on or before the Expiry Time (provided that Harvest may not terminate the Acquisition Agreement pursuant to this provision before the Expiry Time); or

(d)	by either Harvest or Pegasus, if Harvest has not taken up and paid for the Pegasus Shares deposited under the Offer on or before August 14, 2009; or
(e)

by either Harvest or Pegasus, if the Offer terminates or expires at the Expiry Time without Harvest taking up and paying for any of the Pegasus Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate the Acquisition Agreement to perform the obligations required to be performed by it under the Acquisition Agreement; or

(f)	by Harvest, upon the occurrence of any event which results in the Non-Completion Fee described above becoming payable; or
(g)	by Pegasus in the event it receives a Superior Proposal provided that it fully complies with the provisions of the Acquisition Agreement with respect thereto; or
(h)	by Harvest or Pegasus if the $100,000 reimbursement amount described above becomes payable by Harvest to Pegasus.

Pegasus Options

Pursuant to the Acquisition Agreement, all persons holding Pegasus Options, who may do so under applicable securities laws and in accordance with the terms of the Pegasus Options held by them, shall be entitled to either: (i) exercise all of their Pegasus Options and tender all Class A Shares issued in connection therewith, and which have not been sold in the market prior to the Expiry Time, under the Offer upon payment of the exercise price in full; or (ii) terminate their rights to exercise any out-of-the money Pegasus Options in consideration of the payment of $0.001 per share issuable upon the exercise of such options. All Pegasus Options that are tendered to Pegasus for exercise, conditional on Harvest taking up Pegasus Shares under the Offer ("Conditional Option Exercise"), shall be deemed to have been exercised immediately prior to the take up of Pegasus Shares by Harvest. Furthermore, Harvest shall accept as validly tendered under the Offer as of the Take-up Date, all Class A Shares that are to be issued pursuant to the Conditional Option Exercise, provided that such holders indicate that such shares are tendered pursuant to the Offer and provided that such holders agree to surrender any of their remaining unexercised Pegasus Options to Pegasus for cancellation effective immediately prior to the Take-up Date.

Pegasus will use its commercially reasonable efforts to ensure that all outstanding Pegasus Options are either exercised, terminated, expired or surrendered prior to the Take-up Date provided that Pegasus shall not pay the holders any amount in consideration therefore without the prior approval of Harvest, and shall not grant any additional Pegasus Options or other rights to purchase or acquire Class A Shares or make any amendments to outstanding Pegasus Options without the prior written consent of Harvest, except to permit the early vesting of all such Pegasus Options and to cause the cancellation, termination, expiry or surrender of the Pegasus Options prior to the Take-up Date without payment therefore.

It is a condition to the completion of the Offer that all of the outstanding Pegasus Options are either exercised, surrendered or terminated prior to the Take up Date.

Reconstitution of Board

If the Offeror takes-up and pays for Pegasus Shares under the Offer, the Board of Directors shall be reconstituted through resignations of all existing Pegasus directors and the appointment of the Offeror’s nominees in their stead.

Interim Operations

Pegasus agreed that during the term of the Acquisition Agreement Pegasus will conduct its business in the ordinary course consistent with past practice and agreed to certain restrictions on various matters, including amendments to constating documents, distributions in respect of its shares, changes in their share capital, sales, disposition or acquisition of assets, incurring of indebtedness and discharge of liabilities.

PRINCIPAL HOLDERS OF SECURITIES

As at the date of this Directors’ Circular, the issued and outstanding share capital of Pegasus consists of 34,565,732 Class A Shares (37,248,632 Class A Shares on a diluted basis) and 1,012,000 Pegasus B Shares. To the knowledge of the directors and senior officers of Pegasus, after reasonable enquiry, no person or company at the date hereof, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Class A Shares or Class B Shares, other than Mackenzie Financial Corporation which, to the knowledge of Pegasus, holds 3,850,000 Class A Shares, representing approximately 11.2% of the outstanding Class A Shares.

OWNERSHIP OF SECURITIES OF PEGASUS BY DIRECTORS AND OFFICERS

The names of the directors and senior officers of Pegasus the number of securities, beneficially owned, directly or indirectly, or over which control or direction is exercised by them and, to their knowledge after reasonable enquiry, their associates and affiliates, are as follows:

Name and Municipality of Residence	Position Held	Number of Class A Shares/Class B Shares and as a % of outstanding Class A Shares/Class B Shares	Number of Pegasus Options and as a % of all Pegasus Options

Patrick Mills Calgary, Alberta	Chief Executive Officer and Director	797,103 / 4,600 or 2.3% / 0.5%	203,000 or 7.6%

Kevin Angus Calgary, Alberta	Executive Vice President and Director	831,803 / 4,600 or 2.4% / 0.5%	203,000 or 7.6%

Darcy Anderson Calgary, Alberta	Vice President, Finance and Chief Financial Officer	932,363 / 92,300 or 2.7% / 9.1%	203,000 or 7.6%

James Watchorn Calgary, Alberta	Vice President, Operations	86,870 / 0 or 0.2% / 0%	593,000 or 22.1%

Darren Steffes Calgary, Alberta	Vice President, Exploration	1,744,500 / 14,700 or 5.0% / 1.5%	151,400 or 5.6%

Troy Smith Calgary, Alberta	Vice President Land	529,929 / 3,680 or 1.5% / 0.4%	253,500 or 9.4%

Tim Sweeney Calgary, Alberta	Corporate Secretary	4,000 / 900 or 0.01% / 0.1%	21,500 or 0.8%

James Pasieka Calgary, Alberta	Director	263,750 / 13,800 or 0.7% / 1.3%	46,500 or 1.7%

Vincent Chahley Calgary, Alberta	Director	201,000/ 17,480 or 0.6% / 1.7%	52,000 or 1.9%

Claudio Ghersinich Calgary, Alberta	Director	502,900 / 23,000 or 1.5% / 2.3%	52,000 or 1.9%

To the knowledge of the directors and senior officers of Pegasus, after reasonable enquiry, except as set forth above and under the heading "Principal Holders of Securities", there are no securities of Pegasus owned, or over which control or direction is exercised, by any insider of Pegasus, any associate or affiliate of Pegasus or an insider of Pegasus or any person or acting jointly or in concert with Pegasus.

TRADING IN SECURITIES OF PEGASUS

Except as set forth below, during the six month period preceding the date of this Directors' Circular, there has been no trading in any securities of Pegasus by (a) Pegasus or any of its affiliates or associates, (b) any of the directors or officers or other insiders of Pegasus or, to the knowledge of the directors and officers of Pegasus, after reasonable enquiry, any of their respective associates or affiliates, or (c) any person or company acting jointly or in concert with Pegasus.

Name	Date of Trade (mm/dd/yy)	Nature of Transaction	Number of Class A Shares/Class B Shares	Price Per Class A Share/Class B Shares
Patrick Mills	12/18/08 to 05/04/09	Employee stock savings plan	51,023 Class A shares	$0.20
Kevin Angus	12/18/08 to 05/04/09	Employee stock savings plan	51,023 Class A shares	$0.20
Darcy Anderson	12/18/08 to 05/04/09	Employee stock savings plan	51,023 Class A shares	$0.20
Darren Steffes	12/18/08 to 05/04/09	Employee stock savings plan	51,023 Class A shares	$0.20
Troy Smith	12/18/08 to 05/04/09	Employee stock savings plan	56,126 Class A shares	$0.20
James Watchorn	12/18/08 to 05/04/09	Employee stock savings plan	56,126 Class A shares	$0.20

Note:

(1)

All Pegasus Shares set forth in the table above were purchased by the officers pursuant to the terms of the Corporation's Employee Stock Savings Plan and the purchase price listed represents the average purchase price of such purchases during the period indicated.

ISSUANCES OF SECURITIES OF PEGASUS TO DIRECTORS AND SENIOR OFFICERS

No Class A Shares or Class B Shares or securities convertible into Class A Shares or Class B Shares have been issued to any director, officer or other insider of Pegasus during the two year period preceding the date of this Directors’ Circular, except as set forth below:

	Issuances of Pegasus Shares		Grants of Pegasus Options
Name	Date of Issue (mm/dd/yy)	Pegasus Class A Shares Issued	Date of Grant (mm/dd/yy)	Pegasus Options Granted	Price per Class A Share or Pegasus Option Exercise Price
Darcy Anderson	09/11/07	30,000			$3.30
Claudio Ghersinich	09/11/07	100,000			$3.30
Patrick Mills	09/11/07	25,000			$3.30
Kevin Angus	09/11/07	20,000			$3.30
Darren Steffes	09/11/07	75,000			$3.30
James Pasieka	09/11/07	30,000			$3.30
James Watchorn	09/11/07	7,000			$3.30
Darcy Anderson	02/28/08	25,000			$2.05
James Pasieka	02/28/08	50,000			$2.05
Claudio Ghersinich	02/28/08	100,000			$2.05
Patrick Mills			07/18/07	22,000	$2.50
Kevin Angus			07/18/07	22,000	$2.50

	Issuances of Pegasus Shares		Grants of Pegasus Options
Name	Date of Issue (mm/dd/yy)	Pegasus Class A Shares Issued	Date of Grant (mm/dd/yy)	Pegasus Options Granted	Price per Class A Share or Pegasus Option Exercise Price
Darcy Anderson			07/18/07	22,000	$2.50
Darren Steffes			07/18/07	22,000	$2.50
Troy Smith			07/18/07	40,000	$2.50
James Watchorn			07/18/07	13,000	$2.50
James Pasieka			07/18/07	8,000	$2.50
Claudio Ghersinich			07/18/07	8,000	$2.50
Vincent Chahley			07/18/07	8,000	$2.50
Tim Sweeney			07/18/07	2,000	$2.50
James Watchorn			02/01/08	480,000	$1.50

OWNERSHIP OF SECURITIES OF HARVEST OR THE OFFEROR

None of Pegasus, the directors or officers of Pegasus nor, to the knowledge of the directors and officers of Pegasus, after reasonable enquiry, any associate or affiliate of Pegasus, insider of Pegasus, associate or affiliate of an insider of Pegasus or person acting jointly or in concert with Pegasus, at the date hereof, owns, directly or indirectly, or exercises control or direction over, any securities of any class of Harvest or the Offeror.

RELATIONSHIPS BETWEEN HARVEST AND THE OFFEROR AND
THE DIRECTORS AND OFFICERS OF PEGASUS

Other than as provided in the Acquisition Agreement and the Pre-Tender Agreements or as disclosed herein, no agreements, commitments or understandings have been made or are proposed to be made between Harvest or the Offeror and any of the directors or senior officers of Pegasus, including any payment or other benefit proposed to be made or given with respect to compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful. None of the directors or senior officers of Pegasus are directors or senior officers of Harvest or the Offeror or any of Harvest’s subsidiaries.

ARRANGEMENTS BETWEEN PEGASUS AND ITS DIRECTORS AND SENIOR OFFICERS

Except as described below, no agreements, commitments or understandings have been made or are proposed to be made between Pegasus and any of its directors or senior officers including any payment or other benefit to be made or given by way of compensation for loss of office or as to their remaining in, or retiring from, office if the Offer is successful.

Severance Obligations

The Corporation has entered into severance agreements with each of its senior officers pursuant to which, in the event that a change of control of the Corporation occurs and the officer is not employed by the entity acquiring control of the Corporation at levels of compensation and responsibility commensurate with the compensation and responsibility of the officer as at the date of the change of control, the officer may elect to terminate his employment at any time within six months of the change of control and shall, upon such termination, be entitled to receive a cash payment equal to 115% of the greater of $110,000 and 12 months annual salary of the officer.

Pursuant to the Acquisition Agreement, Pegasus and Harvest have agreed that, immediately prior to the Expiry Time, the Corporation will transfer the Casing Inventory to or for the benefit of the employees and officers of the Corporation in consideration for such employees and officers reducing the aggregate severance amounts to which they are entitled by an amount equal to the fair market value of the Casing Inventory. Based upon the assessment of an independent third party valuator, an independent committee of the Board of Directors consisting of James Pasieka, Vincent Chahley and Claudio Ghersinich has determined the fair market value of the Casing Inventory to be approximately $541,500. The independent committee determined that the disposition of the Casing Inventory will be exempt from the collateral benefits prohibitions of applicable securities laws because the benefit is received by the officers and employees in their capacity as employees of the Corporation and the value of the severance obligation foregone by the employees and officers is at least equivalent in value to the fair market value of the Casing Inventory.

If completed, the Offer will result in a change of control of Pegasus for the purposes of the severance agreements and, assuming none of the officers are employed by Harvest following completion of the Offer, it is estimated that the officers of Pegasus will be entitled to severance payments in the amount of $759,000, of which $398,400 will be payable in cash and $360,600 will be comprised of the value of the Casing Inventory. In addition, each employee of Pegasus will be entitled to change of control payments (assuming they are not retained by Harvest) in the aggregate amount of $380,765, of which $199,865 will be payable in cash and $180,900 will be comprised of the value of the Casing Inventory

INTERESTS OF DIRECTORS, SENIOR OFFICERS AND OTHERS
IN MATERIAL TRANSACTIONS WITH HARVEST OR THE OFFEROR

Other than the Acquisition Agreement and the Pre-Tender Agreements and other than agreements to be entered into with respect to the disposition of the Casing Inventory, as described under the heading "Agreements Between Pegasus and its Directors and Officers", none of the directors or officers of Pegasus nor any of their respective associates nor, to the knowledge of the directors and senior officers of Pegasus, after reasonable enquiry, any person or company who owns more than 10% of the outstanding Class A Shares or Class B Shares, has any interest in any material transaction to which Harvest or the Offeror is a party.

OTHER TRANSACTIONS RELATED TO THE OFFER

Except as otherwise described or referred to herein, Pegasus has not entered into any transaction, agreement in principle or signed contract or passed any Board of Directors resolution in response to the Offer nor are there any negotiations underway in response to the Offer that relate to or would result in an extraordinary transaction such as a merger or reorganization involving Pegasus, the purchase, sale or transfer of a material amount of assets by Pegasus, a competing take-over bid, a bid by Pegasus for its own securities or those of another issuer, or any material change in the present capitalization or dividend policy of Pegasus.

MATERIAL CHANGES

Except as disclosed in Pegasus' public filings with applicable securities authorities or as otherwise described or referred to herein, the directors and senior officers of Pegasus are not aware of any information that indicates any material change in the affairs of Pegasus since March 31, 2009, the date of the last published financial statements of Pegasus.

ENGAGEMENT OF FINANCIAL ADVISOR

The Financial Advisor was retained on December 15, 2008. Pursuant to its retainer, the Financial Advisor agreed to provide the Board of Directors with advice in relation to the identification and investigation of possible strategic alternatives, to evaluate and advise with respect to proposals received and to provide the Board of Directors with their opinion as to the fairness, from a financial point of view, of the consideration to be received under the Offer. In consideration of the provision of these services, Pegasus has agreed to pay the Financial Advisor certain fees, to reimburse the Financial Advisor for reasonable expenses and to indemnify the Financial Advisor against certain liabilities in connection with such engagement.

OTHER INFORMATION AND MATTERS

The registered office of Pegasus is located at 1200, 425-1st Street S.W., Calgary, Alberta T2P 3L8 and the principal office of Pegasus is located at 101-10th Street N.W., Calgary, Alberta T2N 1V4.

There is no information or other matters not disclosed in this Directors’ Circular but known to the Board of Directors which would reasonably be expected to affect the decision of the Pegasus Shareholders to accept or reject the Offer.

STATUTORY RIGHTS OF ACTION

Securities legislation in the provinces and territories of Canada provides security holders of Pegasus with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The contents of this Directors’ Circular have been approved, and the delivery hereof has been authorized, by the Board of Directors.

CONSENT OF FIRSTENERGY CAPITAL CORP.

To:	The Board of Directors of Pegasus Oil & Gas Inc.

Reference is made to our opinion letter dated June 23, 2009 with respect to the fairness, from a financial point of view, to the holders of Pegasus Shares (as defined below), of the consideration to be received under the offer (as outlined in the Acquisition Agreement) (the "Offer") made by Harvest Pegasus Inc. to purchase all of the issued and outstanding Class A Shares (the "Class A Shares") and Class B Shares (collectively, the "Pegasus Shares") of Pegasus Oil & Gas Inc. ("Pegasus"), including Class A Shares which may become outstanding on the exercise of options to purchase Class A Shares.

The foregoing opinion letter is provided for the information and assistance of the Board of Directors of Pegasus in connection with its consideration of the Offer and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, prospectus or any other document, except with our prior written consent. We understand that Pegasus has determined to include our opinion in the directors’ circular dated June 23, 2009 (the "Directors’ Circular").

In that regard, we hereby consent to the reference to the opinion of our firm in the Directors’ Circular and to the inclusion of the foregoing opinion in the Directors’ Circular. In providing such consent, except as may be required by securities law, we do not intend that any person other than the Board of Directors rely upon such opinion.

Calgary, Alberta	(signed) "FirstEnergy Capital Corp."
Dated: June 23, 2009

CERTIFICATE

DATED: June 23, 2009

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

(signed) "Patrick Mills"	(signed) "Kevin Angus"
Patrick Mills Chief Executive Officer and Director	Kevin Angus Executive Vice-President and Director

SCHEDULE "A"

FAIRNESS OPINION OF FINANCIAL ADVISOR

June 23, 2009

The Board of Directors of

Pegasus Oil & Gas Inc.

101, 10th Street N.W.

Calgary, Alberta T2N 1V4

To the Board of Directors of Pegasus Oil & Gas Inc.:

We understand that Pegasus Oil & Gas Inc. (“Pegasus”) has entered into an acquisition agreement (“Acquisition Agreement”) with Harvest Energy Trust and Harvest Pegasus Inc. (collectively, “Harvest”) dated June 12, 2009, pursuant to which Harvest agreed to make an offer (the “Offer”), on the following basis: (i) 0.015 of a trust unit of Harvest (“Unit” or “Harvest Unit”) for each Class A Share of Pegasus (“Class A Share”); and (ii) 0.15 of a Harvest Unit for each Class B Share of Pegasus (“Class B Share”) (“Pegasus Shares” meaning collectively, the Class A Shares and Class B Shares). The Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 90% of the Class A Shares (on a diluted basis) and 90% of the Class B Shares shall be tendered and not withdrawn under the Offer. The terms and conditions of the Offer are more fully described in the Offer. We understand that pursuant to pre-tender agreements, certain Pegasus Shareholders, including certain officers and members of the Board of Directors of Pegasus (the “Board”), have agreed to deposit their Pegasus Shares under the Offer, subject to certain conditions, and not to withdraw, except in certain circumstances, an aggregate of 5,894,218 Class A Shares and 175,060 Class B Shares, representing approximately 17.0% and 17.3%, respectively, of the issued and outstanding Class A Shares and Class B Shares.

FirstEnergy’s Engagement

The board of directors (the “Board”) of Pegasus formally retained FirstEnergy Capital Corp. (“FirstEnergy”) pursuant to an engagement agreement dated December 15, 2008 to, among other things, provide financial advice to the Board and our opinion (“Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by the Pegasus Shareholders pursuant to the Offer (the “Engagement”). In consideration for our services, including our Opinion, FirstEnergy is to be paid a fee and is to be reimbursed for reasonable out-of-pocket expenses. In addition, FirstEnergy is to be indemnified by Pegasus under certain circumstances. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of Pegasus or any of Pegasus’ assets or liabilities and our Opinion should not be construed as such.

FirstEnergy consents to the inclusion of the Opinion in its entirety and a summary thereof in the Directors’ Circular and to the filing thereof, as necessary, by Pegasus and/or Harvest with the TSX Venture Exchange and the securities commissions or similar regulatory authorities in each province of Canada.

Credentials of FirstEnergy

FirstEnergy is a registered investment dealer focusing on Canadian companies participating in oil and gas exploration, production and services, energy transportation, electricity generation, energy technologies and energy income trusts. FirstEnergy is one of the leading investment banking firms providing corporate finance, mergers and acquisitions, equity sales, research and trading services to companies active in or investing in the energy industry. The Opinion expressed herein is the opinion of FirstEnergy and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture, and valuation matters.

Independence of FirstEnergy

None of FirstEnergy, its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)), or a related entity of Pegasus, Harvest, or any of their respective associates or affiliates. Mr. Vincent Chahley, a director of Pegasus, joined FirstEnergy as an employee on May 1, 2009. Mr. Chahley did not have any affiliation with FirstEnergy at the time of FirstEnergy’s Engagement.FirstEnergy is not acting as an advisor to Pegasus, Harvest, or any of their respective associates or affiliates in connection with any other matter, other than acting as financial advisor to Pegasus as outlined above.

FirstEnergy acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had today or in the future have positions in the securities of Pegasus and Harvest, and from time to time, may have executed or may execute transactions on behalf of Pegasus, Harvest or clients for which it received or may receive compensation. In addition, as an investment dealer, FirstEnergy conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including with respect to Pegasus and Harvest.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(a)	the Draft Directors’ Circular of Pegasus dated June 23 2009;

(b)	the Draft Take-over Bid Circular of Harvest Pegasus Inc., an indirect wholly-owned subsidiary of Harvest, dated June 23, 2009;

(c)	the letter of intent submitted by Harvest to Pegasus dated May 21, 2009;

(d)	the Acquisition Agreement between Harvest and Pegasus dated June 12, 2009;

(e)	the quarterly financial statements of Pegasus for the quarters ended March 31, 2009, September 30, 2008 and June 30, 2008;

(f)	the audited financial statements of Pegasus for the year ended December 31, 2008;

(g)	the Annual Information Form of Pegasus for the year ended December 31, 2008 dated April 29, 2009;

(h)	the Management Information Circular of Pegasus dated April 20, 2009, for the annual general meeting of Pegasus Shareholders held on May 29, 2009;

(i)	Pegasus’ independent reserve report dated March 12, 2009 and effective December 31, 2008, prepared by GLJ Petroleum Consultants Ltd.;

(j)	a formal due diligence session with senior management of Pegasus;

(k)	certain internal financial information, financial and operational projections of Pegasus as provided by Pegasus management;

(l)	the quarterly financial statements of Harvest as at and for the quarters ended March 31, 2009, September 30, 2008 and June 30, 2008;

(m)	the audited financial statements of Harvest as at and for the year ended December 31, 2008;

(n)	the Annual Information Form of Harvest for the year ended December 31, 2008 dated March 27, 2009;

(o)	the Management Information Circular of Harvest dated March 24, 2009 for the annual general meeting of unitholders held on May 19, 2009;

(p)

Harvest’s independent reserve reports dated March 9, 2009 and March 13, 2009 and effective December 31, 2008, prepared by GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., respectively;

(q)	discussions with management of Pegasus and Harvest with regard to, among other things, the business, operations, quality of assets, and future potential of Pegasus and Harvest;
(r)	public information related to the business, operations, financial performance and stock trading histories of Pegasus and Harvest, and other selected public oil and gas companies;

(s)	data with respect to other transactions of a comparable nature considered by FirstEnergy to be relevant; and

(t)	other information, analyses and investigations as FirstEnergy considered appropriate in the circumstances.

We have not, to the best of our knowledge, been denied access by Pegasus to any information requested by us.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including information relating to Pegasus and Harvest, or provided to us by Pegasus and their affiliates or advisors or otherwise pursuant to our Engagement and our Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior officers of Pegasus have represented to us, in certificates delivered as at the date hereof, amongst other things, that the information, data, opinions and other materials (the “Information”) provided to us on behalf of Pegasus is, to the best of their knowledge, complete and correct at the date the Information was prepared and that since the date of the Information, there has been no material change, financial or otherwise, in the position of Pegasus, or in their assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Pegasus as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of Pegasus. In addition, we considered the financial condition and prospects of Harvest as they are reflected in the information and public documents reviewed by us. In rendering our Opinion, we have assumed that there are no undisclosed material facts relating to Pegasus and Harvest or their businesses, operations or capital. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after today.

In our analyses and in connection with the preparation of this Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer. We have also assumed that all of the representations and warranties contained in the pre-tender agreement are correct as of the date hereof and that the Offer will be completed substantially in accordance with its terms and all applicable laws and that the Take-over Bid Circular will disclose all material facts relating to the Offer and Harvest and will satisfy all applicable legal requirements.

Our Opinion is not intended to be and does not constitute a recommendation to any Pegasus shareholder to tender Pegasus Shares to the Offer or as an opinion concerning the trading price or value of any securities of Harvest following the announcement or completion of the Offer.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Offer or the sufficiency of this letter for your purposes.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that the consideration to be received by the Pegasus Shareholders pursuant to the Offer is fair, from a financial point of view, to the Pegasus Shareholders.

This Opinion may be relied upon by the Board for the purposes of considering the Offer and its recommendation to Pegasus Shareholders with respect to the Offer, but may not be used or relied upon by any other person without our express prior written consent, except as otherwise provided herein.

Yours very truly,

[signed]

“FirstEnergy Capital Corp.”

Office of the Depositary is:

Valiant Trust Company

By Mail, Hand or Courier

Valiant Trust Company

Suite 310, 606 – 4th Street S.W.

Calgary, Alberta

T2P 1T1

Attention: Reorganization Department

Valiant Trust Company

2950, 130 King Street West

Toronto, Ontario

M5X 1A9

Attention: Reorganization Department

Inquiries

Telephone: (403) 233-2801

Toll Free: 1-866-313-1872

Fax: (403) 233-2847

E-Mail:   inquiries@valianttrust.com

Any questions and requests for assistance may be directed by holders of Pegasus Shares to the Georgeson Shareholder Communications Canada, Inc. at the telephone number and location set out below.

Georgeson Shareholder Communications Canada, Inc.

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free Phone: 1-866-717-8279

PART III

CONSENT TO SERVICE OF PROCESS

Harvest Energy Trust is submitting to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARVEST ENERGY TRUST
Dated: June 25, 2009	/s/ Robert W. Fotheringham
Name: Robert W. Fotheringham Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.

Annual Information Form of Harvest Energy Trust for the year ended December 31, 2009 dated as of March 27, 2009 (incorporated by reference to Harvest Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 27, 2009 (File No. 333-121627)).

2.

Audited consolidated financial statements of Harvest Energy Trust as at and for the financial years ended December 31, 2008 and 2007, together with the notes thereto and the auditors’ report thereon (incorporated by reference respectively to Harvest Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 27, 2009 (File No. 333-121627) and Harvest Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on March 27, 2008 (File No. 333-121627)).

3.

Management’s Discussion and Analysis of the financial condition and results of operations of Harvest Energy Trust for the financial year ended December 31, 2008 (incorporated by reference to Harvest Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 27, 2009 (File No. 333-121627)).

4.

Unaudited consolidated financial statements of the Trust as at and for the three months ended March 31, 2009 and 2008, together with the notes thereto (incorporated by reference respectively to Exhibit 99.3 to Harvest Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on May 12, 2009 (File No. 333-121627) and Exhibit 99.6 to Harvest Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on May 12, 2008 (File No. 333-121627)).

5.

Management’s Interim Discussion and Analysis of the financial condition and results of operations of the Trust for the three months ended March 31, 2009 (incorporated by reference to Exhibit 99.2 to Harvest Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on May 12, 2009 (File No. 333-121627)).

6.

Proxy Statement of Harvest Energy Trust dated March 24, 2009 relating to the annual and special meeting of Unitholders held on May 19, 2009 (incorporated by reference to Exhibit 99.4 to Harvest Energy Trust’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 20, 2009 (File No. 333-121627)).